SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2006
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

	By:	/s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda

Corporate Executive Officer, Executive Vice President and Chief Financial Officer

Date: September 11, 2006

List of materials
Document attached hereto:
1. Annual Report 2006 for the Fiscal Year Ended March 31, 2006

Contents

Financial Highlights 1

To Our Shareholders: A Message from Howard Stringer, CEO 2

New Management’s Mid-Term Corporate Strategy 5

The Revitalization of Electronics: An Interview with Ryoji Chubachi, Electronics CEO 9

Feature Story
HD World: The World of High Definition, Created by Sony 14

BRAVIA: High-Resolution, Slim-Profile LCD Televisions for the Flat Panel Era 16

Business Overview 18

Review of Operations

Electronics 20

Game 28

Entertainment 32

Financial Services 37

All Other 39

Research and Development 40

Corporate Governance/New Directors and Corporate Executive Officers 42

Corporate Social Responsibility 44

Financial Section 47

Stock Information 140

Stock Acquisition Rights and Bond Information 141

Investor Information 142
Cautionary Statement
Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony’s ability to recoup large-scale investment required for technology development, increasing production capacity and by the Game segment for the development and introduction of a new platform; (v) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, All Other and the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful Asset Liability Management in the Financial Services segment; and (ix) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Financial Highlights
Sony Corporation and Consolidated Subsidiaries —Years ended March 31

					Dollars in millions*
	Yen in millions			Percent	except per
	except per share amounts and number of employees			change	share amounts
	2004	2005	2006	2006/2005	2006

FOR THE YEAR
Sales and operating revenue	¥7,496,391	¥7,159,616	¥7,475,436	+ 4.4%	$63,893
Operating income	98,902	113,919	191,255	+67.9	1,635
Income before income taxes	144,067	157,207	286,329	+82.1	2,447
Income taxes	52,774	16,044	176,515	+1,000.2	1,508
Equity in net income of affiliated companies	1,714	29,039	13,176	-54.6	113
Net income	88,511	163,838	123,616	-24.5	1,057

Cash flows from operating activities	632,635	646,997	399,858	-38.2	3,418
Cash flows from investing activities	(761,792)	(931,172)	(871,264)	—	(7,447)

Per share data: (Yen, dollars)
Net income
—Basic	¥95.97	¥175.90	¥122.58	-30.3%	$1.05
—Diluted	87.00	158.07	116.88	-26.1	1.00
Cash dividends	25.00	25.00	25.00	—	0.21

AT YEAR-END
Stockholders’ equity	¥2,378,002	¥2,870,338	¥3,203,852	+ 11.6%	$27,383
Total assets	9,090,662	9,499,100	10,607,753	+ 11.7	90,665

Number of employees	162,000	151,400	158,500	+ 4.7%

*U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.

Please refer to page 80 for detailed footnotes to the table above.
In the year ended March 31, 2006, consolidated sales and operating revenue rose 4.4% from the previous year, to ¥7,475.4 billion. This result was largely attributable to increases in the Game and Financial Services businesses.
     Operating income increased 67.9%, to ¥191.3 billion, primarily due to an improvement in gains and losses on investments at Sony Life Insurance Co., Ltd., accounted for in the Financial Services business. The increase in operating income included a one-time net gain of ¥73.5 billion resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund. Restructuring charges, recorded as operating expenses, amounted to ¥138.7 billion, compared with ¥90.0 billion in the previous period.
     Income before income taxes climbed 82.1%, to ¥286.3 billion, reflecting a gain on a change in interest in subsidiaries and equity investees.
     The effective tax rate was 61.6%, exceeding the Japanese statutory rate, primarily as a consequence of the recording of additional valuation allowance against deferred tax assets by Sony Corporation and certain of its subsidiaries in Japan and overseas, and the recording of an additional tax provision for the undistributed earnings of overseas subsidiaries.
     Equity in net income of affiliated companies declined 54.6%, to ¥13.2 billion. This reflected the impact in the previous period of proceeds recorded by equity-method affiliate InterTrust Technologies Corporation from a patent-related settlement.
     As a result of the above factors, net income decreased 24.5% from the previous period, to ¥123.6 billion.
Sales and operating revenue and operating income
Net income and ROE

To our Shareholders

Just over a year ago, I was asked to assume the role of CEO of Sony. While truly honored by this opportunity, my experience in running Sony’s North American operations over the prior eight years gave me an acute sense of the challenges that lay ahead for revitalizing Sony on a global basis. The world in which we operate has been undergoing rapid and seismic changes—creating both opportunities and threats for us at the same time. I knew that staying ahead of this curve would require us to provide truly differentiated products and services to the market. To do this, we would not only have to improve our organizational structure, resource allocation and focus, but, as importantly, we would need to reinvigorate the Sony founders’ spirit for the digital age. I have always been proud to work for this great company but believe—as I am certain many of you do—that Sony could do even better. With this in mind, I accepted the opportunity—along with my partner, President and Electronics CEO, Ryoji Chubachi—to rejuvenate Sony.
     Soon after the new management team’s formation in 2005, we established a global cross-company team tasked with diagnosing Sony’s key issues and challenges and providing workable solutions. Our team had frank and honest discussions with a broad range of our key stakeholders—including customers, dealers, vendors, shareholders and employees (who submitted more than 2,000 smart ideas about how to fix our company). Those discussions, along with an extensive business review, led us to conclude that Sony’s collection of assets is truly unique—but that the combination of challenging market conditions and self-imposed structural issues was hindering our ability to compete effectively. Sony is a company with great traditions, and I intend to look after those that make us unique and valuable. At the same time, however, we must be prepared to abandon those traditions that had undoubtedly contributed to our structural and competitive challenges. Sony needed a revitalization plan that would allow us to become a simpler, yet more highly focused, customer-driven organization.
     In September 2005, we announced our mid-term corporate strategy, outlining a revitalization plan that achieved a distinct balance between restructuring initiatives designed to reduce costs, and strategic growth initiatives designed to foster continued innovation. A key component of the plan was a new organizational structure that would break down internal barriers, encourage communication across all of our businesses and enable these initiatives to succeed. In its simplest form, this new plan attempts to achieve three key objectives: (i) eliminate “silos;” (ii) sharpen our focus; and (iii) create unique and sustainable competitive advantages.
     As part of our new plan, Sony made firm commitments to the financial community regarding cost savings initiatives and also identified certain areas that we believed would be key to our future growth—such as high definition (HD), software development, digital content and Cell technology, among others. We outlined our key financial target of reaching a consolidated operating profit margin of five percent (before restructuring and one-time charges) by the year ending March 31, 2008, and made a commitment to enhance the transparency around tracking our new plan so that the financial
Exchanging views with employees

community would have a clearer understanding of our progress.
     I am pleased to report that the financial, operational, and structural commitments and targets we made to the financial community are on track with the original plan. Yet while our initial efforts have resulted in placing Sony on more sound footing for recovery, still, we have much more work to do. The year ending March 31, 2007 will be a pivotal year for Sony. Not only will we be continuing to execute our restructuring initiatives but we will also be introducing exciting new products, such as PLAYSTATION®3, and technology formats, such as the Blu-ray Disc™ (which is supported by numerous partners), to the market. In addition, we will focus on growth strategy initiatives—which are expected to deliver near-term results and, at the same time, better position Sony for the medium-to-long term.
     Now in its 60th year, Sony has entered a period of reemergence. We have taken steps to foster greater unity within the Sony Group. We are revitalizing our Electronics business while continuing to further strengthen our Game and Entertainment businesses. Our Financial Services division continues to deliver strong and consistent results. By bringing groundbreaking electronics together with the content that brings it to life, we are in a unique position to develop revolutionary products and services that excite a new generation of consumers—and truly set us apart from our competitors.
     When Sony began its business in Japan as Tokyo Tsushin Kogyo (Tokyo Telecommunications Engineering), Sony’s founders, Masaru Ibuka and Akio Morita, created a company valuing a persistent pursuit of uniqueness as well as a sense of unity and teamwork. As Sony expanded, it never failed to focus on innovation in pursuit of new ideas and markets—even in the face of tremendous challenges. From my travels to more than 20 Sony sites around the world since becoming CEO, I can assure you that our founders’ spirit is alive, thriving and resonating throughout our company today. I have been deeply touched by our employees’
passion for reinvigorating our company. I can assure you that it is a passion that Sony’s new management team shares. We have a sense of urgency and a sense of purpose. We can and will compete, vigorously, as “Sony United,” one company working together to be a leader in each of the areas on which we focus.
     In this year’s annual report, we take a look at the Sony Group’s mid-term strategies, recent financial and operating results, and key operating company highlights. I hope you will find the report informative and that it will provide a glimpse of our path to Sony’s promising future.

April 26, 2006

Howard Stringer
Chairman and CEO
Representative Corporate Executive Officer

New Management’s Mid-Term Corporate Strategy

Background
In June 2005, Sony formally established a new management team led by Howard Stringer (Chairman and CEO) and Ryoji Chubachi (President and Electronics CEO). Over its first 100 days, new management conducted an extensive business review, which concluded that Sony maintained a strong and diversified corporate portfolio but was facing certain market-based and self-imposed structural challenges that were affecting the company’s ability to compete effectively. New management identified Sony’s key challenges as:
•	Eliminating the “silo” organizational structure;
•	Strategically focusing our overly broad range of product offerings that dilute internal resources;
•	Enhancing limited product interoperability;
•	Strengthening software and service development; and
•	Divesting non-strategic assets that divert management’s focus.
     These findings led to the development of a comprehensive revitalization plan that was publicly presented in both Tokyo and New York in September 2005. This plan, developed in consultation with Sony’s stakeholders both inside and outside the company, moved to strengthen Sony’s competitiveness in three core sectors—Electronics, Game and Entertainment—through a balanced mix of restructuring and growth initiatives combined with a new organizational structure. From a financial perspective, the plan targeted a consolidated operating profit margin of five percent (before restructuring and one-time charges) for the year ending March 31, 2008.
     The following is a summary of the key components of the revitalization plan upon which Sony’s mid-term corporate strategy is being executed.
Organizational Structure
While Sony experienced tremendous growth over the past 60 years, its organizational structure had become fragmented, with limited integration and cooperation. Specifically, Sony suffered from a layered and cumbersome decision-making structure that led to inefficient resource allocation and significant redundancies.
     In order to best execute our revitalization plan, fundamental organizational changes were required. As such, we created a new, more streamlined structure that abolished the “Network Company” system within Electronics in favor of a more centralized Electronics Business Group. As a result, key decision making and key functional areas—such as product planning, technology, procurement, manufacturing, and sales and marketing—have been consolidated under the Electronics CEO. This significant structural change was designed to eliminate the business “silos” that had prevented us from focusing resources on our most competitive “champion” products and to foster a more coordinated, efficient and rapid decision-making process. In addition, the new structure would enable us to prioritize R&D, and optimally maximize our resources for growth.
Path to Profitability Restructuring Initiatives
In tandem with implementing a new organizational structure, we committed to achieving:
•	¥200.0 billion in cost reductions (80 percent to be achieved by the year ending March 31, 2007; the remainder to be achieved by the year ending March 31, 2008):
•	11 out of 65 manufacturing sites to be closed or consolidated;
•	20 percent reduction in product model count; and
•	10,000 person head-count reduction
•	¥120.0 billion in proceeds from non-strategic asset sales (e.g., real estate and minority equity stakes).
     Of the ¥200.0 billion in cost reductions, ¥130.0 billion would come from streamlining business operations, reducing our product model count, consolidating our manufacturing sites and enacting action plans for 15 selected business categories. The additional ¥70.0 billion in cost reductions would be derived from organizational structure changes resulting in reduced headquarters and indirect overhead expenses.
     Estimated charges for these structural reforms, originally expected to be approximately ¥210.0 billion but since revised to approximately ¥190.0 billion, are expected to be fully recouped by the year ending March 31, 2009.

     We also committed to significantly increasing the transparency around plan execution by giving quarterly updates to the financial community.
Strengthening Sony’s Electronics Business
Strengthening Sony’s Electronics business is our top priority given the significant impact a turnaround would have on our consolidated performance. Our key focus will be working to establish market-leading positions in such areas as televisions, digital imaging, video recorders and portable audio. This will be executed in tandem with efforts to strengthen Sony’s semiconductor and key component businesses.
     In particular, our efforts will concentrate on turning around Sony’s television business by rationalizing manufacturing sites, increasing the ratio of internally sourced components and centralizing engineering functions. We target the television business to reach profitability in the second half of the year ending March 31, 2007.
Growth Initiatives
In addition to organizational and restructuring initiatives, broad-based growth initiatives are also an integral component of our plan.
Electronics
Our primary goal is to make the “HD World” a major integrated profit pillar. Sony is uniquely positioned to benefit from the transition to HD and already has an established range of broadcast and consumer hardware products, as well as content assets, that lead the industry in HD digitization. Blu-ray Disc—the highest capacity, next-generation optical disc format, supported by leading companies in every key industry—will also be a driver of Sony’s HD business. In the year ending March 31, 2007, Sony will launch a range of Blu-Ray Disc-related products and HD content.
Other key Electronics growth focus areas include:
•	Semiconductors for games and imaging, and key components for developing innovative technologies for system LSIs—for home and mobile products—and next-generation displays, as well as Blu-ray Disc-related devices;
•	Continued enhancement of CCD and CMOS image sensors;
•	Further development and evolution of organic light-emitting diode (OLED) displays through the establishment of the Display Device Development Group; and
•	Strengthening software development to assure interoperability and superior user interfaces through the establishment of the Technology Development Group.
Game
Our top priority in the Game business is the successful introduction of PLAYSTATION®3, an event that will galvanize and strengthen all of Sony and further grow the market for next-generation computer entertainment, realized through the combination of Cell and RSX® processors. PSP® (PlayStation®Portable), which has become the fastest-selling platform in Sony Computer Entertainment’s history, with 17.0 million units shipped as of March 31, 2006, will solidify its market position by building upon many of its existing functions, including WiFi LocationFree™ connectivity, and adding new features such as a camera and GPS receiver. Although we will continue to extensively rely on the broad-based ecosystem of content developers, we will also work to reinforce our game development strength and create new entertainment experiences under the initiative of SCE Worldwide Studios.
Entertainment
The advent of new media, such as UMD® and Blu-ray Disc, will provide enhanced platforms on which to leverage Sony Pictures Entertainment digital content assets and strengthen ties to other Sony business groups. At SONY BMG MUSIC ENTERTAINMENT, the positive effects of the joint venture will continue to be harnessed to strengthen the company’s position, and the company will continue to pursue its successful digital distribution strategy. Sony Music Entertainment (Japan) continues to be extremely well positioned—especially with its market-leading digital music business—for future growth.

Ryoji Chubachi
President and Electronics CEO, Representative Corporate Executive Officer
Ryoji Chubachi entered Sony Corporation after obtaining his Ph.D. in Resource Engineering in 1977. He was involved in developing recording media, and in 1989 was transferred to Sony Magnetic Products Inc. of America. Upon returning to Japan in 1992, he was placed in charge of the recording media business, including magnetic tapes and optical discs. In 2002, he was given command of the entire device/component business. The following year, he became NC President of the Micro Systems Network Company. In 2004, he was promoted to Executive Deputy President and COO (in charge of the Device Business and Production Strategy). He became Electronics CEO in April 2005, and subsequently President of Sony Corporation in June, and currently serves in these two capacities.
Howard Stringer
Chairman and CEO, Representative Corporate Executive Officer
Originally from the United Kingdom, Howard Stringer was a director and producer at CBS (one of the top four TV networks in the United States ) before becoming president of CBS News in 1986 and president of CBS Broadcast Group, CBS Inc. in 1988. After joining Sony Corporation of America in 1997, he became its Chairman and CEO the following year, as well as becoming Sony’s COO in charge of the Entertainment division, where he brought the Pictures and Music businesses to new heights. In 1999, he received the title of Knight Bachelor from Her Majesty Queen Elizabeth II in recognition for his contribution to the broadcast industry. He became Chairman and CEO of Sony Corporation in June of 2005.

Other
Other noteworthy growth initiatives include:
•	Development of unique products by Sony Ericsson Mobile Communications (e.g., Walkman® phones) that leverage Sony’s electronics and entertainment assets;
•	Continued strong performance from Sony Financial Holdings—including Sony Life, Sony Assurance and Sony Bank—with its initial public offering (IPO) being planned for the fiscal year ending March 31, 2008, or thereafter;
•	Enhancement of Sony’s position in the mobile entertainment arena—by regaining a competitive position in portable audio and assuming a leadership position in the burgeoning portable video market; and
•	Development of Cell-based technology, products and applications through the establishment of the Cell Development Center.
Interim Progress Update
As of the year ended March 31, 2006, we are pleased to report we accomplished the following aspects of our structural reform initiatives:
•	Established a new, streamlined organizational structure;
•	Achieved ¥38.0 billion in cost reductions, including:
•	Nine manufacturing sites marked for closure or consolidation; and
•	5,700 person head-count reduction
•	Achieved ¥78.0 billion in proceeds from non-strategic asset sales (including the successful IPO of Sony Communication Network and the sale of a portion of Sony’s interest in Monex Beans Holdings); and
•	Established a clear and concise tracking system for investors (disclosed on a quarterly basis).
     In addition, action plans have already been implemented for nine of 15 selected business categories, including plasma televisions, QUALIA™ products and entertainment robots.
     For the year ended March 31, 2006, the Sony Group generated a consolidated operating profit margin of 3.4 percent (before restructuring and one-time charges), achieved in part through the positive contribution from Electronics, primarily due to the execution of our revitalization plan for the television business and the success of our BRAVIA™ LCD televisions.
Conclusion
We believe our extensive plan, with a mix of restructuring and growth initiatives, along with significant organizational changes, addresses those issues deemed most critical to revitalizing Sony, and we are intently focused on delivering upon the commitments and targets of this plan. As of the year ended March 31, 2006, our financial, operational, and structural commitments and targets are on track with our original plan. Still, within this highly dynamic and competitive environment, this revitalization plan does not end our capacity for change; rather, it begins it.

The Revitalization of Electronics
An Interview with
Ryoji Chubachi,
Electronics CEO
Sony’s resurgence depends on the electronics business recapturing its previous luster. Accordingly, we must focus on reinforcing product appeal, technological strength and operational power.
     In these pages, Electronics CEO Ryoji Chubachi responds to questions about the tasks ahead for Sony as it revitalizes its electronics business. He also elaborates on the progress of structural reforms, measures to revive the television business and other efforts during the past year, as well as Sony’s future direction.

What important tasks face you in revitalizing Sony’s electronics business?
It is crucial for us to reinforce product appeal, technological strength and operational power. Since I became Electronics CEO in April 2005, we have rigorously pursued three corporate initiatives designed to address these tasks and implemented a reorganization with the aim of strengthening the Sony Group’s performance.
     The first corporate initiative, the “Customer Viewpoint Initiative,” seeks to effect a change in mindset by encouraging our employees to view their work from the customer’s perspective. A lack of sufficient consideration for the customer’s perspective was one of the key factors behind the decline in product appeal in the first place. The second is the “Technology No. 1 Initiative,” which focuses on reinforcing our differentiated technologies in the areas targeted for the concentrated investment of resources, including televisions, home video equipment, digital imaging equipment and Walkman®. The third is the “Genba Initiative,” which aims to strengthen frontline operations (“genba” in Japanese), that is, our design locations, manufacturing facilities and sales offices.
     The aim of our reorganization was to maximize the collective capabilities of the Sony Group—from both the customer and Group perspective. Given the intensely competitive nature of the digital era, we sought to facilitate efficient, swift, responsive management by eliminating our internal “Network Company” system and adopting a new system based on business groups that clearly identifies key areas of focus. At the same time, we strengthened horizontal corporate functions. Specifically, while I, as Electronics CEO, have direct control over all business groups, we appointed four corporate executive officers—including myself—to oversee the coordination of product, technology, production, sales and procurement strategies. This new structure is designed to avoid the constraints of product-based and organizational “silos,” which have hindered the development and efficient delivery of attractive products.
Sony’s Mid-Term Corporate Strategy approaches structural reform as an urgent task. What progress have you made so far?
Reforms are proceeding in line with the plan we presented at the September 2005 Corporate Strategy Meeting, which targets ¥200.0 billion in cost reductions by the end of the fiscal year ending March 31, 2008. In the period under review, we succeeded in reducing costs by ¥38.0 billion.
     Our first step was to narrow the focus of the Electronics business. Following up on a comprehensive review based on profitability, growth potential and relevance to our strategic direction, we announced that we had selected 15 product categories and would enact plans to restructure each of these categories through such measures as alliances with other companies, disposals and down-sizing. While I can’t give you all the details, I can say that we subsequently determined and implemented concrete action plans for nine categories, including plasma televisions, QUALIA products and entertainment robots. These action plans are expected to contribute approximately ¥50.0 billion in improved profit during the fiscal year ending March 31, 2007. We are also striving wherever possible to shift personnel—especially engineers—from these categories to growth businesses to ensure the effective use of human resources.
     Another move will be to reduce our total number of manufacturing sites by 11 by the end of the fiscal year ending March 31, 2008. We have already completed rationalization of nine of these through consolidation or closure—two in the United States (Pittsburgh and San Diego), one each in the United Kingdom (Bridgend) and China (Beijing) and three in Japan (Iwatsuki, Sakado and Iwane).
You have said that without a recovery in televisions, Sony’s electronics business will not recover. What specific measures are you implementing to revive the television business?
In addition to strengthening the Group’s overall performance, we must rebuild our television business. In the period under review, the business posted a loss, owing to intense pricing competition in the market for flat panel televisions.
     We are currently concentrating management resources on LCD and LCD rear-projection televisions and implementing essential measures to improve profitability, including reassessing manufacturing facilities for CRT televisions and centralizing basic engineering functions. Our target is to make televisions profitable in the second half of the fiscal year ending March 31, 2007.
     We have made a very good start in our bid to revive the television business. BRAVIA LCD televisions have maintained the top share of the U.S. market for LCD televisions since their launch in the period under review. I believe this is because our engineers and manufacturing and salespeople, finding themselves against the wall, actually joined forces. The LCD panel used in the BRAVIA (the Sony Panel)—a seventh-generation amorphous silicon thin-film transistor (TFT) LCD panel that is particularly suited for large flat panel televisions—is manufactured by S-LCD Corporation, a joint venture between Sony and Samsung Electronics Co., Ltd. With the market shifting indisputably toward large-screen models, sales of BRAVIA televisions—particularly those with 32-inch and larger screens—are brisk, allowing us to maximize the benefits of seventh-generation TFT LCD panels. Looking at the rapid market penetration of LCD televisions, we can expect demand to continue increasing going forward. Accordingly, we will strive to improve the profitability of LCD televisions by developing differentiated technologies and enhancing the efficiency of our engineering system.
     In the area of rear-projection LCD TVs, we will take steps to lower manufacturing costs, including expanding procurement of principal parts to include suppliers in China. We will also enhance our product lineup by introducing models mounted with Sony’s exclusive Silicon X-tal (“crystal”) Reflective Display (SXRD™) device, which achieves outstanding resolution, contrast and responsiveness.
What can you tell us about the two growth strategies you have referred to as “HD World” and “creating value through new product categories”?
Sony has an extensive range of highly respected broadcast- and consumer-use high-definition (HD) hardware. The Electronics Revitalization Plan’s first strategy is to further expand our efforts to promote the transition to HD.
     From our perspective, demand for HD products is brisk in the consumer market as well. This is illustrated by the popularity of products like the consumer-use HDR-HC1 Handycam® high-definition camcorder, introduced in 2005, sales of which have vastly exceeded our initial plan. Sony is a global leader in the HD arena and is thus well positioned to maximize its technological strengths. Against a background of rising demand for HD in the consumer electronics market, in 2006 we plan to launch our first Blu-ray Disc player in the United States. We also plan to introduce a VAIO™ PC with a Blu-ray Disc drive. We expect the Blu-ray Disc format will be a driver of growth for HD-related businesses. Sony is the only company positioned to offer both a broad selection of HD hardware and a large library of HD content. Our goal is thus to grow this HD-related business into a major profit pillar.
     We also have high hopes for the growth of product categories that create new value as a result of added communications functions. To date, we have thrilled customers with exciting offerings like Trinitron™ color televisions as well as Walkman® and Handycam® products. These products share certain attributes, such as superb quality, attractive appearance, compact size and light weight, and have created value by inspiring an emotional response in customers.

As we have seen from the popularity of taking and sending photos using mobile phones, there is a growing market for products that capitalize on advances in networking to inspire communication and enable people to share joy and excitement. Accordingly, we expect that increases in computing power will make it easier to add “intelligent” functions.
     One aspect of our approach to date that demands critical reflection is that for many people our network-related products have perhaps been difficult to use when considering our customers’ lifestyles and environments. With the Internet now reaching into most homes, changing the way we communicate, we are capitalizing on advances in electronics technology to boldly introduce easy-to-use products that are uniquely Sony—that is, they reflect our unparalleled electronics technologies and entertainment and service capabilities and are still a half step ahead of their time.
R&D will be essential in supporting Sony’s growth strategies. Can you tell us a little about your current R&D policy?
Sony has always distinguished itself through its technologies. We have identified areas of concentration and will continue to strategically allocate resources to strengthen technologies and ensure a leading global position. To support the growth strategies that are uniquely Sony, it is crucial that we enhance our capabilities in semiconductors and key component devices, next-generation display devices and software—all of which reflect an industry shift toward added value. Of course, we must also reinforce our R&D organization.
     In the area of semiconductors and key component devices, CCD and CMOS image sensors, in which we are already highly competitive, will remain a key focus. We will continue also to strengthen development programs for Blu-ray Disc-related devices, such as blue-violet laser diodes, that are essential to the realization of “HD World.”
     To promote the development of next-generation display devices, we established the Display Device Development Group. We will focus on self-luminous organic light-emitting diode (OLED) displays, which deliver high-speed response to moving images and excellent color reproduction and are attracting attention for use in next-generation thin displays. We have already announced an agreement with Idemitsu Kosan Co., Ltd., for the joint development of superior new electroluminescent materials, a move that is expected to accelerate the creation of advanced displays and further efforts to commercialize interesting new applications.
     For software, we set up the Technology Development Group to ensure the effective utilization of global resources. The Group is charged with strengthening software development to ensure smoother user interfaces in all areas, including middleware, application programs, codecs (coder/decoders) and digital rights management (DRM) software.
     Reinforcing our R&D structure is not the only important consideration. It is also crucial that our intellectual property, business and R&D units cooperate to ensure our R&D accomplishments, as vital intellectual property, are properly protected and effectively utilized.
In closing, can you tell us about your resolve for revitalizing Electronics?
The first prerequisite to realizing Howard’s “Sony United” mission is to ensure that the electronics business recaptures its previous luster. To me, “revitalization” means the reestablishment of a positive workplace environment, a place where people who are excited about what they do can work together to identify latent customer needs and develop, manufacture and deliver products that are a half step ahead of their time. In other words, revitalization will allow us to remain a technology-driven company capable of responding to the expectations of customers for products that embody the Sony essence. In the period under review, we launched several products that fit this description, including the BRAVIA line of LCD TVs—so it was indeed a promising beginning to the revitalization of our electronics business.
     At last September’s Corporate Strategy Meeting, we announced a target for the Electronics business of a four percent operating income margin (before restructuring and one-time changes) for the fiscal year ending March 31, 2008. In the period under review, the business’ operating margin, while on track, was still only half that level, but I think that given Sony’s proven capabilities it is an entirely realistic target. In addition to overall growth, achieving this target will demand difficult decisions, including the rationalization of our businesses, the reduction of administrative staff and the integration and closure of manufacturing sites. Sony’s shareholders and other stakeholders seek reassurance that we are making steady progress with the plan we have outlined. I look forward to reporting solid results a year and two years into the plan—results that will once again earn us the confidence of our stakeholders. Expect great things of Sony as we move forward.
April 26, 2006

Ryoji Chubachi
President and Electronics CEO
Representative Corporate Executive Officer

Feature Story
HD World

The World of
High Definition,
Created by Sony
BRAVIA

High-Resolution,
Slim-Profile LCD Televisions
for the Flat Panel Era

HD World
The World of High Definition, Created by Sony
There it is. A football stadium filled with excited fans. Looks of anticipation and apprehension etched into the players’ expressions. Scenes so real you are pulled in right among them. Thrill to the vivid, high-resolution images that unfold before your eyes thanks to Sony HD technology.
     Sony’s vast range of electronics products and content enables it to expand the realm of high definition from the movie and broadcasting business to television, games and other home entertainment, making it possible for people everywhere to experience the excitement of HD first-hand.

PROFESSIONAL USE
Broadcasting
The adoption of Sony HD cameras, video tape recorders and editing equipment by major broadcasters is helping to speed the adoption of HD broadcasting worldwide. Cumulative shipments of HDCAM™ recording devices—now the standard for HD content creation—since the format’s launch in 1997 have surpassed 24,000 units* worldwide. In Japan, for example, they have already been installed by all of the country’s terrestrial broadcasters. They are also being used in such high profile live sports broadcasts as the Super Bowl and the Masters Golf Tournament in the United States, and in mobile HD broadcasting units around the world, generating a large and appreciative audience for the crisp, evocative images yielded by HD filming and broadcasting.
     In April 2006, we released the blue-violet laser-based “XDCAM” HD Professional Disc™ system, which is used for newsgathering.
     Development of the HDC-3300 Super Motion Camera

Yutaka Yoshida Production Camera Department, Camera & Storage System Division, B&P Business Group Sony Corporation
Content creators are constantly looking for new ways to enhance the viewing experience. Our desire to accomplish that goal is what has driven development of the HDC-3300 Super Motion Camera, which achieves 3x speed slow motion effects in full HD resolution (scheduled launch: October 2006). High-speed processing of HD content, which contains 3x as much picture information, is technologically difficult, but the outstanding resolution achieved by the HDC-3300 Super Motion Camera means you can even see the stitching on a baseball in a pitcher’s hand! Viewers of HD sports broadcasting will be able to enjoy a whole range of new footage.

     I am really excited about the HDC-3300 Super Motion Camera and the technologies it uses: circuitry technology that facilitates outstanding, low-noise resolution, optical transmission technology that enables transmission without deterioration of image quality, and the advanced digital signal processing technology that reflects our accumulated expertise in broadcasting cameras. I look forward to this camera going on the market, in our continuing effort to meet the customer’s expectations.

The logo for “Full HD 1080” covers Sony consumer products that record, display or replay HD images at 1080 pixels (scanning lines) or more of vertical resolution. We plan to attach this logo to a wide variety of products in this category.

CBS, one of the four major U.S. networks, has already decided to adopt this system. As the industry continues to move toward high definition, we intend to play a major support role by supplying the HD equipment suited to our customers’ operating environments and needs.

*	As of March 31, 2006 (includes HDCAM-SR and CineAlta)
Digital Cinema
In 1999, Sony took the lead in the industry by commercializing CineAlta™, a 24-frame-per-second HD professional movie production system. CineAlta paved the way for vast improvements in movie production efficiency by shifting from tape to recording in digital HD on tape, making it possible to shoot and edit digitally and achieve the same superb image quality as film. The system has been adopted extensively, and is already credited with the production of more than 400 movies to date. Genesis®, a CineAlta camera jointly developed by Sony and Panavision Inc., achieves even greater image quality thanks to an image sensor equivalent in size to 35-millimeter film.
     Movie theaters in the United States and other locales have also begun replacing their conventional film projection equipment with high-intensity, high-contrast projectors incorporating our proprietary 4K Silicon X-tal (“crystal”) Reflective Display (SXRD) device. These projectors not only make it possible to screen movies at an image quality approximately four times that of Full HD TV, but also enable the entire filming process to be performed digitally—from shooting
Major Motion Pictures Created with CineAlta
Star Wars Episode III: Revenge of the Sith (Lucasfilm Ltd./Twentieth Century Fox)
Sin City (Troublemaker Studios)
Superman Returns (Warner Bros. Entertainment)
Click (Sony Pictures Entertainment Inc.)
4K-SXRD

Sony’s 4K-SXRD is a display device for high-resolution projectors that achieves an 8.85-megapixel density (4096 x 2160 pixels)—more than four times that of Full HD TV—and a high contrast of 4,000:1. Sony was able to achieve such stunning resolution and clarity by optimizing the driving circuit in each pixel and by using a thin liquid crystal cell layer and crystal alignment control technologies.

CONTENT

and editing to projection—preventing image deterioration while simultaneously reducing film print costs and shortening lead times for distribution and screening. With the latest digital video technologies such as this, Sony will continue contributing to the revitalization of the movie business as well as providing dazzling viewing experiences.
HOME ENTERTAINMENT
Sony brings the HD experience to home entertainment through a diverse array of hardware. For example, our HD LCD and SXRD rear-projection televisions reproduce HD broadcasts with brilliant hues. Just attach a Blu-ray Disc player and 5.1-channel surround sound system to create a high-definition, high-fidelity home theater for a cinema experience within the home.
     Sony Computer Entertainment also plans to incorporate our high-performance processor, Cell, and the RSX graphics processor, into PLAYSTATION®3 next-generation computer entertainment systems to enable enjoyment of next-generation computer entertainment content in the home.
     Consumers can also pair our Handycam® HD camcorders, which feature our proprietary ClearVID CMOS Sensor™, with our high-end VAIO PCs, which support HD imaging, enabling them to edit their own personal movies at full image quality.
Cell
Cell is a high-performance processor under joint development by the Sony Group, IBM Corporation and Toshiba Corporation since 2001. Built on a multicore architecture, Cell features eight independent floating-point computing cores and a Power-based processor, enabling it to attain supercomputer-level floating-point computing speeds.
The keys to creating the HD World are high-definition content and the media on which such content will be recorded, Blu-ray Disc.
     The Blu-ray Disc format offers a storage capacity approximately five times that of DVD—enough for more than three hours of HD-quality MPEG-2 video. This makes it possible to store, for example, a full-length movie, in addition to director’s cuts, interactive and other bonus content on a single disc. Blu-ray Disc also incorporates a robust content protection mechanism that features superior data encoding.
     More than 180 partner companies from the consumer electronics, IT, game, movie and music industries currently support Blu-ray Disc. Sony Pictures Entertainment Inc. (SPE), Metro—Goldwyn—Mayer Inc. (MGM), The Walt Disney Company, Warner Bros. Entertainment, Twentieth Century Fox, Lions Gate and Paramount Pictures will release titles on Blu-ray Disc, and they will be able to be experienced on PCs, consumer electronics products as well as PLAYSTATION®3.
Major SPE Blu-ray Disc Titles

Hitch House of Flying Daggers The Fifth Element Ultraviolet Underworld: Evolution (shown to the left)
© 2006 Lakeshore Entertainment Group LLC. All Rights Reserved.
Blu-ray Disc

Blu-ray Disc is a next-generation optical disc format developed for high-definition video and high-capacity software applications. A single-layer Blu-ray Disc will hold up to 25 gigabytes of data and a dual-layer Blu-ray Disc will hold up to 50 gigabytes of data. This greater storage capacity enables the Blu-ray Disc to store over five times the amount of content than is possible with current DVDs, and is particularly well-suited for high-definition feature films with extended levels of additional bonus and interactive material. Blu-ray also features the most advanced copy protection, backward compatibility with the current DVD format (meaning Blu-ray players will play existing DVDs), connectivity and advanced interactivity.

BRAVIA
High-Resolution, Slim-Profile LCD Televisions for the Flat Panel Era
Today, a half-century since the advent of the first televisions, the market for these devices is going through a period of significant change, as technology moves from analog to digital and from cathode ray tube (CRT) to flat panel. In Japan, annual shipments of flat panel televisions have already surpassed those of CRT models, and the trend is spreading rapidly to the United States and Europe.
     In response to market change, in 2005 Sony rose to the challenge with the brand-new BRAVIA* line of high-resolution, slim-profile LCD televisions.

*	BRAVIA is an acronym for “Best Resolution Audio Visual Integrated Architecture.”

In developing the BRAVIA line of LCD televisions, we brought together our design, manufacturing and sales capabilities, incorporating newly developed Sony Panels and other technologies designed to achieve outstanding image quality and implementing a full-scale advertising program. As a consequence, BRAVIA won major acceptance, particularly in the United States, Japan and Europe, earning the top share of the global LCD television market in the October—December 2005 quarter.*
     The BRAVIA launch also greatly increased the share of our LCD television sales accounted for by large-screen models. LCD televisions with 32-inch or larger screen sizes accounted for approximately 50% of our LCD television sales in the second quarter of the fiscal year ended March 31, 2006, prior to the BRAVIA launch. This jumped to 70% in the subsequent quarter, following the launch.
     We will strive to continue capturing the hearts of consumers with the high-quality BRAVIA line of televisions that are uniquely suited to the digital, flat panel era.

*	Source: DisplaySearch
Manufacturing
BRAVIA LCD televisions feature the Sony Panel*, an advanced LCD panel that was developed by S-LCD, our joint venture with Samsung, which also manufactures the panels. These panels incorporate proprietary high-resolution technologies developed by Sony. In the past, when all LCD panels were procured externally, we faced the risk of being unable to secure the necessary volume of panels when needed. With S-LCD coming on line, we were assured of a stable supply of Sony Panels—a key factor behind the successful roll-out of BRAVIA in the U.S., Japanese and

European markets, which was accomplished in a very short period. Moreover, owing to S-LCD’s swift adoption of seventh-generation amorphous TFT LCD panels, production of large-screen displays is highly efficient and cost effective. Sony Panels are mounted onto television chassis at Sony EMCS Corporation’s Inazawa TEC, an LCD television plant in Japan, while assembly into finished products is conducted at Sony manufacturing facilities worldwide. Inazawa TEC is set up to control all stages of the manufacturing process, from parts procurement to production and distribution, an approach that has enhanced operating efficiency, lowered costs by increasing internal sourcing and ensured a flexible supply. To further raise productivity, preparations are under way for S-LCD to ship panels directly to manufacturing facilities in the United States and Europe.

*	Excludes some models

S-LCD
S-LCD, our joint venture with Samsung, produces seventh-generation amorphous TFT LCD panels. In July 2006, monthly output capacity increased to 75,000 panels. Moreover, we have set a monthly output target of 90,000 panels for the start of 2007. S-LCD is also preparing to commence production of eighth-generation amorphous TFT LCDs in autumn 2007, positioning it in response to demand for LCD televisions with increasingly large screens.

Technology
Sony Panels manufactured by S-LCD possess such advanced features as horizontal and vertical viewing angles of 178 degrees, outstanding contrast and a fast response time. High-end BRAVIA televisions incorporate the Full-Spec High Vision Panel (1,920 x 1,080 pixels), enabling them to receive HD broadcasts without modification, allowing for smooth reproduction and extraordinarily detailed images.
     The BRAVIA line of LCD televisions also makes use of other proprietary Sony technologies, such as the BRAVIA Engine™*, a state-of-the-art digital processor, and the Live Color Creation™ backlight system*, which significantly boosts the range of colors reproduced. BRAVIA’s beautiful picture reflects these superior panels, along with Sony’s 35-plus years of experience in the development of high-quality imaging technologies for Trinitron color televisions.

*	Excludes some models
Wide Viewing Angle
178-degree viewing angle from all directions
With the Sony Panel, each pixel contains two distinct sub-pixels, in contrast to conventional LCDs, which use single-segment pixels. The sub-pixels are manipulated independently, facilitating wide viewing angles.
Outstanding Contrast
Contrast ratio: 1,300:1 (based on Japan Electronics and Information Technology Industries Association [JEITA] standards)
The Sony Panel’s technology greatly improves contrast, yielding deeper blacks at minimum brightness and purer whites at maximum brightness.
Fast Response Time
8-millisecond response time
The Sony Panel’s fast response time suppresses the afterimages characteristic of LCD televisions, enabling BRAVIA TVs to display sports and other fast-moving action clearly.
Marketing
In addition to attractive product features, effective advertising and marketing played a key role in the successful launch of the BRAVIA line.
     We achieved high brand awareness in a short period of time by implementing a full-scale, global marketing program. We doubled our annual advertising budget in Europe and Japan and conducted our largest-ever promotions in North America. Moreover, close communication between the TV Business Group, regional sales companies and Inazawa TEC, the core manufacturing facility for BRAVIA, enabled us to adjust supply to market demand and alter product specifications and designs to match customer preferences in different markets.
European Marketing Campaign
“Colour like.no.other™”

David Patton Senior Vice-President of Marketing Communications, Sony Europe
To launch BRAVIA and bring the “Colour like.no.other” message to life in a truly memorable way, it was imperative that we create a TV commercial like no other. Rather than focus on technical detail, we sought to deliver an emotionally powerful experience that would engage and inspire consumers all across Europe. To communicate colour we chose a simple visual metaphor—250,000 brightly coloured bouncy balls—and to make this commercial like no other, we filmed these balls being dropped down the steep streets of San Francisco. Crucially, we did this for real—no computer graphics were used at any stage—and we immediately captured the imagination of the public. Whilst we were still filming in San Francisco, home movies and blogs about our shoot were appearing all over the Internet and word quickly spread around the world—to the extent that when the finished commercial was released, there was already a great sense of awareness and expectation of BRAVIA. In fact, “Bouncy Balls” has become one of the most talked about commercials in Europe this year. It’s a great example of how creativity further differentiates our product lines while enhancing the Sony brand.

*	“like.no.other” is a registered trademark of Sony Corporation.

Business Overview

Business			ELECTRONICS					GAME

Sales (Financial Services Revenue) and Operating Income (Loss) (Pie charts indicate percentage of sales and operating revenue.)

							2006/2005					2006/2005
Financial Highlights by Business							(Percent					(Percent
			(Yen in billions, %)	2004	2005	2006	change)	(Yen in billions, %)	2004	2005	2006	change)

(Years ended March 31)			Sales	¥5,087.5	¥5,066.8	¥5,150.5	+1.7%	Sales	¥780.2	¥729.8	¥958.6	+31.4%

			Operating income (loss)	(8.1)	(34.3)	(30.9)	—	Operating income	67.6	43.2	8.7	–79.7%

Notes:	1.	Sales = Sales and operating revenue	Operating margin	—	—	—		Operating margin	8.7	5.9	0.9

	2.	Operating margin = Operating income/Sales and	Assets	3,036.4	3,476.5	3,548.7		Assets	684.2	482.0	520.4
		operating revenue x 100
	3.	Includes internal transactions

Description of Business			The Electronics business comprises audio, video, televisions, information and communications equipment, semiconductors, components and other products.					The Game business encompasses Sony’s game console and software businesses, which are conducted by Sony Computer Entertainment Inc.

Fiscal Year in Review
• Business sales increased 1.7%. Calculated using the same exchange rates as the previous period, however, sales declined 3%.
• Higher sales were recorded for liquid crystal display (LCD) televisions, including the BRAVIA line, which registered brisk sales worldwide, and LCD rear-projection televisions, which saw sales increase particularly in the United States. In contrast, sales of cathode ray tube (CRT) and plasma televisions fell.
• Despite a decrease in sales to outside customers, an increase in loss on sale, disposal or impairment of fixed assets and a deterioration in the cost of sales ratio associated with a decline in unit selling prices, the business’ operating loss improved as a result of the ¥64.5 billion net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund, as well as favorable exchange rates.
• Products that recorded an increase in operating income included Handycam® video cameras and VAIO PCs. Operating income declined for such products as CRT televisions, image sensors and LCD televisions.

• Sales in this business rose 31.4%. Calculated using the same exchange rates as the previous period, sales rose 27%.
• Hardware sales were up sharply, particularly in Europe and the United States, PSP® (PlayStation®Portable) was a major contributor to higher sales, recording brisk sales in all regions, while sales of PlayStation®2 (PS2) were on a par with the previous period. Despite a decline in sales of PS2 software, overall software sales in Japan, the United States and Europe were largely in line with the previous period, due to sales of PSP software.
• Operating income declined 79.7%. Although profits from the PS2 and PSP businesses exceeded those in the previous period, this decrease was mainly the result of continued high research and development costs associated with PLAYSTATION ®3 (PS3), as well as the recording of charges associated with preparation for the launch of the PS3 platform.

Note:	As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan-based disc manufacturing and physical distribution businesses, formerly included within the Music business segment, have been reclassified and are now included in the Electronics business segment. In addition, effective April 1, 2005, a similar change was made with respect to the Japan-based disc manufacturing businesses. (Continued on following page)

PICTURES					FINANCIAL					ALL OTHER
					SERVICES

				2006/2005					2006/2005					2006/2005
				(Percent					(Percent					(Percent
(Yen in billions, %)	2004	2005	2006	change)	(Yen in billions, %)	2004	2005	2006	change)	(Yen in billions, %)	2004	2005	2006	change)

Sales	¥756.4	¥733.7	¥745.9	+1.7%	Financial services revenues	¥593.5	¥560.6	¥743.2	+32.6%	Sales	¥662.8	¥459.9	¥408.9	-11.1%

Operating income	35.2	63.9	27.4	-57.1%	Operating income	55.2	55.5	188.3	+239.4%	Operating income (loss)	(16.2)	4.2	16.2	+286.4%

Operating margin	4.7	8.7	3.7		Operating margin	9.3	9.9	25.3		Operating margin	—	0.9	4.0

Assets	856.5	863.1	1,029.9		Assets	3,475.0	3,885.5	4,565.6		Assets	763.9	577.7	617.9

The Pictures business encompasses motion pictures, television programming and other businesses conducted by Sony Pictures Entertainment Inc.					The Financial Services business comprises the businesses of Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc., Sony Bank Inc. and Sony Finance International, Inc.					This comprises a variety of businesses, including the music content business of Sony Music Entertainment (Japan) Inc. (SMEJ), the music publishing business of Sony Music Entertainment Inc. (SMEI), the network services business of Sony Communication Network Corporation (SCN), and an animation products production and marketing business.

• Business sales increased 1.7% due to the depreciation of the yen. On a U.S. dollar basis, however, sales decreased 4%.
• The decline in sales on a U.S. dollar basis was due primarily to lower worldwide theatrical and home entertainment revenues on feature films.
• The lower theatrical and home entertainment revenues primarily resulted from the significant contribution of Spider-Man 2 in the previous period coupled with the disappointing performances of certain films released during the period under review.
• Lower theatrical and home entertainment revenues were also the principal reasons for a 57.1% decline in operating income.

 • Revenue in this business advanced 32.6%, primarily reflecting higher revenue at Sony Life.
 • Sony Life’s revenue increase was due mainly to an improvement in gains and losses from investments prompted by favorable stock market conditions in Japan and higher revenue from insurance premiums, owing to an increase of insurance-in-force.
 • Operating income rose 239.4%, primarily as a result of the improvement in gains and losses from investments in the general account at Sony Life.
 • Sony Life’s solid results were largely attributable to an improvement in valuation gains on stock conversion rights in convertible bonds, reflecting favorable Japanese stock market conditions.

• Sales in this business declined 11.1%.
• In the previous period, business sales included sales of SMEI’s recorded music business for four months, which was combined to form the SONY BMG MUSIC ENTERTAINMENT joint venture, accounted for using the equity method.
• Sales at SMEJ were largely unchanged from the previous period.
• Sales increased in businesses other than music.
• Operating income increased 286.4%.
• Operating income reflected the fact that results for SMEI’s recorded music business, which registered a loss in the previous period, are now accounted for as part of the SONY BMG MUSIC ENTERTAINMENT joint venture, as well as a strong performance by SMEJ.
• Businesses other than music posted a collective operating loss mainly due to an asset impairment write-down associated with the sale of a U.S. entertainment complex. This was offset to some extent by cost reductions at network-related businesses within Sony Corporation.

(Continued from previous page)
As a result of these changes in the Music business segment, Sony no longer breaks out the Music business segment as a reportable business as it no longer meets the materiality threshold. Effective April 1, 2005, results for the Music business segment are included within All Other. Accordingly, results for the corresponding period of the year ended March 31, 2005, in the Electronics business segment and All Other have been restated to conform to the presentation for the period under review.

Review of Operations
ELECTRONICS
http://www.sony.net/electronics/

Home Electronics
The fiscal year ended March 31, 2006, was a notable year for us as we successfully launched the new BRAVIA line of LCD televisions. This achievement coincided with a worldwide uptrend in demand for flat panel televisions (LCD televisions, plasma televisions and LCD rear-projection televisions).
     During the year, the global market for LCD televisions reached approximately 20.6 million units, representing a threefold increase over the previous period. Sony introduced the BRAVIA line of LCD televisions worldwide starting with North America in August 2005, attaining the top share* worldwide for LCD televisions in the period from October to December. Sales of LCD televisions for the fiscal year topped approximately 2.8 million units, with televisions with 32-inch or larger screens accounting for approximately 50% of the total—largely due to the popularity of BRAVIA.
* Source: DisplaySearch
     The market for LCD televisions—and especially for large-screen sets—is expected to continue expanding. It is in this context that S-LCD, our joint venture with Samsung, plans to complement its manufacturing line for seventh-generation amorphous TFT LCD display panels with a line for eighth-generation devices. Sony will continue to grow its LCD television operations, pursuing further opportunities to enhance cost competitiveness and heighten the appeal of its products.
     As with LCD televisions, the market for LCD rear-projection televisions and other micro-display device-based projection televisions is expanding. In the period under review, the market grew more than 44%, to approximately 2.6 million units. Sony maintained a high share of the U.S. market, the leading market for these televisions, and sold approximately 1.05 million sets worldwide during the period.
     Going forward, we plan to expand our range of models featuring conventional high-temperature polysilicon LCDs with an expanded lineup of models incorporating our proprietary Silicon X-tal (“crystal”) Reflective Display (SXRD) device, which offers superb resolution, contrast and response time.
     In the area of DVD recorders, we responded to increasingly diverse needs with generous additions to our Sugoroku™ lineup ranging from models with simple “record and view” features to those with high-end features including digital high-definition (HD) tuners. We have also included our new MPEG4-AVC video codec, allowing consumers to connect them to their PSP® (PlayStation®Portable) with a USB cable for convenient, on-the-go recorded programming.
     On other fronts, the transition to HD broadcasting is proceeding swiftly, bolstering market penetration for large-screen flat panel televisions and spurring demand for HD content for the home. In response, we plan to roll out Blu-ray Disc players in 2006 in the U.S. market. We will continue expanding our lineup of products with the aim of realizing “HD World,” one of Sony’s growth strategies.

LCD television	DVD recorder	LCD rear-projection television
KDL-46X1000	RDR-AX75	KDF-50E1000

NET JUKE™ Hard Disk Component Stereo System
In the home audio area, we launched the NAS-M7HD NET JUKE, the first-ever hard disk component stereo system with a built-in MiniDisc (MD) slot. NET JUKE allows consumers to download songs via the Internet directly from the Any Music download service in Japan without the use of a PC, as well as to listen to songs from music CDs and MDs at high fidelity levels. NET JUKE’s hard disk can store up to 20,000 songs. The song data can also be transferred to Walkman® models with internal hard disks or flash memory, making it easy to take your music wherever you go. We will continue to broaden our lineup of products that can link to networks and store data on hard disks without the need for PCs, deliver excellent listening quality and can transfer data to Walkman® to make entertainment mobile.
Mobile Electronics
The digital camera market continued to grow in the year ended March 31, 2006, climbing 8%, to approximately 65.0 million units. Sony recorded brisk sales of approximately 13.5 million units, centered on its Cyber-shot™ DSC-T9, particularly popular for its optical stabilization features and high sensitivity.
     On March 31, 2006, we acquired the rights to the “a (alpha) mount system”* from Konica Minolta Photo Imaging, Inc., as well as a portion of the company’s assets—namely, its digital single-lens reflex (SLR) camera development, design and manufacturing operations—with the intent of bolstering our digital imaging business. This allowed us to accelerate development of a new line of SLR cameras based on the a mount system, which we launched in summer 2006. We believe that the digital SLR market offers serious potential for expansion, and we will introduce new digital lines to complement our existing camera lineup to secure an unassailable position in this market.

*	The proprietary system created by Konica Minolta for camera bodies, lens and accessories used on its a series SLR cameras

Hard disk component stereo with MD slot	Digital single-lens reflex camera	Digital camera
NAS-M7HD	DSLR-A100	DSC-T9

     The global market for video cameras also expanded, rising 3% from the previous period, to 18.0 million units, of which Sony accounted for 7.6 million units. DVD Handycam® camcorders achieved buoyant sales in all regions, reflecting the ease with which consumers can enjoy their recorded video compared with conventional tape camcorders. We topped our initial sales targets for HDR-HC1 digital high-definition Handycam® camcorders, particularly in the Japanese market. These units incorporate HDV 1080i technology to produce professional-quality HD video in a compact package. Further, in March 2006 we introduced the HDR-HC3, the world’s smallest and lightest camcorder in the HDV 1080i format*, which uses our proprietary ClearVid CMOS Sensor, achieving the previously difficult task of incorporating both high sensitivity and a large pixel count for still images in a compact camcorder.
We are intent on continuing our legacy as the global leader in the digital video camera market and will introduce a diverse array of products meeting the needs of each region.
     We continued to expand our portable audio lineup by introducing the Walkman® A Series of digital music players, which incorporate a hard disk or flash memory. Stylishly executed in a design featuring three-dimensional curves, the Walkman® A Series delivers a host of new features that connect listeners more closely to their music, such as the Artist Link function, which selects subsequent artists and songs based on the genre of the artist and song currently played. Similarly, the Intelligent Shuffle feature allows people to switch only between the songs they listen to the most or to randomly listen to only songs released in a particular year.

*	As of February 2006

DVD digital video camera	Walkman® A Series	Digital high-definition video camera
DCR-DVD403		HDR-HC1

VAIO
At a mere 21 millimeters thick and weighing only 1.25 kg, the VAIO T-Series notebook PC is a miracle of advanced engineering, thanks to high-density mounting technologies, an ultra-thin and light display and carbon composites. Owing to newly developed batteries, the VAIO T-Series’ standard battery lasts for approximately nine hours, while its large-capacity battery offers approximately 14.5 hours* of outstanding performance. This model is made still more attractive by an 11.1-inch LCD monitor and a DVD super multi-drive capable of handling nearly all DVD media. A mobile computer, the VAIO T-Series is nonetheless loaded with features, earning approval from customers worldwide for its outstanding performance.
     September 2005 saw us take the further step of starting the VAIO Owner Made program in Japan. This allows individual customers to ask for VAIO PCs with customized specifications suited to their individual lifestyles and preferences.

*	When using a model with a Pentium M processor and at least 512 MB of memory
LocationFree™ Base Station
We were honored to receive the NetKADEN Grand Prize 2005 from Japan’s Ministry of Economy, Trade and Industry for our LF-PK1 LocationFree™ base station packs. This new award was established by the Ministry to recognize home electronics products and services that create new value by their ability to connect to networks (dubbed NetKADEN by the Ministry). We launched LF-PK1 LocationFree™ base station packs in October 2005. The LF-PK1, when used in conjunction with a PC or PSP®, can remotely access television or video playing in the home from a remote location inside or outside the home via an Internet connection or wireless LAN connection. We will make LocationFree™ software development kits available to third-party developers in the mobile phone and personal digital assistant (PDA) markets to stimulate the development of more mobile devices compatible with this liberating technology, which is spurring the creation of new lifestyles.
Sony Ericsson Mobile Communications AB, established in October 2001 as a 50–50 joint venture between Sony Corporation and LM Ericsson, maintained a high average selling price and continued to grow shipments and sales during the fiscal year ended March 31, 2006. The company continued to invest for growth, mainly in the area of R&D but also in marketing and brand-building activities, and increased full-time employee head count by approximately 20%, to around 6,000 people worldwide during the period. The additional investment led to a considerable expansion of the company’s product portfolio with the emphasis on offering a deeper product lineup, with mid- and low-range pricing, and becoming a full portfolio player.
     A highlight of the year was the launch in August 2005 of the first Walkman®-branded mobile phone, the W800, which quickly established the Walkman® brand at the forefront of music on the mobile phone. By the end of March 2006, Sony Ericsson expanded the Walkman® phone lineup to eight handsets, and the five models on sale by this time sold over 5.5 million units in total. In addition, the K750 2 megapixel, auto-focus camera phone set a new standard for digital imaging on a mobile phone, winning the prestigious TIPA award (Technical Image Press Association award) for Best Mobile Imaging Device in 2005. Sony Ericsson’s imaging technology was further strengthened at the beginning of 2006 with the announcement of the first Cyber-shot-branded mobile phone, the K800, a 3.2 megapixel Universal Mobile Telecommunications System (UMTS) phone with auto-focus and Xenon flash.

VAIO T-Series	LocationFree™ base station pack	Walkman® mobile phone
	LF-PK1	W810

GAME
http://www.scei.co.jp/global/

The PlayStation®2 platform sees increased penetration and further expansion
In the six years since its March 2000 launch in Japan by Sony Computer Entertainment Inc. (SCE), PlayStation®2 (PS2) has grown into the biggest-ever home entertainment platform, with cumulative worldwide shipments surpassing the 100 million-unit mark, exceeding the total number of PlayStation® (PS) consoles shipped. More than 7,000 software titles were released for PS2 from third-party developers and SCE, and, as of March 31, 2006, cumulative software shipments had exceeded 1.0 billion units.
     In the year ended March 31, 2006, unit sales of PS2 hardware and software were high—particularly in Europe and the United States—reflecting the release of major hit titles worldwide in the year-end/ New Year peak selling season. PS2 remained in high demand, with shipments of hardware reaching 16.22 million units, surpassing shipments in the previous period.
     SCE will continue to promote greater market penetration and higher sales of PS2 by working with content developers worldwide to broaden the lineup of software titles available, thereby ensuring that PS2 is a platform that users will continue to enjoy.
PSP® (PlayStation®Portable) expands the world of portable entertainment
Since launching PSP® (PlayStation®Portable) in Japan in December 2004, SCE has released this platform globally. As of March 31, 2006, PSP had shipped a cumulative total of more than 17.0 million units worldwide, outpacing growth for any other platform in SCE’s history. With a large screen and high-resolution liquid crystal display (LCD), which enable users to enjoy a wide range of entertainment content, PSP has gained huge support from a broad range of users around the world as a new handheld entertainment platform.
     As of March 31, 2006, there were more than 500 titles in the PSP software lineup worldwide and cumulative shipments exceeded 47.0 million units. Attractive new titles are expected to be released steadily by third-party developers and publishers around the world and by SCE Worldwide Studios. With PSP’s expanded software lineup, SCE will vigorously promote even greater market penetration.
     Since its launch, PSP has evolved continuously with system software updates adding such new and attractive features as Internet browsing and playback of high-quality video. By continuing to add new features, including a function that will allow users to enjoy a huge selection of popular PS titles from the past, SCE will provide new ways for users to enjoy PSP. SCE will also expand the location base of its PlayStation Spot stations, where PSP’s wireless LAN function enables simultaneous transmission of data to multiple PSPs, enabling users to try out demo versions of new game titles and a wide range of other content easily and free-of-charge.
     To expand the potential of PSP hardware, SCE will introduce a new camera and global positioning system (GPS) receiver. When

PlayStation®2	PSP® (PlayStation®Portable)

combined with software, these attractive peripherals will create a whole new world of PSP entertainment.
PLAYSTATION®3 to be launched in November 2006
PLAYSTATION®3 (PS3), SCE’s next-generation computer entertainment system will be launched in “Clear Black” in November 2006. With a monthly production capacity of one million units, SCE will push forward a powerful product launch to spread the platform rapidly throughout the world, together with a strong and attractive lineup of PS3 game titles.
     PS3 is the most advanced computer system for the enjoyment of next-generation computer entertainment content in the home, realized through the combination of Cell and RSX processors. It is also backward compatible with PS and PS2 software. A Gigabit Ethernet and a preinstalled hard disk drive (HDD) are standard features, enabling users to download a variety of content as well as access online games and services over the network. PS3 supports a broad range of displays, from conventional television standards to Full HD, bringing enjoyment of advanced computer entertainment to homes around the world. With the overwhelming processing capabilities of the Cell, PS3 is capable of playing back content recorded on Blu-ray Disc with unparalleled image and sound quality.
     The controller included as standard equipment has been created by refining the PlayStation® controller—which has shipped several hundred million units worldwide—and adding a high-precision, highly sensitive six-axis sensing system. These features facilitate conventional analog/digital operation as well as natural, intuitive operation that makes the controller feel like an extension of the player’s arm. This eliminates the need for any additional settings, including those on the display system, and will make it possible to control PS3 from outside the home over the network in the future.
     While further enhancing the joy of entertainment on PS2 and PSP, SCE will vigorously promote PS3 as the next-generation computer entertainment platform.
SCE reinforces software development
With the aim of providing robust support for the development of software for the upcoming PS3, in September 2005 SCE acquired SN Systems Limited of the United Kingdom, a developer of programming tools for game software developers, and signed strategic licensing agreements with the game content tool and middleware development companies Epic Games Inc., of the United States; Havok (Telekinesys Research Limited), based in Ireland and the United States; and AGEIA Technologies, Inc., of the United States. This enabled SCE to start its tools and middleware licensing program in October 2005, thereby providing potent support for the efforts of software developers, as it did for PS2 and PSP.

PLAYSTATION®3	Hot Shots Golf: Open Tee

     To strengthen its own software development capabilities, in September 2005 SCE combined its games development studios in Japan, the United States and Europe, to form SCE Worldwide Studios (SCE WWS). The studios within the SCE Group have been producing numerous exciting software titles that match the taste of consumers of each region, while at the same time communicating closely to produce worldwide hit franchises. SCE WWS will further accelerate the creation of global hit titles and will facilitate greater interaction and integration and the effective positioning of people in each studio. Going forward, SCE WWS will spearhead efforts to further consolidate and shape the SCE Group’s software resources.
     As part of its long-term strategy, SCE also acquired Guerrilla B.V., a Netherlands-based software developer with a global reputation, in December 2005 and Zipper Interactive of the United States in January 2006. The acquisitions will enable SCE WWS to capitalize on the creative capabilities of these two studios to develop attractive new software titles.
     SCE will work with content creators around the world to strengthen its software portfolio for the November 2006 launch of PS3, as well as to take advantage of the exciting entertainment potential of the PS2, PSP and PS3.
TALKMAN

Yoshiteru Yamamoto Producer SCE WWS Japan Studio Sony Computer Entertainment Inc.

TALKMAN is a communication tool developed exclusively for the PSP that makes conversation in foreign languages fun and easy. I knew from the start that what I wanted to create was not a plain electronic dictionary, but rather a fun catalyst for breaking down barriers and promoting interaction between people. I call TALKMAN a conversation “ice breaker.”
     Using TALKMAN is simple. All you need to do is speak into the PSP’s custom microphone and Max, the multilingual bird, appears on the screen to translate your words into the foreign language of your choice, complete with lovable, amusing gestures. For example, if you say, “Let’s meet again” in English, Max will convey this sentiment on your behalf while presenting a flower. You can hold up your PSP to show Max repeating the phrase. It really is a whole new way of having fun with PSP.
     The original version of TALKMAN, launched in November 2005, offers four languages—English, Japanese, Chinese (Mandarin) and Korean. In May 2006, we introduced TALKMAN EURO (shown above), with capabilities in French, German, Italian and Spanish, in addition to English and Japanese, for a total of six languages.
     My hope is for people who aren’t particularly good at foreign languages and don’t really want to study them to use TALKMAN as a way to easily enjoy communicating with people around the world, and to experience a new style of entertainment that cannot be offered by a simple electronic dictionary.

Ratchet: Deadlocked	EyeToy: Play 3

ENTERTAINMENT
PICTURES
http://www.sonypictures.net/
Sony Pictures Entertainment Inc. (SPE) increased its revenues for the fiscal year ended March 31, 2006, advanced its position in the emerging digital entertainment marketplace and made substantial gains in the growth of its global film and television production and distribution businesses.
     In motion pictures, the studio had box office success both in the United States and overseas with the $100 million hit Fun With Dick and Jane and Screen Gems titles The Exorcism of Emily Rose and Underworld: Evolution. SPE ended calendar year 2005 with over $1 billion in ticket sales in North America for the fourth year in a row, securing its position as the No. 1 studio in U.S. box office receipts over the 2002–2005 period. In addition, the studio had five films open at No. 1 in the U.S. in the first four months of calendar year 2006.
     As part of a long-standing strategy to meet growing demand for films internationally, in the fiscal year ended March 31, 2006, SPE continued to expand its local language business by launching a joint film production venture in India and is in the process of launching one in Russia as well, two of the most dynamic movie markets in the world.
     On the home entertainment front, Sony Pictures Home Entertainment (SPHE) has been a significant driver of growth for SPE’s motion picture and television businesses. SPE continues to lead the way in digitizing its film and television library with more titles available for digital distribution than any other studio. During the fiscal year ended March 31, 2006, in addition to its successful DVD business, SPHE distributed content on Universal Media Disc (UMD) and prepared for the release of films on Blu-ray Disc. SPHE launched its new digital sell-through distribution business in April 2006, making films available for sale via the Internet on sites including Movielink and CinemaNow. SPHE also continued to focus on international expansion and its third-party acquisition as well as production program and direct-to-video filmmaking.
     Leading the way in the digital revolution is Sony Pictures Digital (SPD). Imageworks, SPD’s Academy Award®-winning state-of-the-art visual effects and digital production studio, was recognized by the Academy of Motion Pictures Arts and Sciences with an Oscar® nomination for The Chronicles of Narnia: The Lion, The Witch & The Wardrobe. Sony Online Entertainment continues its success in massively multiplayer online gaming with over 680,000 active accounts worldwide for mega-hits like EverQuest, EverQuest II, Star Wars Galaxies and PlanetSide. And SPD’s newest addition, Sony Pictures Animation, will release its first full-length CGI feature, Open Season, in September 2006 and Surf’s Up in the summer of 2007.
     During the fiscal year ended March 31, 2006, Sony Pictures Television (SPT) continued its U.S. daytime drama television leadership with the No. 1 and No. 2 shows (The Young and the Restless and Days of our Lives) and its syndication success with the No. 1 and No. 2 U.S. syndicated game shows (Wheel of Fortune and Jeopardy!), and the enormously popular Seinfeld. In 2006, SPT received seven awards at the 33rd Annual Daytime Emmy Awards, and its program The Shield was named a Peabody Award winner at the 2006 Annual Peabody Awards.
     SPT also produces The King of Queens, Dragon Tales, Kidnapped and ’Til Death and has nine network pilots in the current development season. On cable, SPT remained the No. 1 producer of original scripted series for U.S. basic cable during fiscal year 2005 with more original dramas on the air than any other studio, including four of the top 15 (The Shield, Rescue Me, Stargate SG-1 and Stargate Atlantis).

Pictures

1 Memoirs of a Geisha
Set in a mysterious and exotic world that still casts a potent spell today, *Memoirs of a Geisha* begins in the years before World War II, when a Japanese child is torn from her penniless family to work as a servant in a geisha house. Despite a treacherous rival who nearly breaks her spirit, the girl blossoms into the legendary geisha Sayuri. Beautiful and accomplished, Sayuri captivates the most powerful men of her day, but is haunted by her secret love for the one man beyond her reach.

MEMOIRS OF A GEISHA © 2005 Columbia Pictures Industries, Inc., DreamWorks L.L.C. and Spyglass Entertainment Group, LLC. All Rights Reserved.

WHEEL OF FORTUNE © 2006 Califon Productions, Inc.

WHEEL OF
FORTUNE

2 Wheel of Fortune
Wheel of Fortune, which has ranked as television's No. 1 syndicated series for 88 consecutive rating sweeps periods marks the beginning of its 24th season on September 11, 2006. With over 19 million viewers daily, syndication's longest-running, most successful series continues to attract a larger audience than most prime time TV shows.

ULTRAVIOLET © 2006 Screen Gems, Inc. All Rights Reserved.

3 Ultraviolet
Set in the late 21st century, a subculture of humans has emerged who have been genetically modified, giving them enhanced speed, incredible stamina and acute intelligence. To the government's dismay, more and more of the population are being transformed, and the authorities have set out to rid the world of this new subculture that they deem a menace to society.

FUN WITH DICK AND JANE © 2005 Columbia Pictures Industries, Inc. All Rights Reserved.

4 Fun With Dick and Jane
In *Fun With Dick and Jane*, starring Jim Carrey and Téa Leoni, Dick Harper's (Carrey) years of hard work finally pay off when he is promoted to vice president at Globodyne, a worldwide leader in the consolidation of media properties. But after exactly one day in his new job, Globodyne is destroyed by an Enron-like calamity—and he is left holding the bag.

THE KING OF QUEENS © 2006 Sony Pictures Television Inc.

6 The King of Queens
The King of Queens is a half-hour comedy following an amiable parcel deliveryman, Doug Heffernan (Kevin James), and his spitfire wife, Carrie (Leah Remini), as they explore the everyday challenges of marriage and life in Queens, New York.

WHEN A STRANGER CALLS © 2006 Screen Gems, Inc. All Rights Reserved.

5 When a Stranger Calls
In a remote hilltop house, high school student Jill Johnson settles in for a routine night of babysitting. With the children sound asleep and a beautiful home to explore, she locks the door and sets the alarm. But when a series of eerie phone calls from a stranger insists that she "check the children," Jill begins to panic. Fear escalates to terror when she has the calls traced and learns that the calls are coming from inside the house.

INDIAN IDOL is a registered trademark of Fremantle Media Limited and 19 TV Limited. Based on the television programme Indian Idol produced in association with Fremantle Productions Asia Pte Ltd for Sony Entertainment Television.

7 Indian Idol
SET's top-rated TV talent show *Indian Idol* follows the format of other *Idol* shows around the world, but instead of searching for the next pop idol, the winner has a chance to be a "Bollywood" star with a SONY BMG music contract and appearances on SET's top shows.

DAYS OF OUR LIVES © 2006 Corday Productions, Inc.

Days of our
Lives

8 Days of our Lives
The fictitious town of Salem is the backdrop for the dramatic events of the Horton, Brady and Reed families, who experience life, love and mystery on *Days of our Lives*. The series, which premiered on November 8, 1965, is the longest-running scripted series in NBC's history and the first daytime drama to air in color.

UNDERWORLD: EVOLUTION © 2006 Lakeshore Entertainment Group LLC. All Rights Reserved.

9 Underworld: Evolution
The sequel to the $100 million worldwide hit, *Underworld: Evolution* continues the saga of war between the aristocratic Death Dealers and the barbaric Lycans (werewolves). The film traces the beginnings of the ancient feud between the two tribes, as the beautiful vampire heroine discovers that she has been betrayed by her own kind and must seek revenge.

Sony Pictures Television International
Sony Pictures Television International (SPTI) is the division of Sony Pictures Entertainment responsible for all television businesses outside of the United States. On the heels of a successful year ended March 31, 2006, SPTI continues to expand by launching new channels, producing local language TV programs and signing new distribution deals with international broadcasters and other media outlets. SPTI is responsible for licensing Sony Pictures’ feature films and television programming to television, mobile and digital content delivery outlets outside the U.S.
     During the year ended March 31, 2006, SPTI’s distribution business achieved significant growth. SPTI recently added oversight and management of rights in new media outside the U.S., including mobile, wireless, on-demand and Internet protocol television, allowing SPTI to create new licensing opportunities with current and new clients.
     SPTI solidified its position as the leading local language television producer among all major Hollywood studios with hit original scripted shows in such countries as Germany, Italy, Chile, Spain and Russia. The Nanny, Married with Children and Who’s the Boss? are among the many shows localized by SPTI’s production group, responsible for over 9,000 hours of programming in 25 countries.
     The networks group also experienced significant growth in the fiscal year ended March 31, 2006. Beginning with the launch of Sony Entertainment Television (SET) in September 1995, a 24-hour Spanish-language general entertainment network seen throughout Latin America, SPTI’s networks portfolio has grown to include over 40 channels outside the U.S. SPTI’s channels can be seen in more than 100 countries, reaching over 240 million homes worldwide and delivered in nine languages. SPTI’s branded networks include SET; Animax, the destination for the ultimate anime experience; and AXN, an action-adventure entertainment channel.
     SPTI’s international networks group’s biggest success story is in India, where SPTI’s business began in October 1995 with SET, a Hindi-language general entertainment channel, and has now grown into a broadcasting powerhouse including MAX, a Hindi-language events and cricket channel; SAB, a Hindi-language general entertainment channel for India’s heartland; and PIX, a new English-language movie channel.
     Known for its mix of innovative concepts, glamorous events and “Bollywood” blockbusters, SET reaches over 45 million households in India. SET is also available in the United States, the United Kingdom, Africa, the Middle East, Europe, Canada, Australia, New Zealand, Singapore, Nepal, Bangladesh, the Maldives and Malaysia.
     SET’s Hindi version of the Colombian soap opera Yo Soy Betty, La Fea (“I Am Betty, the Ugly”) was so popular that the lead character was featured as the cancellation insignia used by the post office in India, an honor usually reserved for prominent political and historical figures. Will Smith, who has starred in many Sony Pictures feature films, traveled to India in February 2006 to help SPTI launch PIX. Smith even appeared on Indian Idol, the local version of American Idol. Among the most popular shows on SET India are local versions of the reality show Fear Factor and the game show Deal or No Deal, as well as original scripted dramas. In October 2005, Sony Chairman Howard Stringer recognized SPTI’s success in India by paying a visit to SET India’s Mumbai headquarters to help the network celebrate its 10th anniversary.

1

2

Music

3

1 Carrie Underwood
Carrie Underwood's debut album, *Some Hearts*, has sold over 3 million copies worldwide. "Jesus, Take the Wheel," the first single from the album, spent a total of six weeks at No. 1 on the Country charts in the U.S.

2 K
Since his debut in March 2005, K has released a string of hit singles. His fourth single, "Only Human," was the focus of much attention as the theme song for the television drama *One Liter of Tears*. In January 2006, K released his first album, solidifying his position as a major vocalist in Japan and a genuine talent. More great things are expected from him in the current fiscal year.

5

3 Il Divo
Three albums from Il Divo sold a combined total of more than 8.5 million units during the period, including *Il Divo*, which debuted in the Top 5 in the U.S.; their second release, *Ancora*, which debuted at No. 1; and *Christmas Collection*, which was the U.S.'s biggest selling holiday release of the 2005 season.

4 Shakira
Shakira became the only artist in history to have both a Spanish- and English-language album debut in the Top 5—in the U.S. charts during the same calendar year. Combined, the two releases have sold more than 4.5 million units worldwide.

4

5 System Of A Down
In 2005, System Of A Down became the first band in U.S. history to score two No. 1 debuts with new studio albums in a single calendar year. The group's two albums—*Mezmerize* and *Hypnotize*—sold a combined total of 5 million units worldwide. The group won the GRAMMY® Award for Best Hard Rock Performance during the *48th Annual Grammy Awards* program.

6 Kelly Clarkson
Kelly Clarkson's *Breakaway* has sold 6 million copies during the period under review, and an impressive 8.5 million units to date. The artist earned numerous awards, including the GRAMMY® Awards for Best Female Pop Vocal Performance and Best Pop Vocal Album.

7

7 Angela Aki
Angela Aki's overwhelming talent has attracted considerable interest since her debut in September 2005. Her third single, "Kiss Me Good-Bye," was released in March 2006 and scored a tremendous hit as the theme song for the game Final Fantasy XII. She is currently one of Japan's most promising new singer-songwriters.

8 The Foo Fighters
The Foo Fighters' fifth album, *In Your Honor*, debuted at No. 2 on the charts in the U.S., making it the highest-debuting and highest-charting album in the group's history. The album sold over 3 million copies worldwide.

6

9 Ken Hirai
One of Japan's best-known male vocalists, Ken Hirai, celebrated 10 years in the music business with an anthology of all of his singles, from his debut right up to his most recent release. The album sold more than 2.3 million units and was Japan's top-selling album for the period under review.

9

8

MUSIC
SONY BMG MUSIC ENTERTAINMENT
http://www.sonybmg.com/
During the year ended March 31, 2006, the SONY BMG MUSIC ENTERTAINMENT (SONY BMG) joint venture largely completed the integration of its various divisions, and focused on its core business of identifying and developing the best new artists, while at the same time expanding the fan base for its established and superstar artists.
     Established artists delivering top-selling releases during the year included the Foo Fighters, Shakira, Kenny Chesney, System Of A Down and Destiny’s Child. Artist development success stories for the year included Il Divo, Carrie Underwood, Jamie Foxx, Kelly Clarkson, who earned two GRAMMY® Awards, and John Legend, who won three GRAMMY® Awards, including the coveted Best New Artist award. Overall the joint venture earned a total of 22 awards spanning a wide range of categories.
     In February of 2006 Rolf Schmidt-Holtz, former Chairman of the Board of Directors, assumed the role of CEO for SONY BMG, and Andrew Lack, the joint venture’s first CEO, moved to the post of Chairman of the Board.
Digital Music
SONY BMG has been at the forefront of developing the digital market for its entertainment content, and during calendar year 2005 music sales through online outlets and mobile phones accounted for 7% of the joint venture’s overall revenues.
     During the period under review, a number of the company’s artists saw digital revenues become as significant as those for physical albums. SONY BMG/Jive Records artist T-Pain, for example, sold close to 3.3 million master ringtones—which are actual recordings that replace the standard mobile phone ringer—and over 929,000 online singles. As a result, digital sales represented over 49% of revenues from this artist during the period. Similarly, SONY BMG/ Epic Records artist Natasha Bedingfield sold nearly 1.4 million online tracks, and an additional 310,000 master ringtones, putting digital sales of her album at 27% of total revenues for the period.
     Digital music sales have continued to grow, and during the first calendar quarter of 2006 they represented 14% of SONY BMG’s global revenues, and 22% of total revenues in the United States.
     In general, however, the digital market is still in its infancy, and third-generation mobile services—which enable consumers to download full-length tracks and videos to their mobile phones—have just been launched in the U.S. As these services gain traction in various markets, SONY BMG anticipates that demand for digital entertainment will continue to grow.
Sony Music Entertainment (Japan)
http://www.sonymusic.co.jp (Japanese only)
Sony Music Entertainment (Japan) Inc. (SMEJ), encompassing not only production of recordings but also artist management and music publishing among other operations, once again turned in favorable results in the year ended March 31, 2006. Sales and income gains in the period reflected substantial contributions from such best-selling SMEJ artists as Ken Hirai, ORANGE RANGE, Mika Nakashima and PORNO GRAFFITTI. Efforts to foster the development of new artists, a top priority for the company, yielded solid results with promising newcomers including K, Yuna Ito, DEPAPEPE, and HIGH and MIGHTY COLOR, all of whom recorded brisk sales in their debut year. At the 20th Japan Gold Disc Award 2006, in the category of Japanese New Artist of the Year—which recognizes outstanding artists in their debut year—seven out of 13 honored were from SMEJ.
     SMEJ also continued to take aggressive steps to enhance its network services business. These efforts led sales in this business to more than double, becoming a solid source of income second to CDs and other packaged media. The network services business focuses on download services for mobile phones. In the period under review, Chaku-Uta® and Chaku-Uta Full® master ringtone download services contributed significantly to sales.

FINANCIAL SERVICES
http://www.sonyfh.co.jp/money/english/
Sony Financial Holdings
Sony Financial Holdings Inc. (SFH) is the financial holding company for Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc. (Sony Assurance) and Sony Bank Inc. (Sony Bank). Since its establishment in April 2004, SFH has coordinated the overall operations of the SFH Group, maximizing the opportunities for synergy and strengthening the ties between operating companies while facilitating the joint provision of products and services by SFH Group companies.
     Sony Life’s Lifeplanner* life insurance sales professionals sell Sony Assurance’s automobile insurance products and introduce Sony Bank’s mortgage loans to their own customers. Similarly, Sony Bank sells Sony Life’s individual annuities, Sony Life underwrites group credit life insurance products and Sony Assurance underwrites fire insurance to Sony Bank mortgage holders. During the fiscal year ended March 31, 2006, SFH continued to strengthen these intragroup ties. As an example, Sony Life’s Lifeplanner sales force generated approximately 10% of the new automobile insurance policies at Sony Assurance.
     SFH shareholdings in Sony Bank rose during the period, from 84.2% at the start to 88.0%, through the acquisition of Sony Bank shares in September 2005 and the acceptance of newly issued shares—for which it paid ¥2.5 billion—in February 2006 as a measure to strengthen the bank’s financial soundness.
     All three operating companies in the SFH Group scored well in a neutral third-party evaluation of customer satisfaction and credit-worthiness. Earnings for the period continued to grow steadily as SFH’s preparations to list publicly proceeded on course. SFH will continue to monitor its operating environment and choose the optimal time for its initial public offering (IPO) in the fiscal year ending March 31, 2008, or thereafter.
Sony Life
Sony Life provides individualized security and reassurance to its customers with detailed consultation and follow-up services offered by its Lifeplanner highly trained life insurance professionals and Partners (independent agencies). Customers value Sony Life’s unique consultation and follow-up services, as evidenced by its low cancellation rates. Continued growth for the period under review was further evidence. Despite the fact that the total value of policies in force is shrinking for the industry in Japan, as of March 31, 2006, the total value of Sony Life’s policy amount in force totaled ¥29,084.5 billion, up 4.5% from a year earlier. Operating income jumped sharply, reflecting an increase in income from insurance premiums and the solid performance of existing investment assets, which was further fortified by valuation gains due to robust markets. Sony Life maintained a sound financial position with a solvency margin ratio** of 1,547.0% as of March 31, 2006. The company also continued to enhance disclosure, adding such important indicators as Embedded Value (EV)**, a measure used to evaluate a life insurance company’s operational earnings and corporate value.
     Over the medium term, competition in the Japanese life insurance market is expected to intensify further as privatization of the country’s postal service and the lifting of restrictions on insurance sales by banks combine with demographic trends, notably declining birthrates and the rapid aging of Japan’s society. In this climate, Sony Life will continue to differentiate itself by offering individually tailored life insurance products that provide unique “Lifeplanner Value*”, as well as extensive follow-up services through its Lifeplanner sales force, thereby ensuring the satisfaction of life-long customers.
*	“Lifeplanner” and “Lifeplanner Value” are registered trademarks of Sony Life Insurance Co., Ltd.
**	Sony Life’s solvency margin ratio and EV figures are calculated and disclosed on the basis of Japanese statutory accounting standards.

Sony Financial Holdings Group

Sony Assurance
Sony Assurance, which is structured on a direct insurance business model, delivers practical, high-quality services through direct dialogue with customers via the Internet and telephone channels. Its main products are automobile insurance as well as medical and cancer insurance.
     During the period under review, Sony Assurance enhanced customer convenience by upgrading its web site to enable its clients to complete a variety of procedures online. In May 2005, the company enhanced its medical and cancer insurance by increasing its whole-life insurance product selection to two—SURE Basic and SURE Wide, which offer different levels of coverage—and providing two daily indemnity options. In the area of medical and cancer insurance, Sony Assurance also continued to market 10-year renewable products, enabling it to broaden the choice of coverage options in response to increasingly diverse customer needs.
     Going forward, the company will remain committed to continuous offerings and improvements of high-quality insurance products and services through direct dialogue with customers.
     As of March 31, 2006, the combined number of automobile and medical and cancer insurance policies in force exceeded 800 thousand, an increase of approximately 20% from the previous fiscal year-end.
Sony Bank
As an Internet bank, Sony Bank targets retail customers with a variety of highly convenient financial products and services. In May 2005, the bank broadened its mortgage loans lineup, introducing new options with fixed-interest terms of 15 years and beyond. The bank also added Swiss franc and Hong Kong dollars to its foreign currency deposit products, enabling it to now offer deposits in eight currencies. In September 2005, the bank extended the terms for yen time deposits up to 10 years, increasing the investment options for consumers, while in December 2005 it launched credit card services and teamed up with securities firm Monex, Inc., to offer a securities intermediary service. The bank also added five new investment trust products to its lineup, bringing the total number of funds it handles to 45 as of the end of March 2006.
     Online security was fortified with various functions aimed at preventing illicit information retrieval through spyware and similar programs. Sony Bank also capitalized on the convenience of Internet banking for customers by introducing a podcast voice messaging service.
     As Sony Bank expands its products and services, its financial indicators are keeping pace. Deposited assets (the total of deposits and investment trusts) amounted to ¥675.1 billion at fiscal year-end, up 17%, while loans outstanding climbed 89%, to ¥239.4 billion. The number of accounts at March 31, 2006, increased 17%, or about 60 thousand, from the previous fiscal year-end, to approximately 430 thousand.
Sony Finance International
Sony Finance International, Inc. is involved in credit card, e-commerce payment processing and leasing operations. The company issues exclusive eLIO-branded cards, which were created specifically for Internet shopping and incorporate FeliCa, Sony’s contactless IC card technology. As of March 31, 2006, the number of eLIO card members totaled approximately 800,000. Efforts to increase the number of merchants and affiliated partners and enhance services are also contributing to growth in the value of transactions. A simple and secure service, eLIO enables card members to shop over the Internet by placing their card on an electronic reading device, thereby removing the need to input credit card numbers. eLIO cards can be used in a variety of shopping situations. They are compatible with the Edy prepaid e-money service operated by bitWallet, Inc. and also function as conventional VISA® cards. In December 2005, the company expanded its eLIO card lineup by launching SonyCard Gold, a premium version of My Sony Card, the official credit card of the Sony Group. In November 2005, the company introduced a service whereby eLIO card members can exchange points earned for purchases made on their eLIO cards to Sony Points, which can be redeemed for exciting rewards throughout the Sony Group.

“MONEYKit”	“SonyCard Gold”
Sony Bank’s online banking service site

ALL OTHER

Sony Communication Network Corporation (SCN) is primarily engaged in extending So-net-branded Internet services in two categories, Connection Services and Portal Services, in Japan.
     Japan’s market for broadband Internet services continues to grow. According to the Ministry of Internal Affairs and Communications, subscribers to constant-connection broadband services—including asymmetric digital subscriber lines (ADSLs), fiber-to-the-home (FTTH) and cable television—numbered 22.38 million as of December 31, 2005, with market penetration reaching 44% of households. As of March 31, 2006, So-net provided services to 3.03 million subscribers, up 580,000 from 2.45 million from a year earlier. Broadband services accounted for 830,000 of these subscribers, an increase of 190,000, reflecting intensive sign-up campaigns, particularly for FTTH.
     In July 2005, SCN launched Portable TV (P-TV) in Japan. This video-on-demand (VOD) service that enables subscribers to download movies, television dramas, animation and other high-quality content to a Memory Stick™ via their PC for replay on a PSP® (PlayStation®Portable). P-TV is billed as “mobile VOD,” that is, a VOD service that enables subscribers to download a wide variety of top-quality video content from many prominent providers, including animation and comedies, to a Memory Stick for replay anywhere and anytime.
     SCN has offered Internet connection services since 1996. Believing that SCN would be better able to realize its full potential within the Sony Group with greater independence and the flexibility to adopt its own management structures and growth strategies to raise corporate value, Sony delisted its subsidiary tracking stock and in December 2005 listed shares of SCN’s common stock on the Tokyo Stock Exchange’s Mothers market (“market of high-growth and emerging stocks”). In October 2006, SCN plans to change its name to So-net Entertainment Corporation. This move is designed to promote consistency between the company’s name and its well-known So-net brand name and, by adding “entertainment,” to underscore its goal of providing network-based services that offer dreams, excitement and fun.
     SCN affiliates So-net M3, Inc., and DeNA Co., Ltd.—both of which were listed on Mothers in the year ended March 31, 2005—continue to see steady expansion of their businesses. So-net M3 provides pharmaceutical marketing support centered on m3.com, a portal for physicians in Japan. In May 2006, the subscriber base for m3.com reached more than half of Japan’s 257,000 licensed physicians. DeNA offers e-commerce services, including Mobaoku, an auction site for mobile phone users, and bidders, an auction and shopping site. In March 2006, the number of subscribers for the rapidly growing Mobaoku topped 600,000.
     Aniplex Inc., a Sony Group animated film planning and production company, launched BLOOD+, a television series based upon its full digital theatrical release BLOOD THE LAST VAMPIRE, which earned critical acclaim in Hollywood. The companies of the Sony Group are lending their full support to BLOOD+ and Aniplex’s business on a global scale. In addition to the launch of a BLOOD+ video package and Internet transmission of BLOOD+ by other Group companies, Sony Music Entertainment (Japan) provided the opening and closing theme music for the series and Sony Pictures Entertainment will handle distribution outside of Japan, while Sony Computer Entertainment plans to release games for PlayStation®2 and PSP®.

Research and Development
Research and Development
We view revitalizing our electronics business as a high priority within our Mid-Term Corporate Strategy. Strengthening technology and product development capabilities is a major element of this revitalization and our future growth strategies, and the R&D to support these plans will remain crucial over the long term.
Key Technological Fields and Concrete Strategies
We have identified three key technological fields for Sony going forward: platforms for home and mobile electronics; semiconductor and device technologies, from which our electronics products derive their distinctive, value-added features; and software.
     We are looking to strengthen the platforms for home and mobile electronics in anticipation of gaining efficiencies in designing system large-scale integrated circuits (LSIs), the core components of the high-performance products supporting high-definition (HD) content, which is expected to find broad acceptance in the years ahead.
     In semiconductors, we are developing technologies for consumer electronics applications for Cell, our high-performance processor, a key focus of recent R&D investment. In October 2005, we established the Cell Development Center, under a structure that reports directly to the CEO, to develop new applications and products that take advantage of Cell’s outstanding processing capabilities. We are also reinforcing our technological capabilities for CMOS image sensors, for which applications are expected to expand significantly, with the aim of establishing an industry-leading position as we have done for CCDs. In the area of device technologies, we are concentrating on Blu-ray Disc-related technologies, such as blue-violet laser diodes, as part of our effort to realize the “HD World” concept, a major Sony initiative. In addition, in October 2005 we launched the Display Device Development Group to spur development of technologies for organic electroluminescent (EL) materials, much anticipated for use in next-generation displays.
     In the software realm, we bolstered our development capabilities for middleware that enhances interaction between electronics products and offers better user interfaces, as well as for application programs, codecs (coder/decoders) and digital rights management (DRM) software. To implement these measures, in October 2005 we established the Technology Development Group.
R&D Highlights for the Fiscal Year Ended March 31, 2006
New Agreements
Joint development with other companies has become indispensable for reducing the risk associated with investing in state-of-the-art semiconductor and display technologies, as well as for accelerating the pace of development as competition intensifies globally. During the period under review, Sony entered into the following cooperative agreements.
•	Organic EL Materials
In November 2005, Sony and Idemitsu Kosan Co., Ltd. announced plans for the joint development of new organic EL materials for next-generation displays. The two companies will develop new high-performance EL materials in order to realize features such as high luminescence efficiency for lower power consumption, high brightness and color generation for HD images, high response times and long durability.
•	Semiconductor Manufacturing Technologies
In January 2006, Sony Corporation, IBM Corporation and Toshiba Corporation announced a five-year joint technology development effort for advanced semiconductor manufacturing technologies. Together, we will conduct basic research into manufacturing processes for circuit widths at a 32-nanometer design rule and beyond as part of a comprehensive cooperative arrangement.

Sony’s high-performance processor, Cell

     The following month, we announced collaboration with Toshiba and NEC Electronics Corporation to develop system LSI manufacturing processes for 45 nanometer-generation products. This cooperative effort is intended to overcome the challenges of developing the sophisticated manufacturing technologies necessary for design rules below 45 nanometers.
•	Optical Disc Drive Joint Venture
NEC Corporation and Sony signed a contract in February 2006 to establish an optical disc drive joint venture. This partnership will draw on NEC’s LSI technologies and Sony’s optical pick-up expertise as well as the design capabilities of both firms to create a robust business.
R&D Achievements
A major breakthrough emerging from our laboratories in the period under review was the ClearVid CMOS Sensor. This sensor has its photo pixels arranged at 45-degree angles, simultaneously boosting digital camera imaging resolution and sensitivity, which up until now had been difficult to achieve. In combination with our new Enhanced Imaging Processor, an image signal engine, the new technology doubles the effective pixel count for still images from 2.0 to 4.0 megapixels.
     At the International Solid-State Circuits Conference (ISSCC) in February 2006, we announced to great acclaim the development of CMOS sensors that can output 6.4 megapixels of image data up to 60 times per second, compared to 20–60 times per second, the speed supported by existing consumer CCDs.
Intellectual Property
Since its establishment, Sony has sought to ensure the proper protection of its intellectual property—R&D accomplishments that are essential to sustaining its growth strategies—and to employ such intellectual property to strengthen the competitive advantage of our businesses. Sony’s intellectual property strategy is forged in close alliance with its R&D and business strategies. All three strategies are implemented in an integrated manner.
     In the digital network age, many basic technologies have become standardized. We license such technologies to other companies through patent pools, providing broad accessibility within the industry. We are also stepping up efforts to protect intellectual property related to our differentiating technologies—a source of added value.
     To make effective use of patented assets, we are pursuing cross-licensing agreements and alliances with other companies. In addition to patents, we are utilizing copyrights, registering designs and trademarks and otherwise securing intellectual property protection to protect our proprietary differentiating technologies.
R&D Expenses for the Fiscal Year under Review
R&D expenses for the period increased 5.9% from the prior fiscal year, to ¥531.8 billion. This is equivalent to 7.9% of net sales, excluding the Financial Services business, which was up from 7.6% a year earlier. R&D expenses in the Electronics business declined 3.5%, to ¥418.1 billion, while the Game business figure rose 58.7%, to ¥108.7 billion. Approximately 64% of R&D expenses in the Electronics business was directed toward prototype development and 36% to semiconductors, communications, displays and next-generation optical disc technologies.

R&D Expenses

ClearVid CMOS Sensor

Corporate Governance/New Directors and Corporate Executive Officers

Sony is committed to strong corporate governance. As part of such efforts, Sony adopted a “Company with Committees” corporate governance system under the Japanese Company Law. In addition to complying with the requirements of laws and regulations, Sony also has introduced its own mechanisms to help make its governance system even more sound and transparent, including strengthening the separation of the Director’s function from that of management and advancing the proper functioning of the statutory committees. Under this system, the Board of Directors defines the respective areas for which each Corporate Executive Officer is responsible and delegates to them decision-making authority to manage the business, thereby promoting the prompt and efficient management of the Sony Group.
Governance Structure
Sony Corporation’s statutory bodies comprise the Board of Directors, three committees (the Nominating Committee, Audit Committee and Compensation Committee) and the Corporate Executive Officers. In addition to these statutory bodies, Sony has Corporate Executives who carry out business operations within designated areas.
Primary Roles of the Bodies

Board of Directors:
•	Determines the fundamental management policies of the Sony Group
•	Oversees the management of the Sony Group’s business operations
•	Appoints and dismisses the statutory committee members
•	Appoints and dismisses Corporate Executive Officers

Nominating Committee:
•	Determines the content of proposals regarding the appointment/ dismissal of Directors
Audit Committee:
•	Audits the performance of duties by Directors and Corporate Executive Officers (with regard to preparation process of financial statements, disclosure controls and procedures, internal controls, compliance structure, risk management structure, internal audit structure, internal hotline system and other matters)
•	Determines the content of proposals regarding the appointment/ dismissal of, approves the compensation of, and oversees and evaluates the work of Sony’s independent auditors
Compensation Committee:
•	Determines compensation for individual Directors, Corporate Executive Officers, Corporate Executives and Group Executives

Corporate Executive Officers:
•	Make decisions regarding the execution of Sony Group business activities within the scope of the authority delegated to them by the Board of Directors

Corporate Executives:
•	Carry out business operations within designated areas, including business units, research and development and/or headquarters functions, in accordance with the fundamental policies determined by the Board of Directors and the Corporate Executive Officers
Sony Initiatives
To strengthen its governance structure beyond legal requirements, Sony Corporation has added several provisions to its Charter of the Board of Directors to ensure the separation of the Board of Directors from the execution of business, and to advance the proper functioning of the statutory committees. The main provisions are as follows:
•	Separating the roles of the Board chairperson/vice chairperson and Representative Corporate Executive Officers
•	Limiting the number of terms outside Directors may serve and rotating committee memberships
•	Appointing chairs of statutory committees from the ranks of outside Directors
•	Setting forth qualifications for Directors for the purpose of eliminating conflicts of interest and ensuring independence
•	Raising the minimum number of Nominating Committee members (five or more)
•	Prohibiting the appointment of the CEO or COO of the Sony Group (or person at any equivalent position) to the Compensation Committee
•	Discouraging the concurrent appointment of Audit Committee members to other committees
•	At least two Directors of the Nominating Committee shall be Corporate Executive Officers
•	As a general rule, at least one Director of the Compensation Committee shall be a Corporate Executive Officer
Meeting Record
During the fiscal year ended March 31, 2006 (fiscal year 2005), the Board of Directors convened eight times. The Nominating Committee met five times, the Audit Committee 11 times and the Compensation Committee seven times. In fiscal year 2005, each incumbent Director attended at least 75% of the aggregate number of meetings of the Board and Committees on which he/she served (during the period that he/she served).
Cooperation of the Audit Committee and the Internal Audit Division
Sony Corporation has an internal audit division, which coordinates with the internal audit departments of major subsidiaries around the world to promote Sony Group’s internal audit activities on a global basis. The Sony Corporation internal audit division makes periodic presentations to the Audit Committee (in fiscal year 2005, five times) and submits monthly reports to the Audit Committee. To help assure its independence, the appointment and dismissal of the person in charge of the Sony Corporation internal audit division is subject to the prior approval of the Audit Committee.
(Reference)
For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please visit us on the Internet at:
http://www.sony.net/SonyInfo/IR/NYSEGovernance.html

Structure of Sony Corporate Governance System
Supervision
Board of Directors

Determination of the fundamental management policies for the Sony Group
Oversight of management of Sony Group’s business operations
Appointment and dismissal of the statutory committee members
Appointment and dismissal of Corporate Executive Officers
Chairman of the Board: Yotaro Kobayashi*
Vice Chairman of the Board: Hirobumi Kawano*

Sir Howard Stringer	Sony Corporation Chairman and Chief Executive Officer	Yoshihiko Miyauchi*	Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation
Ryoji Chubachi	Sony Corporation President and Electronics CEO
Katsumi Ihara	Sony Corporation Executive Deputy President, Officer in charge of Procurement Strategies and TV & Video Business	Yoshiaki Yamauchi* Sir Peter Bonfield*	Director, Sumitomo Mitsui Financial Group, Inc. Member of the Board, Telefonaktiebolaget LM Ericsson
Akishige Okada*	Advisor, Sumitomo Mitsui Banking Corporation	Fueo Sumita*	Chief of Sumita Accounting Office
Hirobumi Kawano*	Senior Vice President, JFE Steel Corporation	Fujio Cho*	Chairman, Toyota Motor Corporation
Yotaro Kobayashi*	Chief Corporate Advisor, Fuji Xerox Co., Ltd.	Ned Lautenbach*	Operating Partner, Clayton, Dubilier & Rice, Inc.
Sakie T. Fukushima*	Representative Director & Regional Managing Director–Japan, Korn/Ferry International Member of the Board, Korn/Ferry International, U.S.A.	Göran Lindahl	Chairman & CEO, LivSafe AB Chairman & CEO, LivSafe, Inc. Director, INGKA Holding B.V.

Nominating Committee	Audit Committee	Compensation Committee
Yotaro Kobayashi* (Chairman)	Yoshiaki Yamauchi* (Chairman)	Akishige Okada* (Chairman)
Hirobumi Kawano*	Sakie T. Fukushima*	Yoshihiko Miyauchi*
Sir Peter Bonfield*	Fueo Sumita*	Fujio Cho*
Sir Howard Stringer		Göran Lindahl
Ryoji Chubachi

* An outside director who satisfies the requirements under Item 15, Article 2 of the Japanese Company Law
Execution
Corporate Executive Officers

Execution of Sony Group Business activities within the scope of authority delegated by the Board of Directors

Sir Howard Stringer**	Chairman and Chief Executive Officer	Keiji Kimura	Executive Vice President, Officer in charge of
Ryoji Chubachi**	President and Electronics CEO		Technology Strategies and Intellectual Property
Katsumi Ihara**	Executive Deputy President, Officer in charge of Procurement Strategies and TV & Video Business	Nicole Seligman Yutaka Nakagawa	Executive Vice President and General Counsel Executive Vice President, Officer in charge of
Nobuyuki Oneda	Executive Vice President and Chief Financial Officer		Products Strategies, Digital Imaging Business and Audio Business

**Representative Corporate Executive Officer concurrently serving as Director
(Names and positions of new Directors and Corporate Executive Officers as of July 30, 2006)

Corporate Social Responsibility

The Sony CSR Policy
The core responsibility of the Sony Group is to pursue enhancement of corporate value through innovation and sound business practices. The Sony Group recognizes that its businesses have direct and indirect impact on the societies in which it operates. Sound business practices require that business decisions give due consideration to the interests of Sony’s stakeholders, including shareholders, customers, employees, parts and raw materials suppliers, business partners, local communities and other organizations.
     To fulfill our commitment to CSR, we are pursuing Groupwide initiatives on a number of fronts, including strengthening our corporate governance, compliance and quality management structures; maintaining sound labor and employment practices and a healthy work environment; conserving the environment by reducing emissions of greenhouse gases, raising resource productivity, improving chemical substance management and protecting nature; and contributing to our communities through social contribution programs. In March 2003, a group responsible for CSR was established to formulate policies, introduce relevant frameworks and formulate rules concerning our responsibilities to society and communication with stakeholders.
     In June 2005, we established the Sony Supplier Code of Conduct, which outlines our basic policies on compliance, environmental conservation, occupational health and safety, respecting human rights and ensuring a healthy work environment, as part of an effort to include suppliers in our CSR activities.
Compliance System Improvements
Ethical business conduct and compliance with applicable laws and regulations are a fundamental aspect of Sony’s corporate culture.
     In 2001, we established the Compliance Office, charged with exercising overall control over compliance activities across the Sony Group, to emphasize the importance of business ethics and compliance with applicable laws, regulations and internal policies. The Compliance Office establishes compliance policies and structures for the Group and performs crisis management functions.
     In July 2003, we set up regional compliance offices (for the Americas, Europe, Japan, East Asia and Pan-Asia). These offices are charged with exercising regional control over compliance activities.
Sony Group Code of Conduct
In May 2003, Sony adopted the Sony Group Code of Conduct, which sets the basic internal standards to be observed by all directors, officers and employees of the Sony Group in order to emphasize and further strengthen corporate governance, business ethics and compliance systems throughout the entire Sony Group.
     This Code of Conduct sets out, in addition to legal and compliance standards, the Sony Group’s basic policies concerning ethical business practices and activities, including respect for human rights, safety of products and services, environmental conservation and information disclosure.
     Following the implementation of the Sony Group Code of Conduct, we have centralized development and management of key internal rules to help ensure consistent compliance with the provisions of the code.
Internal Hotline System
With the adoption of the Sony Group Code of Conduct, Sony also established the Sony Group Compliance Hotline, as a resource for employees to report concerns or seek guidance about possible violations of laws or internal policies, and to allow the Sony Group to respond speedily to potential risks of such violations. The Sony Group Compliance Hotline is available in the Americas, Europe, Japan, East Asia and Pan-Asia, and is ready to receive the concerns of any Sony Group employee in any part of the world by phone, e-mail or letter.
     In addition to periodic reports to senior management and the Audit Committee summarizing the Hotline calls, important Hotline calls are reported individually to the Audit Committee as appropriate. Calls received are handled in line with established procedures. Anonymous reports are also accepted, and callers who report issues in good faith are protected from any possibility of recrimination.

Sony CSR Report 2006 http://www.sony.net/csr/
Please refer to the Sony CSR Report 2006 for full details of our CSR activities.

     Hotline contacts generally cover issues relating to employment, labor, work environment, information management, environmental protection and accounting. All contacts received are investigated for the purpose of verification. In certain cases, these contacts have prompted investigations that have resulted in the monitoring and review of internal organizations and procedures, respectively, and the strengthening of enforcement of internal rules.
Improving Quality
Sony is wholeheartedly committed to earning the satisfaction, trust and confidence of its customers by improving product and service quality from the customer’s perspective. Sony sees its ultimate goal, as well as its obligation, as being a highly trusted partner for its customers.
     In line with this belief, we are engaged in a variety of undertakings aimed at enhancing customer satisfaction. In 2001, for example, we promulgated the Sony CS Charter to firmly instill the importance of customer satisfaction awareness, while in 2005 we implemented the Customer Viewpoint Initiative.
Quality Standards and Quality Management System
Sony recognizes enhancing quality as a crucial management task and is striving to incorporate quality and reliability improvement considerations into product development, planning, engineering, production, sales and service activities. To improve our product quality management system, in 2004 we formulated corporate quality standards that outline minimum requirements for all Sony products. We have also established the CS Strategy Committee, which comprises Sony’s president, the heads of electronics divisions and the top executives in charge of manufacturing and marketing, and meets regularly as the ultimate decision-making body for customer satisfaction-and quality-related issues in the electronics business. Through our Customer Information Centers, which allow customers to express opinions or report malfunctions at any time after purchase, we are able to promptly and accurately identify problems and work with design and engineering groups to make appropriate improvements. We have also established the
Product Quality Information Channel, a reporting channel the objective of which is to gather product quality-related information and opinions from Sony Group employees, thereby helping us to detect problems early and respond promptly.
Customer Service System
Sony established its first Customer Information Center in Japan in 1963 to provide customers with timely and appropriate responses to their inquiries. Customer Information Center services are now available worldwide. To further improve the quality of service, Customer Information Centers in Japan and Hong Kong obtained COPC-2000* certification, an international standard for call centers. We have built a global service network encompassing more than 10,000 sites. At these sites, we focus on providing training programs to improve repair skills, sharing product information and promoting better communication between repair technicians and customers. We are also taking steps to raise customer satisfaction by, among others, shortening distribution and repair times and reviewing repair fees.

*	COPC-2000 is a management standard specifically for call centers and fulfillment (delivery) work based on the American National Management Quality Award.
Environmental Activities
With the aim of contributing to sustainable development, Sony formulated the Sony Group Environmental Vision and is promoting environmental management activities throughout the Sony Group. Guided by this vision, Sony is undertaking numerous activities from a medium-to long-term perspective and has formulated a new action plan, Green Management 2010, which stipulates key medium-term targets to be attained by 2010.
A New Global Environmental Management System
To date, Sony sites throughout the world have pursued and obtained certification under ISO 14001, the global standard for environmental management systems. In the fiscal year ended March 31, 2006, however, we completed the shift to a new, integrated Group management system, under which 402 sites

A Sony Customer Information Center

within the Sony Group were accredited under a single certification. This new management system has made it possible to monitor progress in achieving environmental targets on a global basis and ensure more efficient management.
Promoting Environmentally Conscious Products
We strive to lower the environmental impact of our products by reducing operating and standby power consumption and resource use and by managing chemical substance content. The BRAVIA E series of LCD projection televisions, launched in 2005, features a newly developed optical engine equipped with a lamp reflector that greatly increases the engine’s light efficiency, reducing power consumption to less than half that of a comparable plasma television.*
     To facilitate the management of chemical substances in our products, we endeavor to work with parts and raw materials suppliers to monitor chemical substance content from the procurement stage. In addition, we have established a system that ensures we purchase only parts and materials that contain no specified chemical substances recognized as harmful to the environment, such as lead. In Europe, such substances will be banned in electrical and electronic equipment brought to market after July 1, 2006. As of the end of the period under review, Sony had succeeded in almost entirely eliminating these substances from Sony products shipped worldwide, not just in Europe.

*	This is accurate for a 50V model. Comparison is with the rated power consumption for a Sony KDE-P50HVX plasma television.
Social Contribution Activities
Sony undertakes a wide variety of activities aimed at contributing to society in fields where it is best able to do so, to help address the needs of communities in regions around the world where it conducts business. Sony Group companies, offices and foundations in Japan, the United States, Europe, Canada and Australia engage in a range of activities in such fields as education, science and the arts. These activities vary in accordance with local considerations.
     Sony also operates a variety of volunteer programs to encourage all employees to participate in such activities, thereby encouraging employees to get involved in their communities. In the period under review, nearly 30,000 Sony Group employees in 21 countries took part in such programs.
For the Next Generation
Sony is aiming to support the next generation through a variety of programs designed to enhance the creativity of children through memorable experiences.
     In the fiscal year ended March 31, 2006, the Sony Foundation for Education sponsored the first “Wellspring of Science Inspiration—Children’s Schoolhouse of Dreams” program. Led by Dr. Hideki Shirakawa, recipient of the Nobel Prize in Chemistry, the program comprises a variety of science-related activities aimed at helping children to learn from nature, increase their understanding of humanity and discover the joy of learning. The Sony Music Foundation maintains an annual program designed to give children the opportunity to enjoy performances by world-class musicians. In the period under review, the Foundation sponsored a special performance of Mozart’s opera Don Giovanni for children in cooperation with the Royal Opera House of Belgium (La Monnaie), which made its first tour of Japan.
Emergency Humanitarian Assistance
Sony aims to take immediate action to provide emergency humanitarian assistance to the victims of large-scale disasters. In the period under review, Sony participated in relief efforts for victims of a number of disasters, including Hurricane Katrina in the United States and the massive earthquake that struck Pakistan. Assistance included donations by employees, which were matched by Sony.

LCD rear-projection television KDF-50E1000	“Wellspring of Science Inspiration—Children’s Schoolhouse of Dreams,” aimed at elementary and junior high school students

Financial Section

Operating and Financial Review
Sony Corporation and Consolidated Subsidiaries

OPERATING RESULTS
Operating Results for the Fiscal Year Ended March 31, 2006 compared with the Fiscal Year Ended March 31, 2005
OVERVIEW
After translation of Sony’s financial results into yen (the currency in which Sony’s financial statements are prepared), in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”), Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2006 increased 4.4% compared with the previous fiscal year. On a local currency basis (regarding references to results of operations expressed on a local currency basis, refer to “Foreign Exchange Fluctuations and Risk Hedging” below), sales for the fiscal year increased slightly. The 4.4% increase is mainly due to an increase in revenues within the Financial Services segment, as a result of an improvement in gains and losses on investments at Sony Life Insurance Co., Ltd. (“Sony Life”) due to the favorable Japanese domestic equity market conditions, and increased sales within the Game segment, as the result of the contribution from PSP® (PlayStation®
Portable) (“PSP”). In the Electronics segment, although sales benefited from the depreciation of the yen and there was an increase in sales of liquid crystal display (“LCD”) televisions, sales to outside customers decreased 0.9% compared with the previous fiscal year. There was a decline in sales of CRT televisions, due to a continued shift in demand towards flat panel televisions, and in plasma televisions, where new product development has been terminated.
     Operating income increased 67.9% compared with the previous fiscal year. On a local currency basis, operating income increased approximately 23% compared with the previous fiscal year. Operating income includes a one-time net gain of ¥73.5 billion, which resulted from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund. Of this, a gain of ¥64.5 billion was recorded within the Electronics segment. In the Financial Services segment, operating income increased due to an improvement in gains and losses on investments at Sony Life resulting from the above-mentioned favorable Japanese domestic equity market conditions. In the Electronics segment, although restructuring charges increased compared with the previous fiscal year, the amount of operating loss decreased as a result of a net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund mentioned above and favorable exchange rates. Operating income within the Game segment declined primarily as a result of an increase in research and development costs associated mainly with PLAYSTATION®3 (“PS3”). In the Pictures segment, operating income also declined due to lower worldwide theatrical and home entertainment revenues on feature films.
RESTRUCTURING
In the fiscal year ended March 31, 2006, Sony recorded restructuring charges of ¥138.7 billion, a increase from the ¥90.0 billion recorded in the previous fiscal year. The primary restructuring activities were in the Electronics segment and All Other.
     Of the total ¥138.7 billion, Sony recorded ¥48.3 billion in personnel-related costs. This expense was incurred because 5,700 people, mainly in Japan, the U.S. and Western Europe, left Sony primarily through early retirement programs.
     For more detailed information about restructuring, please refer to Note 18 of Notes to the Consolidated Financial Statements.
■	ELECTRONICS
Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2006 were ¥125.8 billion, compared to ¥83.2 billion in the previous fiscal year.
     Due to the worldwide market shrinkage and demand shift from CRT television to plasma and LCD panel television, Sony has been implementing a worldwide plan to rationalize CRT and CRT television production facilities and has been downsizing its business over several years. In the fiscal year ended March 31, 2006, as part of this restructuring program, Sony recorded a non-cash impairment charge of ¥25.5 billion for CRT TV display manufacturing facilities located in the U.S. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
     In addition to the above restructuring efforts, Sony undertook several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges of ¥45.1 billion for the fiscal year ended March 31, 2006, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2006 was ¥19.4 billion and will be paid through the fiscal year ending March 31, 2007. Sony will continue seeking the appropriate headcount level to optimize the workforce in the Electronics segment.
■	ALL OTHER
Restructuring charges within All Other for the fiscal year ended March 31, 2006 were ¥10.4 billion, compared to ¥5.3 billion recorded in the previous fiscal year. The main component of the restructuring charges recorded during the fiscal year ended March 31, 2006 was an ¥8.5 billion asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex.
OPERATING PERFORMANCE

	Yen in billions		Percent change
Years ended March 31	2005	2006	2006/2005

Sales and operating revenue	7,159.6	7,475.4	+4.4%
Operating income	113.9	191.3	+67.9
Income before income taxes	157.2	286.3	+82.1
Equity in net income of affiliated companies	29.0	13.2	–54.6
Net income	163.8	123.6	–24.5

SALES
     Sales for the fiscal year ended March 31, 2006 increased by ¥315.8 billion, or 4.4%, to ¥7,475.4 billion compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.
     “Sales” in this analysis of the ratio of selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales and operating revenue, and excludes Financial service revenue. This is because Financial service expenses are recorded separately from cost of sales and selling, general and administrative expenses. Furthermore, in the analysis of cost of sales, including research and development costs, to sales, only “net sales” are used. This is because cost of sales is an expense associated only with net sales. The calculations of all ratios below that pertain to business segments include intersegment transactions.
Sales and operating revenue
and operating income
*Years ended March 31
COST OF SALES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Cost of sales for the fiscal year ended March 31, 2006 increased by ¥151.3 billion, or 3.0%, to ¥5,151.4 billion compared with the previous fiscal year, and increased from 76.2% to 77.0% as a percentage of sales. Year on year, the cost of sales ratio increased from 81.8% to 81.9% in the Electronics segment, increased from 73.0% to 80.4% in the Game segment, and increased from 58.7% to 60.2% in the Pictures segment.
     In the Electronics segment, there was a deterioration in the cost of sales ratio for several products, in particular image sensors and CRT televisions. In the Game segment, there was an increase in the cost of sales ratio as a result of research and development costs associated with PS3. In the Pictures segment, the cost of sales ratio also increased primarily due to lower worldwide theatrical and home entertainment revenues on feature films.
     There was a decrease in personnel-related costs included in cost of sales of ¥9.8 billion, primarily within the Electronics segment, compared with the previous fiscal year.
     Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2006 increased by ¥29.8 billion to ¥531.8 billion compared with the previous fiscal year. The ratio of research and development costs to sales was 7.9% compared to 7.6% in the previous fiscal year.
     Selling, general and administrative expenses for the fiscal year ended March 31, 2006 decreased by ¥8.0 billion, or 0.5%, to ¥1,527.0 billion compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales improved from 23.2% in the previous fiscal year to 22.6%. Year on year, the ratio of selling, general and administrative expenses to sales improved from 19.0% to 18.1% in the Electronics segment and from 21.0% to 18.7% in the Game segment. On the other hand, the ratio of selling, general and administrative expenses to sales increased from 32.5% to 36.0% in the Pictures segment.
     Personnel-related costs in selling, general and administrative expenses decreased by ¥60.4 billion compared with the previous fiscal year mainly due to a decrease in severance-related expenses in the Electronics segment resulting from the implementation of restructuring initiatives. In addition, advertising and publicity expenses for the fiscal year increased by ¥59.8 billion compared with the previous fiscal year. This was due to the fact that advertising and publicity expenses increased, primarily within the Pictures and Game segments.
     Loss on sale, disposal or impairment of assets, net was ¥73.9 billion, compared with ¥28.0 billion in the previous fiscal year. This increase was a result of losses recorded on the sale, disposal and impairment of CRT and CRT television production equipment in the Electronics segment, as well as an asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex.

Research and development expenses and as a percentage of sales	Cost of sales and selling, general and administrative (SGA) expenses as a percentage of sales

*Years ended March 31 *Excluding the Financial Services segment	*Years ended March 31 *Excluding the Financial Services segment
OPERATING INCOME
Operating income for the fiscal year ended March 31, 2006 increased by ¥77.3 billion, or 67.9%, to ¥191.3 billion compared with the previous fiscal year. The operating income margin increased from 1.6% to 2.6%. In descending order by amount of financial impact, the Financial Services segment, the Pictures segment, All Other and the Game segment contributed to operating income. On the other hand, although there was a net gain from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund and the depreciation of the yen, the Electronics segment recorded an operating loss mainly due to a decrease in sales to outside customers, an increase in loss on sale, disposal or impairment of assets and a deterioration in the cost of sales ratio associated with a decline in unit selling prices. For a further breakdown of operating income for each segment, please refer to “Operating Performance by Business Segment” below.
OTHER INCOME AND EXPENSES
In the consolidated results for the fiscal year ended March 31, 2006, other income increased by ¥56.0 billion, or 57.4%, to ¥153.6 billion, while other expenses increased by ¥4.2 billion, or 7.7%, to ¥58.5 billion, compared with the previous fiscal year. The net amount of other income and other expenses was net other income of ¥95.1 billion, an increase of ¥51.8 billion, compared with the previous fiscal year.
     The gain on change in interest in subsidiaries and equity investees increased by ¥44.5 billion, or 272.7% compared to the previous fiscal year to ¥60.8 billion. This was mainly the result of a gain of ¥21.5 billion on the change in interest in subsidiaries and equity investees resulting from the initial public offering of Sony Communication Network Corporation (“SCN”), a gain of
¥20.6 billion on the change in interest resulting from the partial sale of Sony’s investment in Monex Beans Holdings, Inc., and gains of ¥12.0 billion and ¥6.6 billion respectively on the change of interest at So-net M3 Inc., a consolidated subsidiary of SCN and at DeNA Co., Ltd., an equity affiliate of SCN accounted for by the equity method.
     Interest and dividends of ¥24.9 billion was recorded in the fiscal year ended March 31, 2006 an increase of ¥10.2 billion, or 69.5%, compared with the previous year. This increase was mainly the result of an increase in interest received resulting from an improvement in the rate of return on overseas investments.
     For the fiscal year ended March 31, 2006, interest payments totaling ¥29.0 billion were recorded, an increase of ¥4.4 billion, or 18.0%, compared with the previous year.
     In addition, a net foreign exchange loss of ¥3.1 billion was recorded in the fiscal year ended March 31, 2006, compared to a net foreign exchange loss of ¥0.5 billion recorded in the previous fiscal year. The net foreign exchange loss was recorded because the value of the yen, especially during the first and third quarters of the fiscal year ended March 31, 2006, was lower than the value of the yen at the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts. These contracts are entered into by Sony to mitigate the foreign exchange rate risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries.
INCOME BEFORE INCOME TAXES
Income before income taxes for the fiscal year ended March 31, 2006 increased ¥129.1 billion, or 82.1%, to ¥286.3 billion compared with the previous fiscal year, as a result of the increase in operating income and the increase in the net amount of other income and other expenses mentioned above.
INCOME TAXES
Income taxes for the fiscal year ended March 31, 2006 increased by ¥160.5 billion to ¥176.5 billion. Compared to an effective tax rate of 10.2% in the previous fiscal year, the effective tax rate was 61.6% in the current fiscal year. This effective tax rate exceeded the Japanese statutory tax rate primarily due to the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of Sony’s Japanese domestic and overseas consolidated subsidiaries, mainly within the Electronics segment, due to continued losses recorded at these businesses and the recording of an additional tax provision for the undistributed earnings of certain foreign subsidiaries. The effective tax rate was significantly lower than the Japanese statutory rate in the previous fiscal year as a result of the reversal of valuation allowances at Sony’s U.S. subsidiaries associated with an improvement in operating performance.

     On June 30, 2006, Sony Corporation and SCEI each received notification from the Tokyo Regional Taxation Bureau (“TRTB”) of a reassessment of the profits they reported from transactions between SCEI and its subsidiary Sony Computer Entertainment America Inc. (“SCEA”), for the fiscal years ended March 31, 2000 through 2005. On the same date, Sony Corporation also received notification of a reassessment of the profits reported from transactions related to CD and DVD disc manufacturing operations with a number of its overseas subsidiaries for the fiscal years ended March 31, 2004 and 2005.
     Sony Corporation and SCEI believe that their allocation of income for the periods in question was appropriate and that they have paid the proper amount of taxes in each of the jurisdictions. Therefore Sony Corporation and SCEI disagree with the position of the TRTB and have lodged an objection. In addition, Sony Corporation and SCEI plan to formally request bilateral consultations (where available) to obtain relief from double taxation under the applicable tax treaties of various countries.
     Transfer pricing was reassessed in accordance with the notification from the TRTB, resulting in additional Japanese income of ¥74.4 billion, which led to Sony Corporation and SCEI incurring an estimated additional cash tax (including corporate tax and others) of approximately ¥27.9 billion. Sony Corporation and SCEI believe that double taxation will be avoided through the above procedures, and therefore Sony does not expect any material impact on its consolidated profit and loss as a result of this reassessment.
RESULTS OF AFFILIATED COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
Equity in net income of affiliated companies during the fiscal year ended March 31, 2006 was ¥13.2 billion, a decrease of ¥15.9 billion, or 54.6% compared to the previous fiscal year. Equity in net income of affiliated companies for the previous fiscal year included the recording of ¥12.6 billion as equity in net income for InterTrust Technologies Corporation (“InterTrust”), which reflected InterTrust’s proceeds from a license agreement arising from the settlement of a patent-related suit. In the current fiscal year, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), as a result of increased sales of products including camera phone and “Walkman®” phone models, contributed ¥29.0 billion to equity in net income, an increase of ¥11.6 billion compared to the previous fiscal year. Sony recorded equity income of ¥5.8 billion for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), during the current fiscal year, compared to an equity loss of ¥3.4 billion in the previous fiscal year as a result of a reduction in restructuring charges and the realization of incremental cost savings. However, Sony recorded an equity in net loss of ¥7.2 billion for S-LCD Corporation (“S-LCD”), a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels and equity in net loss of
¥16.9 billion for MGM Holdings, Inc. (“MGM Holdings”). The equity in net loss for MGM Holdings includes non-cash interest of ¥6.0 billion on cumulative preferred stock.
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES
In the fiscal year ended March 31, 2006, minority interest in loss of consolidated subsidiaries of ¥0.6 billion was recorded compared to minority interest in income of ¥1.7 billion previous year. This loss was primarily due to the recording of loss at ST Mobile Display Corporation, a joint venture with Toyota Industries Corporation for the manufacture of low-temperature polysilicon thin film transistor liquid crystal display panels for mobile products.
NET INCOME
Net income for the fiscal year ended March 31, 2006 decreased by ¥40.2 billion, or 24.5%, to ¥123.6 billion compared with the previous fiscal year. This decrease was primarily the result of the above-mentioned increase in income taxes and decrease in equity in net income of affiliated companies. As a percentage of sales, net income decreased from 2.3% to 1.7%. Return on stockholders’ equity decreased from 6.2% to 4.1%. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2006.)
     Basic net income per share was ¥122.58 compared with ¥175.90 in the previous fiscal year, and diluted net income per share was ¥116.88 compared with ¥158.07 in the previous fiscal year. Refer to Notes 2 and 22 of Notes to Consolidated Financial Statements.

Net income and ROE	Net income per share of common stock

*Years ended March 31	*Years ended March 31

OPERATING PERFORMANCE BY BUSINESS SEGMENT
The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 25 of Notes to Consolidated Financial Statements.
BUSINESS SEGMENT INFORMATION

	Yen in billions		Percent change
Years ended March 31	2005	2006	2006/2005

Sales and operating revenue
Electronics	5,066.8	5,150.5	+1.7%
Game	729.8	958.6	+31.4
Pictures	733.7	745.9	+1.7
Financial Services	560.6	743.2	+32.6
All Other	459.9	408.9	–11.1

Elimination	(391.1)	(531.6)	—

Consolidated	7,159.6	7,475.4	+4.4

Operating income (loss)
Electronics	(34.3)	(30.9)	—
Game	43.2	8.7	–79.7%
Pictures	63.9	27.4	–57.1
Financial Services	55.5	188.3	+239.4
All Other	4.2	16.2	+286.4

Sub-Total	132.5	209.8	+58.3

Elimination and unallocated corporate expenses	(18.6)	(18.5)	—

Consolidated	113.9	191.3	+67.9

Shares of sales and operating revenue by business segment
* Years ended March 31
* Including intersegment transactions
     As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, SONY BMG, is 50% owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under “Equity in net income (loss) of affiliated companies.”
     In connection with the establishment of this joint venture, Sony’s non-Japan-based disc manufacturing and physical distribution businesses, formerly included within the Music segment, a separate reporting segment until the end of the previous fiscal year, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. Effective April 1, 2005, a similar change was made with respect to Sony’s Japan-based disc manufacturing business. Results for the fiscal year ended March 31, 2005 in the Electronics segment have been restated to account for these reclassifications.
     Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony’s music business are now included within All Other and the results for the fiscal year ended March 31, 2005 have been reclassified to All Other for comparative purposes. Results for the fiscal year ended March 31, 2006 in All Other include the results of Sony Music Entertainment Inc.’s (“SMEI”) music publishing business and Sony Music Entertainment (Japan) Inc. (“SMEJ”), excluding Sony’s Japan-based disc manufacturing business which, as noted above, has been reclassified to the Electronics segment. However, results for the previous fiscal year in All Other include the consolidated results for SMEI’s recorded music business for the period through August 1, 2004, as well as the results for SMEI’s music publishing business and SMEJ excluding Sony’s Japan-based disc manufacturing business.
■ELECTRONICS
Sales for the fiscal year ended March 31, 2006 increased ¥83.6 billion, or 1.7%, to ¥5,150.5 billion compared with the previous fiscal year. An operating loss of ¥30.9 billion in the Electronics segment was recorded compared to the operating loss of ¥34.3 billion in the previous fiscal year. Sales to outside customers on a yen basis decreased 0.9% compared to the previous fiscal year. Regarding sales to outside customers by geographical area, although sales decreased in Japan by 12%, in the U.S. by 1% and in Europe by 4%, sales increased by 11% in non-Japan Asia and other geographic areas (“Other Areas”).
     In Japan, although there was a significant increase in the sales of LCD televisions, as well as increased sales for flash memory and hard drive digital audio players, sales decreased for such products as mobile phones, principally to Sony Ericsson, CRT televisions and plasma televisions. In the U.S., although there was an increase in sales of LCD and rear projection televisions, sales decreased for such products as CRT and plasma televisions. In Europe, although sales increased for such products as LCD televisions, there was a decline in sales of such products as CRT and plasma televisions, and mobile phones, primarily to Sony Ericsson. In Other Areas, sales of such products as LCD televisions and PCs increased, while sales of such products as CD-R/RW drives and CRT televisions decreased.

Sales and operating income
(loss) in the Electronics Segment
*Years ended March 31
• Performance by Product Category
Sales and operating revenue by product category discussed below represent sales to outside customers, which do not include intersegment transactions. Refer to Note 25 of Notes to Consolidated Financial Statements.
     “Audio” sales decreased by ¥35.7 billion, or 6.2%, to ¥536.2 billion. Sales of flash memory and hard drive digital audio players increased significantly, in conjunction with an increase in shipments to approximately 4.5 million units, compared to approximately 850,000 unit shipments recorded in the previous fiscal year. On the other hand, there was a significant decrease in the unit shipments of both CD and MD format headphone stereos due to a shift in market demand. In addition, car audio experienced a decrease in sales, and there was a slight decrease in home audio sales.
     “Video” sales decreased by ¥15.0 billion, or 1.4%, to ¥1,021.3 billion. In addition to a decrease in sales of digital cameras in Japan, the U.S. and Europe, there was a decrease in sales of VHS video recorders. Sales of digital cameras decreased, coupled with a decrease in worldwide shipments by approximately 0.5 million units to approximately 13.5 million units. Worldwide shipments of DVD recorders increased by approximately 300,000 units to approximately 2.0 million units, while sales increased slightly. Worldwide shipments of home-use video cameras increased by approximately 250,000 units to approximately 7.6 million units. DVD-Video player unit shipments decreased by approximately 1.5 million units to approximately 8.0 million units.
     “Televisions” sales increased by ¥6.6 billion, or 0.7%, to ¥927.8 billion. There was a significant increase in worldwide sales of LCD televisions, as worldwide shipments of LCD televisions increased by approximately 1.8 million units, to approximately 2.8 million units. Sales of projection televisions increased as the sales percentage of higher priced units increased, although worldwide shipments remained largely unchanged at approximately 1.2 million units. On the other hand, there was a significant decrease in worldwide sales of CRT televisions, primarily as a result of both a decrease in worldwide shipments of CRT televisions by approximately 2.7 million units to approximately 6.8 million units due to the continued shift in demand towards flat panel televisions, as well as a fall in unit prices due to the continued shift in demand towards flat panel televisions. In addition, sales of plasma televisions, where new product development has been terminated, also decreased worldwide.
     “Information and Communications” sales increased by ¥26.4 billion, or 3.2%, to ¥842.5 billion. Although sales of desktop PCs decreased, overall sales increased as a result of favorable worldwide sales of notebook PCs. Worldwide unit shipments of PCs increased approximately 400,000 units to approximately 3.7 million units. Sales of broadcast- and professional-use products increased as a result of favorable sales of high-definition related products.
     “Semiconductors” sales decreased by ¥5.5 billion, or 2.3%, to ¥240.8 billion. The decrease was due to a decrease in sales of CCDs as the result of pricing pressures.
     “Components” sales increased by ¥37.3 billion, or 6.0%, to ¥656.8 billion. This increase was primarily due to an increase in sales of lithium-ion batteries, primarily for use in PCs and power tools, and Memory Sticks. On the other hand, sales of CD-R/RW drives and optical pickups declined, primarily as a result of significant unit price declines. Sales of DVD+/-R/RW drives increased, despite a deterioration in unit selling prices, as a result of a significant growth in units sold in association with the expansion of the market.
     “Other” sales decreased by ¥57.0 billion, or 9.6%, to ¥538.2 billion. This decrease was the result of a decrease in sales of mobile phones, primarily to Sony Ericsson.
     In the Electronics segment, cost of sales for the fiscal year ended March 31, 2006 increased by ¥67.5 billion, or 1.6% to ¥4,184.5 billion compared with the previous fiscal year. The cost of sales ratio deteriorated by 0.1% to 81.9% compared to 81.8% in the previous fiscal year. Although there was an improvement in the cost of sales ratio for such products as video cameras and PCs, products that contributed to the deterioration in the cost of sales ratio included image sensors and CRT televisions, which experienced decreased sales. Restructuring charges recorded in cost of sales amounted to ¥23.8 billion, an increase of ¥14.2 billion compared with the ¥9.6 billion recorded in the previous fiscal year. Research and development costs decreased ¥15.2 billion, or 3.5%, from ¥433.3 billion in the previous fiscal year to ¥418.1 billion.

     Selling, general and administrative expenses decreased by ¥27.2 billion, or 2.8%, to ¥933.0 billion compared with the previous fiscal year. The primary reason for this decrease was the recording of a ¥64.5 billion net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by ¥4.1 billion from ¥53.6 billion in the previous fiscal year to ¥49.5 billion. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was ¥45.1 billion, a decrease of ¥5.8 billion compared with the previous fiscal year. On the other hand, royalty expenses decreased ¥17.2 billion. The ratio of selling, general and administrative expenses to sales decreased 0.9 percentage point from the 19.0% recorded in the previous fiscal year, to 18.1%.
     Loss on sale, disposal or impairment of assets, net increased ¥40.0 billion to ¥63.9 billion compared with the previous fiscal year. This amount includes ¥52.5 billion in restructuring charges, which includes ¥25.5 billion of restructuring charges related to CRT and CRT television manufacturing facilities in the U.S. The amount of restructuring charges included in loss on sale, disposal or impairment, net in the previous fiscal year was ¥19.2 billion.
     The amount of operating loss recorded in the Electronics segment for the fiscal year ended March 31, 2006 decreased as a result of the net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund, despite the recording of increased restructuring charges. Regarding profit performance by product, excluding restructuring charges and the impact of the net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund, operating losses recorded by CRT televisions and LCD televisions increased, in addition to a decrease in operating income recorded by image sensors. On the other hand, the amount of operating loss recorded by DVD recorders (including PSX™) decreased. In addition, there was an increase in operating income for video cameras and PCs.
     In August 2006, Dell Inc. (“Dell”) and Apple Computer Inc. (“Apple”), each announced voluntary recalls of lithium-ion battery packs used in certain notebook computers sold by these two companies. The recalled packs contain battery cells originally manufactured by Sony. Sony supports these recalls by our customers Dell and Apple.
     As of August 31, 2006, Sony anticipates no further recalls of battery packs using these particular battery cells.
     The recall arises because, on rare occasions, microscopic metal particles in the recalled battery cells may come into contact with other parts of the battery cell, leading to a short circuit within the cell. Typically, a battery pack will simply power off when a cell short circuit occurs. However, under certain rare conditions, an internal short circuit may lead to cell overheating and potentially flames. The potential for this to occur can be affected by variations in the system configurations found in different notebook computers. Sony has introduced a number of additional safeguards into its battery manufacturing process to address this condition and to provide a greater level of safety and security.
     As of August 31, 2006, Sony estimates that the overall cost to Sony in supporting the recall programs of Apple and Dell will amount to between ¥20 billion and ¥30 billion. This overall cost is an estimate based on the costs of replacement battery packs and any other related costs to be incurred by Sony.
● Manufacturing by Geographic Area
Slightly more than 50% of the Electronics segment’s total annual production during the fiscal year ended March 31, 2006 took place in Japan, including the production of digital cameras, video cameras, flat panel televisions, PCs, semiconductors and components such as batteries and Memory Stick. Approximately 65% of the annual production in Japan was destined for other regions. China accounted for slightly more than 10% of total annual production, approximately 70% of which was destined for other regions. Asia, excluding Japan and China, accounted for slightly more than 10% of total annual production, with approximately 60% destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining slightly less than 25% of total annual production, most of which was destined for local distribution and sale.
●	Comparison of Results on a Local Currency Basis and Results on a Yen Basis
In the Electronics segment, operating results benefited from the positive effect of the depreciation of the yen against the U.S. dollar and the Euro. Sales for the fiscal year ended March 31, 2006 increased, on a yen basis, by 1.7%, but decreased on a local currency basis by approximately 3%. In terms of operating performance, there was a decrease in the amount of operating loss compared to the previous fiscal year, but if calculated on a local currency basis, this operating loss was larger when compared to the actual results on a yen basis.
     Sales to outside customers by geographic area on a yen basis decreased in Japan by 12%, in the U.S. by 1% and in Europe by 4%. However, sales increased in Other Areas by 11%. Sales on a local currency basis for regions outside Japan decreased in the U.S. and Europe by 7%, but increased by 2% in Other Areas.

■ GAME
Sales for the fiscal year ended March 31, 2006 increased by ¥228.9 billion, or 31.4%, to ¥958.6 billion compared with the previous fiscal year. Operating income decreased by ¥34.4 billion, or 79.7%, to ¥8.7 billion compared with the previous fiscal year, and the operating income margin decreased from 5.9% to 0.9%.
     Sales in the Game segment on a local currency basis increased approximately 27%. In addition, on a local currency basis, operating income decreased approximately 62% compared to the previous fiscal year. By region, although sales decreased slightly in Japan, there was a significant increase in sales in the U.S. and Europe.
     There was a significant increase in hardware sales compared to the previous fiscal year. Sales increased significantly, mainly in the U.S. and Europe, and sales in Japan remained relatively unchanged compared to the previous fiscal year, primarily due to a significant contribution to sales from PSP, which experienced favorable growth in all geographic areas and the fact that PlayStation®2 (“PS2”) sales were on a par with those in the previous fiscal year. In addition, although PS2 software sales decreased, as a result of the contribution to sales from PSP software, software sales in Japan, the U.S. and Europe were relatively unchanged compared to the previous fiscal year.
     Total worldwide production shipments of hardware and software were as follows:

  Worldwide hardware production shipments:*
     PS2    16.22 million units (an increase of 0.05 million units)
     PSP    14.06 million units (an increase of 11.09 million
                 units)

  Worldwide software production shipments:*/**
     PS2    223 million units (a decrease of 29 million units)
     PSP     41.6 million units (an increase of 35.9 million units)

*	Production shipments of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

**	Including those both from Sony and third parties under Sony licenses.
     Operating income decreased significantly compared with the previous fiscal year. Although profits from the PS2 and PSP businesses exceeded those in the previous fiscal year, the decrease in operating income was mainly the result of continued high research and development costs associated with PS3, as well as the recording of charges associated with preparation for the launch of the PS3 platform including a write-down of approximately ¥25.0 billion for semiconductor components for use in PS3.
     The cost of sales to sales ratio deteriorated by 7.4%, from 73.0% in the previous fiscal year, to 80.4% for the reasons mentioned above for operating income. The ratio of selling, general and administrative expenses to sales decreased by
2.3%, compared to 21.0% in the previous fiscal year, to 18.7%, as a result of the sales increase.
     Charges related to the launch of the PS3 platform are anticipated to result in a significant loss within the Game segment for the fiscal year ending March 31, 2007, reflecting primarily an expected negative margin as a result of strategic pricing on PS3 hardware sales.
Sales and operating income
in the Game Segment
*Years ended March 31
■PICTURES
Sales for the fiscal year ended March 31, 2006 increased by ¥12.2 billion, or 1.7%, to ¥745.9 billion compared with the previous fiscal year. Operating income decreased by ¥36.5 billion, or 57.1%, to ¥27.4 billion, and the operating income margin decreased from 8.7% to 3.7%. The results in the Pictures segment consist of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based subsidiary.
     On a U.S. dollar basis, sales for the fiscal year in the Pictures segment decreased approximately 4% and operating income decreased by approximately 61%. Sales decreased primarily due to lower worldwide theatrical and home entertainment revenues on feature films, partially offset by an increase in television product revenues. The lower theatrical and home entertainment revenues primarily resulted from the strong performance of Spider-Man 2 in the prior fiscal year coupled with the disappointing performance of certain films in the current fiscal year film slate, particularly Stealth, Zathura and the Legend of Zorro. Sales for the fiscal year release slate decreased $967 million as compared to the previous fiscal year. Television product revenues increased by approximately $220 million primarily due to higher advertising and subscription sales from several of SPE’s international channels, higher sales of television library product and the extension of a licensing agreement for Wheel of Fortune.

     Operating income for the segment decreased significantly, primarily due to the disappointing overall performance of the current fiscal year’s film slate in both the theatrical and home entertainment markets. Operating loss from the current fiscal year release slate increased $623 million as compared to the prior fiscal year’s release slate due to the same factors contributing to the decrease in film revenue noted above. Partially offsetting this was an increase in operating income of $83 million for television product due to the same factors noted above for revenue.
     As of March 31, 2006, unrecognized license fee revenue at SPE was approximately $1.2 billion. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television product. The license fee revenue will be recognized in the fiscal year that the product is available for broadcast.
Sales and operating income in
the Pictures segment
*Years ended March 31
■ FINANCIAL SERVICES
Please note that the revenue and operating income at Sony Life, Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”) discussed below on a U.S. GAAP basis differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.
     Financial Services revenue for the fiscal year ended March 31, 2006 increased by ¥182.7 billion, or 32.6%, to ¥743.2 billion compared with the previous fiscal year. Operating income increased by ¥132.8 billion, or 239.4%, to ¥188.3 billion and the operating income margin increased to 25.3% compared with the 9.9% of the previous fiscal year.
     At Sony Life, revenue increased by ¥170.8 billion, or 36.0%, to ¥645.0 billion compared with the previous fiscal year.
     The main reasons for this increase were an improvement in gains and losses from investments at Sony Life, primarily within the general account, as well as an increase in revenue from insurance premiums reflecting an increase of insurance-in-force. The improvement in gains and losses from investments in the general account was principally a result of an improvement in valuation gains from stock conversion rights in convertible bonds resulting from the aforementioned favorable Japanese domestic stock market conditions. Operating income at Sony Life increased by ¥127.4 billion, or 208.8%, to ¥188.4 billion, mainly as a result of a significant improvement in gains and losses on investments in the general account mentioned above.
     At Sony Assurance, revenue increased due to higher insurance revenue brought about by an expansion in automobile insurance-in-force. Operating income increased due to an increase in insurance revenue and an improvement in the expense ratio (the ratio of sales, general and administrative expenses to premiums).
     At Sony Bank, which started operations in June 2001, although foreign exchange losses were recorded as a result of the depreciation of the yen on part of Sony Bank’s foreign currency deposits, revenue rose as there was an increase in interest revenue associated with an increase in the balance of assets from investing activities, in addition to revenues from other investing activities. The amount of the operating loss decreased compared with the previous fiscal year, as a result of the increase in revenue.
     At Sony Finance International, Inc. (“Sony Finance”), a leasing and credit financing business subsidiary in Japan, revenue increased due to an increase in leasing and credit card revenue. In terms of profitability, a reduced operating loss was recorded compared to the previous fiscal year, as a result of improved profitability at a credit card business at Sony Finance.
Revenue and operating income in
the Financial Services segment
*Years ended March 31

●	Condensed Statements of Income Separating Out the Financial Services Segment (Unaudited)
The following schedule shows unaudited condensed statements of income for the Financial Services segment and all other segments excluding Financial Services as well as condensed consolidated statements of income. This presentation is not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.
     Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

CONDENSED STATEMENTS OF INCOME SEPARATING OUT THE FINANCIAL SERVICES SEGMENT	Yen in millions

			Sony without
	Financial Services		Financial Services		Consolidated
Fiscal Years Ended March 31	2005	2006	2005	2006	2005	2006

Financial Services revenue	560,557	743,215	—	—	537,715	720,566
Net sales and operating revenue	—	—	6,632,728	6,763,907	6,621,901	6,754,870

	560,557	743,215	6,632,728	6,763,907	7,159,616	7,475,436

Costs and expenses	505,067	554,892	6,575,354	6,762,375	7,045,697	7,284,181

Operating income	55,490	188,323	57,374	1,532	113,919	191,255
Other income (expenses), net	10,204	24,522	40,639	71,952	43,288	95,074

Income before income taxes	65,694	212,845	98,013	73,484	157,207	286,329
Income taxes and other	25,698	80,586	(37,043)	82,127	(11,344)	162,713

Income before cumulative effect of an accounting change	39,996	132,259	135,056	(8,643)	168,551	123,616
Cumulative effect of an accounting change	(4,713)	—	—	—	(4,713)	—

Net income	35,283	132,259	135,056	(8,643)	163,838	123,616

■ ALL OTHER
During the fiscal year ended March 31, 2006, sales within All Other were comprised mainly of sales from SMEJ, a Japanese domestic recorded music business; SMEI’s music publishing business; SCN, an Internet-related service business subsidiary operating mainly in Japan; a retailer of imported general merchandise in Japan; an in-house facilities management business in Japan; and an advertising agency business in Japan. Results for the first four months of the previous fiscal year in All Other incorporated the results for SMEI’s recorded music business, which, as noted above, was combined with Bertelsmann AG’s recorded music business to form the SONY BMG joint venture which is accounted for by the equity method.
     Sales for the fiscal year ended March 31, 2006 decreased by ¥51.0 billion, or 11.1%, to ¥408.9 billion, compared with the previous fiscal year. Of total segment sales, 80% were sales to outside customers. In terms of profit performance, operating income for All Other increased for the fiscal year from ¥4.2 billion to ¥16.2 billion.
     During the fiscal year, the sales decrease within All Other reflects the fact that, as noted above, the results for the first four months of the previous fiscal year in All Other incorporated the results for SMEI’s recorded music business.
     Sales at SMEJ were relatively unchanged compared with the previous fiscal year. Best selling albums during the fiscal year included Ken Hirai 10th Anniversary Complete Single Collection ’95–’05 “Uta Baka” by Ken Hirai, NATURAL by ORANGE RANGE and BEST by Mika Nakashima.
     Excluding sales recorded within Sony’s music business, there was an increase in sales within All Other. This increase was mainly due to strong sales at a business engaged in the production and marketing of animation products, favorable sales both at SCN and its subsidiaries, as well as an increase in sales recorded at an imported general merchandise retail business.
     Regarding profit performance within All Other, operating income of ¥16.2 billion was recorded, an ¥12.0 billion increase compared to the ¥4.2 billion of operating income recorded in the previous fiscal year. This increase was mainly the result of the fact that the results for SMEI’s recorded music business, which recorded an operating loss in the previous fiscal year, are now recorded as part of the results of the SONY BMG joint venture, and the continued strong performance at SMEJ, where operating income increased approximately 40% compared to the previous fiscal year mainly due to an improvement in the cost of sales ratio and the recording of a net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund.

     Excluding the operating income recorded in the music business, a loss was recorded within All Other mainly as the result of an asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex. This was offset to some extent by cost reductions at network-related businesses within Sony Corporation.
     In June 2006, Sony Corporation transferred 51% stock of StylingLife Holdings Inc., a holding company covering six retail companies within Sony previously included within All Other, to a wholly-owned subsidiary of Nikko Principal Investments Japan Ltd. As a result of this transaction, Sony recognized a ¥18.0 billion gain on change in interest in subsidiaries and equity investees during the first quarter of the fiscal year ending March 31, 2007.
Sales and operating income (loss)
in All Other
*Years ended March 31
FOREIGN EXCHANGE FLUCTUATIONS AND RISK HEDGING
During the fiscal year ended March 31, 2006, the average value of the yen was ¥112.3 against the U.S. dollar, and ¥136.3 against the Euro, which was 5.1% lower against the U.S. dollar and 2.0% lower against the Euro, respectively, compared with the average of the previous fiscal year. Operating results on a local currency basis described in “Overview” and “Operating Performance” show results of sales and operating revenue and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2006, as if the value of the yen had remained constant.
     In the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of SPE (a U.S.-based operation that has worldwide subsidiaries).
     Therefore, analysis and discussion of certain portions of the operating results of SPE are specified as being on “a U.S. dollar basis.” Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony’s consolidated financial statements and do not conform with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.
     Sony’s consolidated results are subject to foreign currency rate fluctuations mainly derived from the fact that the countries where manufacturing takes place may be different from those where such products are sold. In order to reduce the risk caused by such fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies.
     Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycle for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the

Financial Services segment utilized for portfolio investments and Asset Liability Management (“ALM”).
     To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.
     Changes in the fair value of derivatives designated as cash flow hedges, including foreign exchange forward contracts and foreign currency option contracts, are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in Other Income and Expenses. The notional amounts of foreign exchange forward contracts, currency option contracts purchased and currency option contracts written as of March 31, 2006 were ¥1,489.2 billion, ¥457.4 billion and ¥163.7 billion, respectively.
ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY
ASSETS
Total assets on March 31, 2006 increased by ¥1,108.7 billion, or 11.7%, to ¥10,607.8 billion, compared with the previous fiscal year-end. Total assets on March 31, 2006 in all segments excluding the Financial Services segment increased by ¥364.4 billion, or 6.0%, to ¥6,392.3 billion and total assets on March 31, 2006 in the Financial Services segment increased by ¥680.1 billion, or 17.5%, to ¥4,565.6 billion, compared with the previous fiscal year-end. Total assets on March 31, 2006 in all segments excluding the Financial Services segment would have increased by approximately 2% compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2006 as it was on March 31, 2005.
■ CURRENT ASSETS
Current assets on March 31, 2006 increased by ¥213.4 billion, or 6.0%, to ¥3,769.5 billion compared with the previous fiscal year-end. Current assets on March 31, 2006 in all segments excluding the Financial Services segment increased by ¥363.7 billion, or 14.0%, to ¥2,956.5 billion.
Cash and cash equivalents on March 31, 2006 in all segments excluding the Financial Services segment increased ¥65.7 billion, or 12.6%, to ¥585.5 billion compared with the previous fiscal year-end. This is primarily a result of an increase in cash equivalents in association with the issuance of straight bonds carried out by Sony Corporation and the initial public offering of SCN.
     Notes and accounts receivable, trade (net of allowance for doubtful accounts and sales returns) on March 31, 2006 excluding the Financial Services segment increased ¥21.0 billion, or 2.2%, compared with the previous fiscal year-end to ¥973.7 billion.
     Inventories on March 31, 2006 increased by ¥173.4 billion, or 27.5%, to ¥804.7 billion compared with the previous fiscal year-end. This increase was primarily a result of both increased semiconductor inventory, primarily for use in PS3, and LCD television inventory in the Electronics segment and increased inventory in the Game segment resulting from the world-wide full-scale introduction of the PSP platform. The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and previous fiscal year) was 1.67 months compared to 1.56 months at the end of the previous fiscal year. Sony considers this level of inventory to be appropriate in the aggregate.
     Current assets on March 31, 2006 in the Financial Services segment decreased by ¥138.7 billion, or 14.0%, to ¥851.5 billion, compared with the previous fiscal year-end. This decrease was primarily attributable to the fact that cash and cash equivalents were utilized for investments and advances.
■ INVESTMENTS AND ADVANCES
Investments and advances on March 31, 2006 increased by ¥774.2 billion, or 28.2%, to ¥3,519.9 billion, compared with the previous fiscal year-end.
     Investments and advances on March 31, 2006 in all segments excluding the Financial Services segment increased by ¥31.6 billion, or 7.1%, to ¥477.1 billion. This was primarily a result of an increase in investments and advances towards affiliated companies such as MGM Holdings.
     Investments and advances on March 31, 2006 in the Financial Services segment increased by ¥749.8 billion, or 31.5%, to ¥3,128.7 billion, compared with the previous fiscal year-end. This increase was primarily due to investments mainly in Japanese fixed income securities resulting from an increase in insurance premiums at Sony Life, and an increase in mortgage loans at Sony Bank.
     Also see “Investments” below.

■  PROPERTY, PLANT AND EQUIPMENT (AFTER DEDUCTION OF ACCUMULATED DEPRECIATION)
Property, plant and equipment on March 31, 2006 increased by ¥16.1 billion, or 1.2%, to ¥1,388.5 billion, compared with the previous fiscal year-end.
     Property, plant and equipment on March 31, 2006 in all segments excluding the Financial Services segment increased by ¥17.3 billion, or 1.3%, to ¥1,351.1 billion, compared with the previous fiscal year-end.
     Capital expenditures (part of the increase in property, plant and equipment) for the fiscal year ended March 31, 2006 increased by ¥27.5 billion, or 7.7%, to ¥384.3 billion compared with the previous fiscal year. Capital expenditures in the Electronics segment increased by ¥17.5 billion, or 5.6%, to ¥328.6 billion but decreased in the Game segment by ¥10.4 billion, or 55.3%, to ¥8.4 billion. Capital expenditures in the semiconductor businesses within the Electronics segment, including capital expenditures related to the Cell microprocessor, amounted to ¥140.0 billion. Capital expenditures in the Pictures segment increased by ¥4.3 billion, or 73.8%, to ¥10.1 billion. In All Other, which includes Sony’s consolidated music business, ¥4.2 billion of capital expenditures were recorded, compared to the ¥9.0 billion of capital expenditures recorded in the previous fiscal year.
     Property, plant and equipment on March 31, 2006 in the Financial Services segment decreased by ¥1.1 billion, or 2.9%, to ¥37.4 billion compared with the previous fiscal year-end. Capital expenditures in the Financial Services segment increased by ¥0.6 billion, or 15.9%, to ¥4.5 billion.
■ OTHER ASSETS
Other assets on March 31, 2006 increased by ¥23.5 billion, or 1.5%, to ¥1,569.4 billion, compared with the previous fiscal year-end.
     Other assets on March 31, 2006 in all segments excluding the Financial Services segment decreased by ¥129.6 billion to ¥1,059.8 billion.
     Deferred tax assets on March 31, 2006 decreased by ¥61.6 billion, or 25.6%, to ¥178.8 billion compared with the previous fiscal year-end. This was due to the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of Sony’s Japanese domestic and overseas consolidated subsidiaries, mainly within the Electronics segment due to continued losses recorded at these businesses.
     Other assets in the Financial Services segment on March 31, 2006 increased by ¥70.2 billion, or 14.7%, to ¥548.0 billion compared with the previous fiscal year-end.
LIABILITIES
Total current and long-term liabilities on March 31, 2006 increased by ¥761.9 billion, or 11.5%, to ¥7,366.8 billion compared with the previous fiscal year-end. Total current and long-term liabilities on March 31, 2006 in all segments excluding the Financial Services segment increased by ¥185.5 billion, or 5.5%, to ¥3,551.9 billion. Total current and long-term liabilities in the Financial Services segment on March 31, 2006 increased by ¥512.3 billion, or 14.8%, to ¥3,977.6 billion, compared with the previous fiscal year-end. Total current and long-term liabilities on March 31, 2006 in all segments excluding the Financial Services segment would have increased by approximately 2% compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2006 as it was on March 31, 2005.
■ CURRENT LIABILITIES
Current liabilities on March 31, 2006 increased by ¥390.9 billion, or 13.9%, to ¥3,200.2 billion compared with the previous fiscal year-end. Current liabilities on March 31, 2006 in all segments excluding the Financial Services segment increased by ¥191.8 billion, or 9.0%, to ¥2,329.3 billion.
     Short-term borrowings and current portion of long-term debt on March 31, 2006 in all segments excluding the Financial Services segment increased ¥21.1 billion, or 10.3%, to ¥225.1 billion compared with the previous fiscal year-end. This was principally a result of an increase in the current portion of long-term debt.
     Notes and accounts payable, trade on March 31, 2006 in all segments excluding the Financial Services segment increased by ¥3.1 billion, or 0.4%, to ¥804.4 billion compared with the previous fiscal year-end.
     Current liabilities on March 31, 2006 in the Financial Services segment increased by ¥209.7 billion, or 29.6%, to ¥918.3 billion, mainly due to an increase in short-term borrowing and an increase in deposits from customers at Sony Bank.
■ LONG-TERM LIABILITIES
Long-term liabilities on March 31, 2006 increased by ¥371.0 billion, or 9.8%, to ¥4,166.6 billion compared with the previous fiscal year-end.
     Long-term liabilities on March 31, 2006 in all segments excluding the Financial Services segment decreased by ¥6.3 billion, or 0.5%, to ¥1,222.6 billion. In addition, Long-term debt on March 31, 2006 in all segments excluding the Financial Services segment increased ¥74.0 billion, or 11.8%, to ¥701.4 billion.

     Long-term debt increased primarily due to the issuance of straight bonds in order to redeem bonds maturing during the fiscal years ending March 31, 2006 and March 31, 2007. Long-term liabilities decreased as accrued pension and severance costs decreased by ¥169.3 billion, or 50.1%, to ¥168.8 billion, principally as a result of the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund.
     Long-term liabilities on March 31, 2006 in the Financial Services segment increased by ¥302.6 billion, or 11.0%, to ¥3,059.3 billion. This was due to an increase in insurance-in-force in the life insurance business which resulted in an increase in future insurance policy benefits and other of ¥280.0 billion, or 11.4%, to ¥2,744.3 billion.
■ TOTAL INTEREST-BEARING DEBT
Total interest-bearing debt on March 31, 2006 increased by ¥192.0 billion, or 21.1%, to ¥1,101.2 billion, compared with the previous fiscal year-end. Total interest-bearing debt on March 31, 2006 in all segments excluding the Financial Services segment increased by ¥95.1 billion, or 11.4%, to ¥926.5 billion.
Interest-bearing liabilities
    *As of March 31
STOCKHOLDERS’ EQUITY
Stockholders’ equity on March 31, 2006 increased by ¥333.5 billion, or 11.6%, to ¥3,203.9 billion compared with the previous fiscal year-end. Retained earnings increased ¥96.6 billion compared with the previous fiscal year-end, and accumulated other comprehensive income (net of tax) was ¥156.4 billion. This was primarily due to comprehensive income of ¥140.5 billion arising from foreign currency translation adjustments in current fiscal year due to the depreciation of the yen against the U.S. dollar, partially offset by the recording of a change in accumulated other comprehensive income of ¥38.1 billion arising from unrealized gains on securities in the current fiscal year. The ratio of stockholders’ equity to total assets remained unchanged at 30.2% compared to the previous fiscal year-end.

Stockholders’ equity and	Stockholders’ equity per share
stockholders’ equity ratio	of common stock

*As of March 31

*As of March 31

CONDENSED BALANCE SHEETS SEPARATING OUT THE
FINANCIAL SERVICES SEGMENT (UNAUDITED)
The following schedule shows an unaudited condensed balance sheet for the Financial Services segment and all other segments excluding Financial Services as well as the condensed consolidated balance sheet. This presentation is not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.
Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

CONDENSED BALANCE SHEETS SEPARATING OUT THE FINANCIAL SERVICES SEGMENT (UNAUDITED)	Yen in millions

			Sony without
	Financial Services		Financial Services		Consolidated
Years ended March 31	2005	2006	2005	2006	2005	2006

Assets
Current assets	990,191	851,454	2,592,849	2,956,522	3,556,171	3,769,524

Cash and cash equivalents	259,371	117,630	519,732	585,468	779,103	703,098
Marketable securities	456,130	532,895	4,072	4,073	460,202	536,968
Notes and accounts receivable, trade	77,023	17,236	952,692	973,675	1,025,362	985,508
Other	197,667	183,693	1,116,353	1,393,306	1,291,504	1,543,950
Film costs	—	—	278,961	360,372	278,961	360,372

Investments and advances	2,378,966	3,128,748	445,446	477,089	2,745,689	3,519,907

Investments in Financial Services, at cost	—	—	187,400	187,400	—	—

Property, plant and equipment	38,551	37,422	1,333,848	1,351,125	1,372,399	1,388,547

Other assets	477,809	547,983	1,189,398	1,059,786	1,545,880	1,569,403

Deferred insurance acquisition costs	374,805	383,156	—	—	374,805	383,156
Other	103,004	164,827	1,189,398	1,059,786	1,171,075	1,186,247

	3,885,517	4,565,607	6,027,902	6,392,294	9,499,100	10,607,753

Liabilities and stockholders’ equity
Current liabilities	708,613	918,338	2,137,480	2,329,285	2,809,368	3,200,228

Short-term borrowings	45,358	136,723	204,027	225,082	230,266	336,321
Notes and accounts payable, trade	7,099	11,707	801,252	804,394	806,044	813,332
Deposits from customers in the banking business	546,718	599,952	—	—	546,718	599,952
Other	109,438	169,956	1,132,201	1,299,809	1,226,340	1,450,623
Long-term liabilities	2,756,679	3,059,251	1,228,927	1,222,597	3,795,547	4,166,572

Long-term debt	135,750	128,097	627,367	701,372	678,992	764,898
Accrued pension and severance costs	14,362	13,479	338,040	168,768	352,402	182,247
Future insurance policy benefits and other	2,464,295	2,744,321	—	—	2,464,295	2,744,321
Other	142,272	173,354	263,520	352,457	299,858	475,106

Minority interest in consolidated subsidiaries	5,476	4,089	18,471	32,623	23,847	37,101

Stockholders’ equity	414,749	583,929	2,643,024	2,807,789	2,870,338	3,203,852

	3,885,517	4,565,607	6,027,902	6,392,294	9,499,100	10,607,753
INVESTMENTS
Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of issuer’s credit condition, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

     In evaluating the factors for available-for-sale securities with readily determinable fair values, management presumes a decline in value to be other-than-temporary if the fair value of the security is 20% or more below its original cost for an extended period of time (generally a period of up to six to twelve months). The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20% or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.
     The assessment of whether a decline in the value of an investment is other-than-temporary is often judgmental in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that Sony currently believes to be temporary may be determined to be other-than-temporary in the future based on Sony’s evaluation of additional information such as continued poor operating results, future broad declines in value of worldwide equity markets and the effect of world wide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized into income in future periods.

     The following table contains available for sale and held to maturity securities, breaking out the unrealized gains and losses by investment category:
Yen in millions

		Unrealized	Unrealized	Fair market
March 31, 2006	Cost	gain	loss	value

Financial Services Business:
Available for sale
Debt securities
Sony Life	2,062,410	10,702	(15,122)	2,057,990
Other	453,926	6,285	(7,561)	452,650
Equity securities
Sony Life	155,878	112,230	(1,137)	266,971
Other	9,323	4,176	(33)	13,466
Held to maturity
Debt securities
Sony Life	—	—	—	—
Other	33,189	132	(221)	33,100

Total Financial Services	2,714,726	133,525	(24,074)	2,824,177

Non-Financial Services:
Available for sale securities	68,406	55,549	(546)	123,409
Held to maturity securities	4	—	—	4

Total Non-Financial Services	68,410	55,549	(546)	123,413

Consolidated	2,783,136	189,074	(24,620)	2,947,590
     The most significant portion of these unrealized losses relate to investments held by Sony Life. Sony Life principally invests in debt securities in various industries. Most securities were rated “BBB” or better by Standard & Poor’s, Moody’s or others. As of March 31, 2006, Sony Life had debt and equity securities which had gross unrealized losses of ¥15.1 billion and ¥1.1 billion, respectively. Of the unrealized loss amounts recorded by Sony Life, less than 1% relate to securities being in an unrealized loss position of greater than 12 months. These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position. In addition, there was no individual security with unrealized losses that met the test discussed above for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature.

The percentage of non-investment grade securities held by Sony Life represents approximately 1% of Sony Life’s total investment portfolio, while the percentage of unrealized losses that relate to those non-investment grade securities was approximately 2% of Sony Life’s total unrealized losses as of March 31, 2006.
     For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2006 (¥15.1 billion), maturity dates vary as follows:

■ Within 1 year	5%
■ 1 to 5 years	44%
■ 5 to 10 years	50%
     Sony also maintains long-term investment securities issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2006 was ¥59.6 billion. A non-public equity investment is valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.
     For the fiscal years ended March 31, 2004, 2005 and 2006, total impairment losses were ¥16.7 billion, ¥4.2 billion and ¥4.0 billion of which ¥0.2 billion, ¥0.5 billion and ¥0.2 billion, respectively, were recorded by Sony Life in Financial Services revenue (refer to “Financial Services” under “Operating Performance by Business Segment” for the fiscal years ended March 31, 2006 and March 31, 2005). Impairment losses other than at Sony Life in each of the three fiscal years were reflected in non-operating expenses and primarily relate to the certain strategic investments in non-financial services businesses. These investments primarily relate to the certain strategic investments in Japan, the U.S. and Europe with which Sony has strategic relationships for the purposes of developing and marketing new technologies. The impairment losses were recorded for each of the three fiscal years as these companies failed to successfully develop and market such technology, the operating performance of the companies was more unfavorable than previously expected and the decline in fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony, except for the devaluation of securities explained in “Other Income and Expenses” for the fiscal years ended March 31, 2004.
     Upon determination that the value of an investment is impaired, the value of the investment is written down to its fair value. For publicly traded investments, fair value is determined by the closing stock price as of the date on which the impairment determination is made. For non-public investments, fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies. The impairment losses that were recorded in each of the three years related to the unique facts and circumstances of each individual investment and did not significantly impact other investments.
     Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 82% and 16% of the investments of the Financial Services segment, respectively.
     Sony Life’s fundamental investment policy is to build an investment portfolio capable of ensuring stable mid- to long-term returns through the efficient investment of funds, taking into account both expected returns and investment risks and responding flexibly to changes in financial conditions and the investment environment, while maintaining a sound asset base. Moreover, as its fundamental stance towards Asset Liability Management (“ALM”), a method of managing interest rate fluctuation risk through the comprehensive identification of differences in duration and cash flows between assets and liabilities, Sony Life takes the distinct characteristics of liability into account in order to control price fluctuation risks and establish a portfolio that ensures a certain level of returns. Sony Life adjusts its investing style depending on changes in the investment environment, in the first half of the fiscal year ended March 31, 2006, when stock prices in Japan remained low, Sony Life invested mainly in convertible bonds, while in the second half of the fiscal year ended March 31, 2006, when interest rates in Japan started to trend upward, Sony Life invested mainly in long-term Japanese government bonds.
     Sony Bank operates using a similar basic investment policy as Sony Life, taking expected returns and investment risks into account in order to disperse associated risks, and structuring its asset portfolio to ensure steady returns from investments. In addition, Sony Bank is careful to match the duration of its asset portfolio with the duration of liabilities resulting from customer deposits, in order to ensure that significant discrepancies do not occur. Government bonds and corporate bonds in yen or other currencies constitute a majority of Sony Bank’s current portfolio. To safeguard its assets Sony Bank does not invest in equity securities but invests in various types of government and corporate bonds in many countries, companies and industries, to diversify associated risks. With respect to loans, Sony Bank mainly offers housing loans to individuals and does not have any corporate loan exposure.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENT LIABILITIES
The following table summarizes Sony’s contractual obligations and major commitments as of March 31, 2006. References to Note below represents a particular note within the Notes to Consolidated Financial Statements:
Yen in millions

	Payments due by period
		Less than
	Total	1 year	1 to 3 years	3 to 5 years	After 5 years

Contractual Obligations and Major Commitments:*
Long-term debt (Note 12)
Capital lease obligations (Notes 9 and 12)	38,280	16,966	12,642	4,342	4,330
Other long-term debt (Note 12)	920,173	176,589	306,063	172,851	264,670
Minimum rental payments required under operating leases (Note 9)	195,537	47,500	61,244	27,861	58,932
Purchase commitments for property, plant and equipment and other assets (Note 24)	69,286	65,135	4,124	27	—
Expected cost for the production or purchase of films and television programming or certain rights (Note 24)	76,736	50,578	25,926	213	19
Partnership program contract with Fédération Internationale de Football Association (Note 24)	34,639	3,875	7,750	8,660	14,354

*	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2006 discussed below as such amount is not currently determinable. Sony expects to contribute approximately ¥33.0 billion to the Japanese pension plans and approximately ¥6.0 billion to the foreign pension plans during the fiscal year ending March 31, 2007 (Note 15).
*	The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table or the amount of commitments outstanding at March 31, 2006 discussed below as it is not foreseeable how many loans will be executed. The total unused portion of the line of credit extended under these contracts was ¥326.7 billion as of March 31, 2006 (Note 24).
*	The 5 year Revolving Credit Agreement with Sony BMG, which matures on August 5, 2009 and provides for a base commitment of $300 million and additional incremental borrowings of up to $150 million, is not included in the above table or the amount of commitments outstanding at March 31, 2006 discussed below as such amount is not currently determinable. Sony’s outstanding commitment under this Credit Agreement as of March 31, 2006 was ¥26.3 billion (Note 24).
     The total amount of commitments outstanding at March 31, 2006 was ¥285.8 billion (Refer to Note 24 of Notes to Consolidated Financial Statements). The commitments include major purchase obligations as shown above.
     In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2006, such commitments outstanding were ¥69.3 billion.
     A subsidiary in the Pictures segment has committed to fund a portion of the production cost of completed films and is responsible for all distribution and marketing expenses relating to these films under a distribution agreement with a third party. Further, certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. As of March 31, 2006, the total amount of the expected cost for the production or purchase of films and television programming or certain rights under the above commitments was ¥76.7 billion.
     Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events from 2007 to 2014. As of March 31, 2006, Sony Corporation was committed to make payments under such contract of ¥34.6 billion.
     In order to fulfill its commitments, Sony will use cash generated by its operating activities, intra-group loans and borrowings from subsidiaries with excess funds to subsidiaries that are short of funds through its finance subsidiaries, and raise funds from the global capital markets and from banks when necessary.
     The following table summarizes Sony’s contingent liabilities as of March 31, 2006.
Yen in millions

Total amounts of
contingent liabilities

Contingent Liabilities (Note 24):
Loan guarantees to related parties	9,325
Other	11,747

Total contingent liabilities	21,072
OFF-BALANCE SHEET ARRANGEMENTS
Sony has several off-balance sheet arrangements to provide liquidity, capital resources and/or credit risk support.
     During the fiscal year ended March 31, 2005, Sony entered into new accounts receivable sales programs that provide for the accelerated receipt of up to ¥47.5 billion of eligible trade accounts receivable of Sony Corporation. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. These transactions are accounted for as a sale in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these transactions are excluded from receivables in the accompanying consolidated balance sheet. The initial sale of these receivables was in March 2005, and Sony sold a total of ¥10.0 billion for the fiscal year ended March 31, 2005. Sony sold a total of ¥146.2 billion of receivables during the fiscal year ended March 31, 2006. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs regarding collection of the sold receivables are insignificant.
     Through May 2005, Sony had set up an accounts receivable securitization program in the United States that provided for the accelerated receipt of up to $500 million of cash on eligible trade accounts receivable of Sony’s U.S. electronics subsidiary. Through this program, Sony could securitize and sell a percentage of an undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. These securitization transactions were accounted for as a sale in accordance with FAS No. 140, because Sony had relinquished control of the receivables. Accordingly, accounts receivable sold under these transactions were excluded from receivables in the accompanying consolidated balance sheet. During the period from April 2004 to January 2005, Sony sold a total of ¥80.3 billion of accounts receivable under this program. There were no outstanding amounts due at March 31, 2005 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant. This program was terminated in May 2005.
     Refer to Note 7 of Notes to Consolidated Financial Statements for more information on the accounts receivable securitization.
     In addition, a subsidiary in the Picture segment entered into a production/co-financing agreement with a Variable Interest Entity (“VIE”) on December 30, 2005, to co-finance 11 films scheduled to be released over the following 15 months. The subsidiary is not the primary beneficiary of the VIE and therefore does not consolidate the results of VIE. Under the production/co-financing agreement, the subsidiary will receive approximately $400 million over the term of the agreement. The subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs. As of March 31, 2006, only one co-financed film has been released by the subsidiary. The subsidiary did not make any equity investment in the VIE nor does it issue any guarantees with respect to the VIE. In April 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance an additional 11 films scheduled to be released over the following 24 months. The subsidiary will receive approximately $330 million over the term of the agreement. Similar to the first agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs.
     Sony has, from time to time, entered into various arrangements with VIEs. In several of the arrangements in which Sony holds a significant variable interest, Sony is the primary beneficiary and therefore consolidates these VIEs. These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the implementation of a stock option plan for Japanese employees and the U.S.-based music publishing business. The assets and liabilities associated with certain of these arrangements previously qualified for off-balance sheet treatment. In addition, Sony holds a significant variable interest in VIEs in which Sony is not the primary beneficiary and therefore does not consolidate. These VIEs include the film production/co-financing arrangements noted above.
CASH FLOWS
(The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005)
     Operating Activities: During the fiscal year ended March 31, 2006, Sony generated ¥399.9 billion of net cash from operating activities, a decrease of ¥247.1 billion, or 38.2% compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment generated ¥252.0 billion of net cash from operating activities, a decrease of ¥233.5 billion, or 48.1%, compared with the previous fiscal year, and the Financial Services segment generated ¥147.1 billion of net cash from operating activities, a decrease of ¥20.9 billion, or 12.5%, compared with the previous fiscal year.
     During the fiscal year, there was a positive impact on operating cash flow mainly from the effect of the profit contribution from the Financial Services segment, and after taking account of depreciation and amortization, as well as the effect of the loss on sale, disposal or impairment of assets, net. However, primarily offsetting these contributions was an increase in inventory, particularly within the Electronics and Game segments, the effect of the non-cash net gain on the transfer to the Japanese Government of the substitutional portion of the employee pension fund, an increase in deferred acquisition costs within the Financial Services segment and effect of the gain on change in interest in subsidiaries and equity investees.
     Compared with the previous fiscal year, net cash provided by operating activities decreased mainly as a result of taking into account the lower net income recorded during the fiscal year as compared to the previous fiscal year, and, as noted above, the increase in inventory during the fiscal year compared with the previous fiscal year, the effect of the gain on the transfer to the Japanese Government of the substitutional portion of the employee pension fund, and of the gain on change in interest in subsidiaries and equity investees.
     Investing Activities: During the fiscal year, Sony used ¥871.3 billion of net cash in investing activities, an decrease of ¥59.9 billion, or 6.4%, compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment used ¥296.4 billion of net cash in investing activities, an decrease of ¥175.7 billion, or 37.2%, compared with the previous fiscal year, and the Financial Services segment used ¥563.8 billion in net cash, an increase of ¥142.4 billion, or 33.8%. During the fiscal year, purchases of fixed assets (capital expenditures) were made, primarily due to proactive capital expenditures in semiconductors mainly within the Electronics segment, mostly associated with image sensors.
     Within the Financial Services segment, payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities resulting from an increase in insurance premiums at Sony Life, and an increase in the outstanding balance of mortgage loans at Sony Bank.
     Compared with the previous fiscal year, net cash used in investing activities decreased, due primarily to the fact that in the previous fiscal year, investments were carried out principally in relation to S-LCD and in semiconductor fabrication equipment, particularly investments associated with the advanced microprocessor Cell. On the other hand, within the Financial Services segment, net cash used in investing activities increased due to an increase in investments and advances compared to the previous fiscal year.
     In all segments excluding the Financial Services segment, the difference between cash generated from operating activities and cash used in investing activities was a use of cash of ¥44.4 billion, as compared to the ¥13.3 billion of cash generated in the previous fiscal year.
     Financing Activities: During the fiscal year ended March 31, 2006, ¥359.9 billion of net cash was provided by financing activities. Of the total, ¥74.6 billion of net cash was generated from financing activities in all segments excluding the Financial Services segment compared to a use of net cash in the previous fiscal year of ¥95.4 billion. This was a result of straight bonds issued in order to redeem bonds maturing during the fiscal years ended March 31, 2006 and March 31, 2007.
     In the Financial Services segment, as a result of an increase in policyholder accounts at Sony Life, and an increase in deposits from customers, as well as call loan borrowings carried out at Sony Bank, ¥274.9 billion of net cash was generated by financing activities.
     Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year decreased by ¥76.0 billion, or 9.8%, to ¥703.1 billion, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment increased by ¥65.7 billion, or 12.6%, to ¥585.5 billion, and for the Financial Services segment, decreased by ¥141.7 billion, or 54.6%, to ¥117.6 billion, compared with the end of the previous fiscal year.
Cash flows
    *Years ended March 31
CONDENSED STATEMENTS OF CASH FLOWS
SEPARATING OUT THE FINANCIAL SERVICES SEGMENT
(UNAUDITED)
The following schedule shows unaudited condensed statements of cash flow for the Financial Services segment and all other segments excluding the Financial Services segment as well as condensed consolidated statements of cash flow. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial
Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

CONDENSED STATEMENTS OF CASH FLOWS	Yen in millions

			Sony without
	Financial Services		Financial Services		Consolidated
Years ended March 31	2005	2006	2005	2006	2005	2006

Net cash provided by operating activities	168,078	147,149	485,439	251,975	646,997	399,858

Net cash used in investing activities	(421,384)	(563,753)	(472,119)	(296,376)	(931,172)	(871,264)

Net cash provided by (used in) financing activities	256,361	274,863	(95,373)	74,600	205,177	359,864

Effect of exchange rate changes on cash and cash equivalents	—	—	8,890	35,537	8,890	35,537

Net increase (decrease) in cash and cash equivalents	3,055	(141,741)	(73,163)	65,736	(70,108)	(76,005)

Cash and cash equivalents at beginning of the fiscal year	256,316	259,371	592,895	519,732	849,211	779,103

Cash and cash equivalents at end of the fiscal year	259,371	117,630	519,732	585,468	779,103	703,098
LIQUIDITY AND CAPITAL RESOURCES
Sony’s financial policy is to secure adequate liquidity, to ensure the smooth financing of its operations and to maintain the strength of its balance sheet.
     Sony intends to continue both structural reform and various investments for future growth. Sony believes that it can maintain sufficient liquidity and financial flexibility to satisfy its various capital needs, including funding requirements that arise from its business strategy, working capital needs, repayment of existing debt, payment of dividends and all its other capital needs, through cash flows and cash and cash equivalents, its ability to procure necessary funds from the financial and capital markets, its commitment lines with banks, and other means.

Depreciation and amortization	Capital expenditures
(additions to property,
plant and equipment)

* Years ended March 31	*Years ended March 31
* Including amortization
   expenses for intangible assets
   and for deferred insurance
   acquisition costs
MARKET ACCESS
Sony Corporation and SGTS, a finance subsidiary in the U.K., procure funds from the financial and capital markets.
     In order to meet long-term funding requirements, Sony Corporation utilizes its access to global equity and bond markets. During the fiscal year ended March 31, 2006, based on a bond shelf registration filed in Japan, Sony issued three series of straight bonds totaling ¥120 billion in September 2005 for the purpose of debt redemption, and another three series of straight bonds totaling ¥100 billion in February 2006 for the redemption bonds maturing during the fiscal year ending March 31, 2007, respectively. As the total amount of shelf registrations outstanding decreased after these bond issues, Sony filed a new shelf registration of ¥300 billion in April 2006, which is effective for two years.
     In order to meet the working capital requirements of Sony, SGTS maintains commercial paper (“CP”) programs and a medium-term note (“MTN”) program. SGTS maintains CP programs for the U.S., Euro and Japanese CP markets. As of March 31, 2006, the total amount of these CP programs was ¥1,321.9 billion. During the fiscal year ended March 31, 2006, the largest month-end outstanding balance of CP was ¥111.4 billion in September 2005. There was no outstanding balance of CP as of March 31, 2006.
     SGTS maintains a Euro MTN program of whose amount as of March 31, 2006 was ¥587.1 billion. There was no outstanding balance as of March 31, 2006. Sony Capital Corporation (“SCC”), a Sony finance subsidiary in the U.S., had an outstanding MTN balance of approximately ¥58.7 billion as of March 31, 2006. However, Sony does not intend to utilize SCC’s program for future financing requirements as SCC’s financing function was integrated into that of SGTS.

LIQUIDITY MANAGEMENT
Sony’s working capital needs grow significantly in the third quarter (from October to December) as a result of the general seasonality to Sony’s business. Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as short-term cash flow volatility mentioned above, repayments for debts whose due date fall within a year, and possible downward earnings risk due to changes in the business environment.
     Sony defines its liquidity sources as the amount of cash, cash equivalents (“cash balance”), and committed lines of credit contracted with financial institutions. Regarding its cash balance, Sony’s policy is to maintain more than a certain level of cash balance to absorb any working capital needs daily and monthly. The balance of cash and marketable securities on March 31, 2006, was ¥589.5 billion. A short-term shortage in the cash balance is financed by the issuance of CP. However, Sony controls the outstanding CP amount through internal limits as part of its short-term debt risk management strategy. In the fiscal year ended March 31, 2006, there was no outstanding CP amount.
     As part of its additional liquidity sources, Sony has a total of ¥683.4 billion in committed lines of credit with various financial institutions, of which the unused amount was ¥676.4 billion as of March 31, 2006. Major committed lines of credit include a total of ¥502.6 billion of Global Commitment Facilities contracted with a syndicate of global banks, and a ¥150 billion of committed line of credit contracted with Japanese financial institutions. During the fiscal year ended March 31, 2006, Sony reorganized the total amount and composition of terms to maturity of both facilities. With regards to the Global Commitment Facilities, as of March 31, 2005, Sony had two facilities consisting of a 5-year contract (amount as of March 31, 2005 is ¥459.4 billion, maturity March 2009) and a 364-day contract (amount as of March 31, 2005 is ¥114.9 billion) totaling ¥574.3 billion. During the fiscal year ended March 31, 2006, the 364-day portion was terminated. With regards to the committed line with Japanese financial institutions, as of March 31, 2005, Sony had two facilities consisting of a ¥100 billion 3-year contract and a ¥150 billion 364-day contract, totaling ¥250 billion. During the fiscal year ended March 31, 2006, upon expiry of the 3-year contract, Sony newly entered into a ¥150 billion 3-year contract (maturing in July 2008) while the 364-day contract was terminated. As a result, although the total amount of the facilities has been reduced by ¥185.3 billion compared with the fiscal year ended March 31, 2005, Sony believes it maintains long-term secured and sufficient liquidity. Sony uses these lines for general corporate purposes, including the support of CP programs and for emergency purposes. There are no financial covenants in any of Sony’s material financial agreements that would cause an acceleration of the obligation in the event of a downgrade in Sony’s credit ratings. However, a downgrade in Sony’s credit ratings could increase the cost of borrowings. There are no restrictions on how Sony’s borrowings can be used except that some borrowings may not be used to acquire securities listed on a U.S. exchange or traded over-the-counter in U.S., and use of such borrowings must comply with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.
RATINGS
Sony considers it to be one of management’s top priorities to maintain a stable and appropriate credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain adequate access to sufficient funding resources in the financial and capital markets.
     In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Service (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.
     Sony’s current debt ratings from each agency are noted below:

	Moody’s	S&P	R&I

Long-term debt	A2 (Outlook:	A- (Outlook:	AA- (Outlook:
	Stable)	Stable)	Stable)

Short-term debt	P-1	A-2	a-1+

     S&P downgraded Sony’s long-term debt rating from A to A-and short-term debt rating from A-1 to A-2 in October 2005, R&I downgraded Sony’s long-term debt rating from AA to AA-in November 2005 and Moody’s downgraded Sony’s long-term debt rating from A1 to A2 in December 2005, respectively. Sony’s short-term debt rating from Moody’s and R&I have been unaffected. These downgrades of debt ratings reflected rating agencies’ concern mainly of low profitability in the Electronics segment and the low level of Sony’s cash flows. The outlook after the downgrades of long-term debt ratings from the three agencies is stable. Despite these downgrades of debt ratings, Sony believes its access to the global capital markets and ability to issue CP for its working capital needs have not been restricted.
CASH MANAGEMENT
     Sony is centralizing and working to make more efficient its global cash management activities through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS after having been netted out, although Sony recognizes that fund transfers are limited in certain countries and geographical areas due to restrictions on capital transactions. In order to pursue more efficient cash management, Sony manages uneven cash distribution among its subsidiaries directly or indirectly through SGTS so that Sony can reduce unnecessary cash and cash equivalents as well as borrowings as much as possible.
     The above description covers liquidity and capital resources for consolidated Sony excluding the Financial Services segment which secure liquidity on their own.
FINANCIAL SERVICES SEGMENT
In the Financial Services segment, the management of SFH, Sony Life, Sony Assurance and Sony Bank recognize the importance of securing sufficient liquidity to cover the payment obligations that they take on as a result of their ordinary course of business, and these companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations. Their purpose in doing so is to maintain sufficient cash and cash equivalents and secure sufficient means to pay their obligations. For instance, Sony Life’s cash inflows come mainly from policyholders’ insurance premiums and Sony Life keeps sufficient liquidity in the form of investments primarily in various securities. Sony Bank, on the other hand, uses its cash inflows, which come mainly from customers’ deposits in local or foreign currencies, in order to offer mortgage loans to individuals or to make bond investments, and establish a necessary level of liquidity for the smooth settlement of transactions.
     Sony Life currently obtains ratings from five rating agencies: A+ by S&P for long-term counterparty and insurer financial strength rating, Aa3 by Moody’s for insurance financial strength rating, A+ by AM Best Company Inc. for financial strength rating, and AA by R&I for insurance claims paying ability and AA by the Japan Credit Rating Agency Ltd for ability to pay insurance claims. Sony Bank obtained an A-/A-2 rating from S&P for its long-term/short-term local/foreign currency issuer ratings.
RESEARCH AND DEVELOPMENT
In its mid-term corporate strategy announced on September 22, 2005, Sony stressed that the most pressing issue confronting the company today is the revitalization of its electronics business. The strengthening of the competitiveness of Sony’s technologies and its products is an important element of both the revitalization of the Electronics business and the company’s growth strategy, and Sony considers research and development activities that support this competitiveness will remain pivotal to the company’s mid- to long-term strategy.
     Research and Development is focused in three key domains: a common development platform technology for home and mobile electronics; semiconductor and device technology essential for product differentiation and for creating added-value to products; and software technology.
     Reflecting Sony’s mid-term corporate strategy, in October 2005, the company established the Display Device Development Group, to accelerate the development of organic light-emitting diode (OLED) displays, and the Technology Development Group, to strengthen software development.
     Moreover, Sony continues to strengthen the fundamental research and development structure at three of its corporate laboratories, Information Technology Laboratories (communication and security technologies), Material Laboratories (material and device technologies) and A3 Laboratories (signal processing technologies).
     Research and development costs for the fiscal year ended March 31, 2006 increased ¥29.8 billion, or 5.9%, to ¥531.8 billion, compared with the previous fiscal year. The ratio of research and development costs to net sales (which excludes Financial service revenue and other operating revenue) increased from 7.6% to 7.9%. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment decreased ¥15.2 billion, or 3.5%, to ¥418.1 billion, whereas expenses in the Game segment increased ¥40.2 billion, or 58.7%, to ¥108.7 billion. In the Electronics segment, approximately 64% of expenses were for the development of new product prototypes while the remaining 36% were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. In addition, within the Game segment, there was an increase primarily of hardware-related research and development costs associated with PS3.
DIVIDEND POLICY
Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those investments that ensure future growth and strengthen competitiveness.
     A fiscal year-end cash dividend of ¥12.5 per share of Sony Corporation Common Stock was approved at the Board of Directors meeting held on May 17, 2006 and was paid on June 1, 2006. Sony Corporation has already paid an interim dividend for Common Stock of ¥12.5 per share to each shareholder; accordingly, the total annual cash dividend per share of Common Stock is ¥25.0.
     All shares of shares of Subsidiary Tracking Stock, the economic value of which was intended to be linked with Sony Communication Network Corporation’s economic value, were converted to shares of Sony Common Stock on Thursday, December 1, 2005.
NUMBER OF EMPLOYEES
The number of employees at the end of March 2006 was approximately 158,500, an increase of approximately 7,000 employees from the end of March 2005. Although there was a reduction in employees associated with the implementation of restructuring activities in Japan, the U.S., Europe and Southeast Asia, the total number of employees increased as a result of a significant increase in employees at manufacturing facilities in East Asia.
TREND INFORMATION
This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover and which applies to this entire document.
ISSUES FACING SONY AND MANAGEMENT’S RESPONSE TO THOSE ISSUES
Competition in many of Sony’s business segments continues to intensify and price erosion, especially in the Electronics segment, remains persistent. Competition has intensified due to the penetration of broadband, which has led to an augmentation of network infrastructure, making it easier for companies in other sectors to enter the markets in which Sony competes.
     In response to these challenges, Sony has been undertaking initiatives to improve its competitiveness and strengthen the quality of its management, such as a reduction in the number of business categories and the number of models, a rationalization of manufacturing sites and the creation of a more efficient administrative structure, as well as the sale of non-core assets (See “Restructuring” in “Operating and Financial Review” for more detailed information about restructuring). This plan, developed in consultation with Sony’s stakeholders both inside and outside the company, moved to strengthen Sony’s competitiveness in three core sectors—Electronics, Game and Entertainment—through a balanced mix of restructuring and growth initiatives combined with a new organizational structure. In particular, it is the revitalization of Electronics that management regards as the most pressing issue confronting Sony today. As well as reorganizing its Electronics business to place centralized decision-making authority over key areas under the Electronics CEO, Sony is implementing reorganization initiatives to strengthen horizontal coordination in the key areas of product planning, technology, procurement, manufacturing, and sales and marketing. For Sony’s growth strategy in Electronics, resources will be focused on the development and commercialization of high-definition products, mobile products and advanced semiconductors and other key devices that can further differentiate these products, targeting enhanced competitiveness and improved profitability.
     In addition to this cost-cutting and investment for growth, each of Sony’s business segments grappled with issues specific to that segment. Below is a description of the issues management believes each segment continues to face and an explanation as to how each segment is approaching those issues.
■ ELECTRONICS
Although the Electronics segment continues to hold a very strong position in the worldwide consumer audio visual products market, that position has become increasingly threatened as a result of the entrance of new manufacturers and distributors. These new entrants are threatening Sony’s position due to the industry shift from analog to digital technology. In the analog era, complicated functionality of electronics products was made possible through the combination of several complex parts, and Sony held a competitive advantage in the design and manufacture of those parts as a result of its accumulated expertise. In the digital era, however, complicated functionality has become concentrated on semiconductors and other key digital devices. Since these semiconductors and key devices are able to be mass produced, they have become readily available to new market entrants, and the functionality that once commanded a high premium has become more affordable. This has led to intense price erosion in the consumer audio visual products market. To respond to these challenges, Sony is striving to keep pace with price erosion by reducing its manufacturing and other costs. It is seeking to maintain the premium pricing it enjoys on many of its end-user products by adding functionality to those products and developing new applications and ways of use that appeal to the consumer. In addition, it is taking steps to increase its competitive edge by developing high value-added semiconductors and other digital key devices in-house. By enhancing the in-house production of key devices, Sony aims to incorporate added-value into these key devices.

     In the area of semiconductors, in the fiscal years ended March 31, 2005 and 2006, Sony carried out ¥150 billion and ¥140 billion, respectively, of capital expenditure mainly on system large scale integrations (“LSI”) and CCDs. These totals also include Sony’s investment in semiconductor fabrication equipment built at the 65 nanometer process technology level. Chips that will be manufactured using this equipment will be some of the most highly advanced on the market, and will include system LSI, in particular the Cell microprocessor, for anticipated use in the next generation computer entertainment system, PS3, as well as digital consumer electronics products for the broadband era. Over the last five years, Sony, Sony Computer Entertainment, IBM Corporation (“IBM”) and Toshiba Corporation (“Toshiba”) have carried out joint development focused on 90 and 65 nanometer process technology for utilization in the design and manufacturing of the Cell microprocessor. Moreover, in 2006 Sony Corporation, IBM, and Toshiba concluded a new joint development agreement to begin a new 5-year alliance for the research and development of advanced semiconductor technology.
     In the area of other key devices, S-LCD, Sony’s joint venture with Samsung Electronics Co., Ltd. based in South Korea, started production of 7th generation amorphous TFT LCD panel (glass panel size: approximately 1,870mm x 2,200mm) in April 2005 and since October 2005 has been producing 60,000 sheets a month. In July 2006, S-LCD increased its production capacity to 75,000 panels a month, and further investment has been committed that will raise its production capacity to 90,000 panels at the start of calendar 2007. The total amount of these new investments, to be self-financed by S-LCD, is approximately ¥10 billion and approximately ¥28 billion, respectively.
     In July 2006, Sony and Samsung signed the final contract regarding the manufacturing of 8th generation TFT LCD panels (glass panel size: approximately 2,200mm x 2,500mm) at the S-LCD joint venture. The total amount of the investment is expected to be approximately $1.9 billion (approximately 50% of which will be borne by Sony), targeting a production capacity of 50,000 panels a month from fall 2007.
■ GAME
     In the Game segment, although it is anticipated that the size of the PS2 business, six years into its business cycle after its domestic launch in Japan in March 2000, will begin to contract, SCE will endeavor to maintain a continued high share of the global game console market for both PS2 hardware and software. Furthermore, through the addition of software and hardware system upgrades and new peripherals, which will work in tandem with PSP software to propose new ways of enjoying the handheld, SCE will promote further penetration of the platform. In addition, the new PS3 computer entertainment platform is scheduled to launch in November 2006. Through the provision of an appealing software lineup, SCE will promote the launch of the PS3 platform.
■ PICTURES
In the Pictures segment, Sony faces intense competition, rising advertising and promotion expenses and a growing trend toward digital piracy. In addition, the DVD format is nine years old and is showing signs of maturation. To meet these challenges, Sony is working to distribute a diversified portfolio of motion pictures with broad worldwide appeal on existing and new home entertainment formats, including Blu-ray, and other emerging platforms, including digital download.
■ FINANCIAL SERVICES
In the Financial Services segment, the value of assets accumulated by the businesses in the segment has grown continuously over the past several years, resulting in a large portion (approximately 43%) of Sony’s total assets being accounted for by the Financial Services segment. To strengthen asset management and risk management in parallel with this growing asset value, enhance disclosure of business details, and offer customers integrated financial services tailored to their individual needs, in April 2004 Sony established Sony Financial Holdings Inc., a holding company overseeing Sony Life, Sony Assurance and Sony Bank, with the aim of both increasing the synergies between these businesses and targeting an initial public offering at some point in the fiscal year ending March 31, 2008 or subsequent fiscal year thereafter, as deemed appropriate by Sony after taking into account equity market conditions.
CRITICAL ACCOUNTING POLICIES
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgments and estimates on the part of management in its application. Sony believes that the following represent the critical accounting policies of the company.
■ INVESTMENTS
Sony’s investments are comprised of debt and equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of credit condition of the issuers, sovereign risk, and ability to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.
     In evaluating the factors for available-for-sale securities whose fair values are readily determinable, management presumes a decline in value to be other-than-temporary if the fair value of the security is 20% or more below its original cost for an extended period of time (generally a period of up to six to twelve months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20% or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.
     The assessment of whether a decline in the value of an investment is other-than-temporary often requires management judgment based on evaluation of relevant factors. Those factors include business plans and future cash flows of the issuer of the security, the regulatory, economic or technological environment of the investee, and the general market condition of either the geographic area or the industry in which the investee operates. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that are currently believed to be temporary may determine to be other-than-temporary in the future based on Sony’s evaluation of additional information such as continued poor operating results, future broad declines in value of worldwide equity markets or circumstances in market interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized into income in future periods.
■ IMPAIRMENT OF LONG-LIVED ASSETS
Sony reviews the carrying value of its long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows by product category (e.g. CRT TV display) or entity (e.g. semiconductor manufacturing division in the U.S.). If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values.
     Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.
     In the fiscal year ended March 31, 2004, Sony recorded impairment charges for long-lived assets totaling ¥16.1 billion. It included ¥5.3 billion for the impairment of long-lived assets such as semiconductor and CRT TV display manufacturing equipment to be abandoned or sold in connection with certain restructuring activities in the Electronics segment. It also included ¥3.0 billion for the impairment of long-lived assets in the Music business such as a certain CD manufacturing facility to be abandoned or sold and a recording studio and equipment to be held and used in Japan. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.
     In the fiscal year ended March 31, 2005, Sony recorded impairment charges for long-lived assets totaling ¥19.2 billion. It included ¥7.5 billion for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in Europe in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.
     In the fiscal year ended March 31, 2006, Sony recorded impairment charges for long-lived assets totaling ¥59.8 billion. It included ¥25.5 billion for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in the U.S. in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available. The impairment charge also included ¥8.5 billion for the impairment of long-lived assets of the Metreon, an entertainment complex to be held for sale in the U.S. in connection with restructuring activities of non-core businesses in All Other. The impairment charge was based on the negotiated sales price of the complex.
■ GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill and other intangible assets that are determined to have an indefinite life are not amortized, but are tested for impairment in accordance with FAS No. 142 during the fourth quarter of fiscal year on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (Sony’s operating segments or one level below the operating segments) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Other intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
     Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. During the fourth quarter of the year ended March 31, 2006, Sony performed the annual impairment test for goodwill and recorded an impairment loss of ¥0.5 billion in a reporting unit in All Other. This impairment charge reflected the overall decline in the fair value of a subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flows.
     Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, Sony applied a hypothetical 10% decrease to the fair value of each reporting unit. As of March 31, 2006, a 10% hypothetical decrease to the fair value of each reporting units would not have resulted in a material impairment loss.
■ PENSION BENEFITS COSTS
Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rates of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension costs and pension liabilities. Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized costs and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s pension obligations and future costs.
     Sony’s principal pension plans are its Japanese pension plans. Foreign pension plans are not significant individually with total assets and pension obligations amounting to less than 10% of those of the aggregate of the Japanese pension plans.
     To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 2.2% for its Japanese penson plans as of March 31, 2006. The discount rate was determined by using currently available information about rates of return on high-quality fixed-income investments available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from Bloomberg and credit rating agencies. The 2.2% discount rate represents a 10 basis point decrease from the 2.3% discount rate used for fiscal year ended March 31, 2005. The reduction of the average duration of benefit payments in consideration of amounts and timing of cash outflows for expected benefit payments is mainly due to the fact that more retiring employees selected lump-sum amounts instead of monthly pension payments. For Japanese pension plans, a 10 basis point decrease in the discount rate would increase pension costs by approximately ¥0.8 billion for the fiscal year ending March 31, 2007.
     To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of plan assets. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.2% and 3.5% as of March 31, 2005 and 2006 respectively. The actual gain on pension plan assets for the fiscal year ended March 31, 2006 was 10.6%. Actual results that differ from the expected return on plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2005 and 2006, Sony had unrecognized actuarial losses of ¥322.2 billion and ¥169.9 billion, respectively, including losses related to plan assets. As a result of the transfer to the Japanese government of the substitutional portion, unrecognized actuarial losses related to the substitutional portion was recognized as a settlement loss. Therefore unrecognized actuarial losses were reduced. The unrecognized actuarial losses reflect the overall unfavorable return on investment over the past several years and will result in an increase in pension costs as they are recognized.
     Sony recorded a liability for the unfunded accumulated benefit obligation for Japanese pension plans of ¥128.6 billion and ¥35.8 billion as of March 31, 2005 and 2006, respectively. This liability represents the excess of the accumulated benefit obligation under Sony’s qualified defined benefit pension plans over the fair value of the plans’ assets. This liability was established by a charge to stockholders’ equity, resulting in no impact to the accompanying consolidated statements of income.
     The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Japanese pension plans as of March 31, 2006. As benefit obligation and plan assets decreased due to the transfer to the government of the substitutional portion, the sensitivity also decreased.

CHANGE IN ASSUMPTION	Yen in billions

	Pre-tax	Pension	Equity
	PBO	costs	(net of tax)

25 basis point increase / decrease in discount rate	–/+24.7	–/+2.0	+/–1.2
25 basis point increase / decrease in expected return on assets	–	–/+1.2	+/–0.7

■ DEFERRED TAX ASSET VALUATION
Sony records a valuation allowance to reduce the deferred tax assets to an amount that management believes is more likely than not to be realized. In establishing the appropriate valuation allowance for deferred tax assets (including deferred tax assets on tax loss carry-forwards), all available evidence, both positive and negative, is considered. Information on historical results is supplemented by all currently available information on future years, because realization of deferred tax assets is dependent on whether each tax-filing unit generates sufficient taxable income. The estimates and assumptions used in determining future taxable income are consistent with those used in Sony’s approved forecasts of future operations. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized.
■ FILM ACCOUNTING
An aspect of film accounting that requires the exercise of judgment relates to the process of estimating the total revenues to be received throughout a film’s life cycle. Such estimate of a film’s ultimate revenue is important for two reasons. First, while a film is being produced and the related costs are being capitalized, it is necessary for management to estimate the ultimate revenue, less additional costs to be incurred, including exploitation costs which are expensed as incurred, in order to determine whether the value of a film has been impaired and thus requires an immediate write off of unrecoverable film costs. Second, the amount of film costs recognized as cost of sales for a given film as it is exhibited in various markets throughout its life cycle is based upon the proportion that current period actual revenues bear to the estimated ultimate total revenues.
     Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates based on the actual results to date of each film. For example, a film that has resulted in lower than expected theatrical revenues in its initial weeks of release would generally have its theatrical, home entertainment and television distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period. Since the total film cost to be amortized for a given film is fixed, the estimate of ultimate revenues impacts only the timing of film cost amortization.
■ FUTURE INSURANCE POLICY BENEFITS
Liabilities for future insurance policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from approximately 0.90% to 5.10%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. Generally these assumptions are “locked-in” upon the issuance of new insurance. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s future insurance policy benefits.
RECENTLY ADOPTED ACCOUNTING
STANDARDS

■	ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration
Contracts and for Separate Accounts.” SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5.2 billion for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a ¥4.7 billion charge (net of income taxes of ¥2.7 billion) as a cumulative effect of an accounting change.

■	THE EFFECT OF CONTINGENTLY CONVERTIBLE INSTRUMENTS ON DILUTED EARNINGS PER SHARE
In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” In accordance with Statement of Financial Accounting Standards (‘‘FAS’’) No.128, ‘‘Earnings per Share’’, Sony had not previously included in the computation of diluted earnings per share (‘‘EPS’’) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (‘‘Co-Cos’’) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by ¥7.26 and ¥7.06, respectively, as a result of adopting EITF Issue No. 04-8.
■ CONSOLIDATION OF VARIABLE INTEREST ENTITIES
In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of ¥2.1 billion as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by ¥95.3 billion and ¥98.0 billion, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by ¥1.5 billion.
     Sony subsequently early adopted the provisions of FIN No. 46 R, which replaced FIN No. 46, upon issuance in December 2003. The adoption of FIN No. 46 R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.
■ EXCHANGES OF NONMONETARY ASSETS
In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of Accounting Principle Board Opinion (“APB”) No. 29”. This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement is effective for nonmonetary asset exchanges that have occurred in the fiscal periods beginning after June 15, 2005. Sony adopted FAS No.153 on July 1, 2005. The adoption of FAS No.153 did not have a material impact on Sony’s results of operations and financial position.

■	ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS
In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an Interpretation of FAS No. 143.” FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Sony adopted FIN No. 47 on March 31, 2006. The adoption of FIN No. 47 did not have a material impact on Sony’s results of operations and financial position.

■	DETERMINING WHETHER TO AGGREGATE OPERATING SEGMENTS THAT DO NOT MEET THE QUANTITATIVE THRESHOLDS
In September 2004, the EITF issued EITF Issue No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” EITF Issue No. 04-10 clarifies how an enterprise should evaluate the aggregation criteria in paragraph 17 of FAS No. 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph 19 of FAS No. 131. EITF Issue No. 04-10 is effective for fiscal years ending after September 15, 2005. Sony adopted EITF Issue No. 04-10 during the fiscal year ended March 31, 2006. The adoption of EITF Issue No. 04-10 did not have an impact on Sony’s results of operation and financial position.
RECENT PRONOUNCEMENTS
■ ACCOUNTING FOR STOCK-BASED COMPENSATION
In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony has accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described in Note 2 of Notes to the Consolidated Financial Statements (2) Significant accounting policies—Stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As of March 31,2006, the aggregate value of the unvested stock acquisition rights was ¥4.4 billion. Sony expects the total expenses to be recorded in the future periods will be consistent with the pro forma information shown in Note 2 of Notes to Consolidated Financial Statements (2) Significant accounting policies—Stock-based compensation.
■ INVENTORY COSTS
In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to the costs of conversion be based on the normal capacity of the production facilities. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The adoption of FAS No. 151 is not expected to have a material impact on Sony’s results of operations and financial position.
■ DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The adoption of FAS No. 155 is not expected to have a material impact on Sony’s results of operations and financial position.
■ ACCOUNTING FOR SERVICING OF FINANCIAL ASSETS
In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement shall be effective for fiscal years beginning after September 15, 2006. Sony is currently evaluating the impact of adopting this new pronouncement.
■ ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes”. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Early application of the provisions of this Interpretation is encouraged if financial statements have not been issued, including interim financial statements, in the period this Interpretation is adopted. Sony is currently evaluating the impact of adopting this Interpretation.

Five-Year Summary of Selected Financial Data
Sony Corporation and Consolidated Subsidiaries—Years ended March 31

						Dollars in millions
	Yen in millions					except
	except per share amounts					per share amounts
	2002	2003	2004	2005	2006	2006

FOR THE YEAR
Sales and operating revenue	¥7,578,258	¥7,473,633	¥7,496,391	¥7,159,616	¥7,475,436	$63,893
Operating income	134,631	185,440	98,902	113,919	191,255	1,635
Income before income taxes	92,775	247,621	144,067	157,207	286,329	2,447
Income taxes	65,211	80,831	52,774	16,044	176,515	1,508
Equity in net income (loss) of affiliated companies	(34,472)	(44,690)	1,714	29,039	13,176	113
Net income	15,310	115,519	88,511	163,838	123,616	1,057

Per share data:
Common stock
Net income
— Basic	¥16.72	¥125.74	¥95.97	¥175.90	¥122.58	$1.05
— Diluted	16.67	118.21	87.00	158.07	116.88	1.00
Cash dividends	25.00	25.00	25.00	25.00	25.00	0.21
Number of weighted-average shares for basic per share data (thousands of shares)	918,462	919,706	923,650	931,125	997,781
Subsidiary tracking stock
Net income (loss)
— Basic	(15.87)	(41.98)	(41.80)	17.21	—	—
Number of weighted-average shares for basic per share data (thousands of shares)	3,072	3,072	3,072	3,072	—

Depreciation and amortization*	¥354,135	¥351,925	¥366,269	¥372,865	¥381,843	$3,264
Capital expenditures (additions to property, plant and equipment)	326,734	261,241	378,264	356,818	384,347	3,285
Research and development expenses	433,214	443,128	514,483	502,008	531,795	4,545

AT YEAR-END
Net working capital	¥778,716	¥719,166	¥381,140	¥746,803	¥569,296	$4,866
Stockholders’ equity	2,370,410	2,280,895	2,378,002	2,870,338	3,203,852	27,383
Stockholders’ equity per share attributable to common stock	¥2,570.31	¥2,466.81	¥2,563.67	¥2,872.21	¥3,200.85	$27.36
Total assets	¥8,185,795	¥8,370,545	¥9,090,662	¥9,499,100	¥10,607,753	$90,665

Number of shares issued at year-end (thousands of shares):
Common stock	919,744	922,385	926,418	997,211	1,001,680
Subsidiary tracking stock	3,072	3,072	3,072	3,072	—

*Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Notes:	1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.
	2.	In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a ¥4,713 million charge (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change.
	3.	In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (‘‘FAS’’) No. 128, ‘‘Earnings per Share’’, Sony had not previously included in the computation of diluted earnings per share (‘‘EPS’’) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (‘‘Co-Cos’’) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by ¥7.26 and ¥7.06, respectively, as a result of adopting EITF Issue No. 04-8.
	4.	In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of ¥2,117 million as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by ¥95,255 million and ¥97,950 million, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by ¥1,521 million. Sony subsequently early adopted the provisions of FIN No. 46 R, which replaced FIN No. 46, upon issuance in December 2003. The adoption of FIN No. 46 R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.
	5.	On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133”. As a result, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3,007 million, ¥3,441 million and ¥2,167 million, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income.
	6.	In July 2001, the FASB issued FAS No. 142, “Goodwill and Other Intangible Assets”. Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20,114 million and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18,932 million.

Quarterly Financial and Stock Information
Sony Corporation and Consolidated Subsidiaries—Years ended March 31 (Unaudited)

	Yen in billions except per share amounts
	1st quarter		2nd quarter		3rd quarter		4th quarter
	2005	2006	2005	2006	2005	2006	2005	2006

Sales and operating revenue	¥1,612.1	¥1,559.4	¥1,702.3	¥1,703.0	¥2,148.2	¥2,367.6	¥1,697.0	¥1,845.4
Operating income (loss)	9.8	(15.3)	43.4	65.9	138.2	202.8	(77.4)	(62.2)
Income (loss) before income taxes	6.6	12.9	63.3	95.4	149.2	225.9	(61.9)	(47.9)
Income taxes	(1.8)	12.1	16.2	65.1	7.0	75.7	(5.3)	23.6
Equity in net income (loss) of affiliated companies	20.1	(9.1)	6.1	(2.6)	2.3	19.5	0.5	5.4
Net income (loss)	23.3	(7.3)	53.2	28.5	143.8	168.9	(56.5)	(66.5)

Per share data of common stock
Net income (loss)
— Basic	¥25.10	¥(8.68)	¥57.50	¥28.63	¥155.32	¥169.36	¥(59.40)	¥(66.48)
— Diluted	22.79	(8.68)	51.47	27.32	138.08	161.60	(59.40)	(66.48)

Depreciation and amortization*	¥85.5	¥88.7	¥91.2	¥92.8	¥92.0	¥96.8	¥104.1	¥103.6
Capital expenditures (additions to fixed assets)	88.1	98.0	90.1	87.8	78.7	76.1	100.0	122.4
R&D expenses	123.6	118.4	127.0	131.4	119.4	121.7	132.0	160.4

Tokyo Stock Exchange price per share of common stock**:
High	¥4,670	¥4,390	¥4,160	¥4,060	¥3,970	¥4,880	¥4,400	¥5,860
Low	3,890	3,780	3,590	3,670	3,650	3,710	3,760	4,730

New York Stock Exchange price per American Depositary Share**:
High	$43.66	$40.54	$38.44	$36.70	$38.96	$41.17	$41.47	$50.30
Low	34.08	34.44	32.50	32.45	34.02	31.82	36.34	41.36

*Including amortization expenses for intangible assets and for deferred insurance acquisition costs
**Stock price data are based on daily closing prices.

Notes:	1.	In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a ¥4,713 million charge (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change.
	2.	In July 2004, the EITF issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (‘‘FAS’’) No. 128, ‘‘Earnings per Share’’, Sony had not previously included in the computation of diluted earnings per share (‘‘EPS’’) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (‘‘Co-Cos’’) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by ¥7.26 and ¥7.06, respectively, as a result of adopting EITF Issue No. 04-8.

Segment Information
Sony Corporation and Consolidated Subsidiaries—Years ended March 31
SALES AND OPERATING REVENUE BY BUSINESS SEGMENT*

	Yen in millions			Dollars in millions**
Years ended March 31	2004	2005	2006	2006

Electronics	¥4,858,631	¥4,806,494	¥4,763,555	$40,714
	64.8%	67.1%	63.7%

Game	753,732	702,524	918,251	7,848
	10.1	9.8	12.3

Pictures	756,370	733,677	745,859	6,375
	10.1	10.3	10.0

Financial Services	565,752	537,715	720,566	6,159
	7.5	7.5	9.6

All Other	561,906	379,206	327,205	2,797
	7.5	5.3	4.4

Consolidated total	¥7,496,391	¥7,159,616	¥7,475,436	$63,893

**Sales and operating revenue to customers
**U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.
ELECTRONICS SALES AND OPERATING REVENUE TO CUSTOMERS BY PRODUCT CATEGORY

	Yen in millions			Dollars in millions*
Years ended March 31	2004	2005	2006	2006

Audio	¥675,496	¥571,864	¥536,187	$4,583
	13.9%	11.9%	11.3%

Video	949,320	1,036,328	1,021,325	8,729
	19.6	21.5	21.4

Televisions	884,600	921,195	927,769	7,930
	18.2	19.2	19.5

Information and Communications	878,855	816,150	842,537	7,201
	18.1	17.0	17.7

Semiconductors	253,237	246,314	240,771	2,058
	5.2	5.1	5.0

Components	623,799	619,477	656,768	5,613
	12.8	12.9	13.8

Other	593,324	595,166	538,198	4,600
	12.2	12.4	11.3

Total	¥4,858,631	¥4,806,494	¥4,763,555	$40,714

*U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.

Note:	The above table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management. Effective for the fiscal year ended March 31, 2006, Sony has partly changed its product category configuration. The main change is that the professional-use projector product group has been moved from “Televisions” to “Information and Communications”. Accordingly, sales and operating revenue for the fiscal years ended March 31, 2004 and 2005 have been restated to conform to the presentation for the fiscal year ended March 31, 2006.

SALES AND OPERATING REVENUE BY GEOGRAPHIC INFORMATION

	Yen in millions			Dollars in millions*
Years ended March 31	2004	2005	2006	2006

Japan	¥2,220,747	¥2,100,793	¥2,168,723	$18,536
	29.6%	29.3%	29.0%

U.S.A	2,121,110	1,977,310	1,957,644	16,732
	28.3	27.6	26.2

Europe	1,765,053	1,612,536	1,715,704	14,664
	23.6	22.6	23.0

Other	1,389,481	1,468,977	1,633,365	13,961
	18.5	20.5	21.8

Total	¥7,496,391	¥7,159,616	¥7,475,436	$63,893

*U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.

Note:	Classification of geographic segment information shows sales and operating revenue recognized by location of customers.

Consolidated Balance Sheets
Sony Corporation and Consolidated Subsidiaries–March 31

			Dollars in millions
	Yen in millions		(Note 3)
	2005	2006	2006

ASSETS
Current assets:
Cash and cash equivalents	¥779,103	¥703,098	$6,009
Marketable securities (Notes 8 and 12)	460,202	536,968	4,589
Notes and accounts receivable, trade (Notes 6 and 7)	1,113,071	1,075,071	9,189
Allowance for doubtful accounts and sales returns	(87,709)	(89,563)	(765)
Inventories (Note 4)	631,349	804,724	6,878

Deferred income taxes (Note 21)	141,154	221,311	1,892
Prepaid expenses and other current assets	519,001	517,915	4,426

Total current assets	3,556,171	3,769,524	32,218

Film costs (Note 5)	278,961	360,372	3,080

Investments and advances:
Affiliated companies (Note 6)	252,905	285,870	2,443
Securities investments and other (Notes 8, 11 and 12)	2,492,784	3,234,037	27,642

	2,745,689	3,519,907	30,085

Property, plant and equipment (Note 9):
Land	182,900	178,844	1,529
Buildings	925,796	926,783	7,921
Machinery and equipment	2,192,038	2,327,676	19,895
Construction in progress	92,611	116,149	993

	3,393,345	3,549,452	30,338
Less—Accumulated depreciation	2,020,946	2,160,905	18,470

	1,372,399	1,388,547	11,868

Other assets:
Intangibles, net (Notes 10 and 15)	187,024	207,034	1,770
Goodwill (Note 10)	283,923	299,024	2,556
Deferred insurance acquisition costs (Note 11)	374,805	383,156	3,275
Deferred income taxes (Note 21)	240,396	178,751	1,528
Other	459,732	501,438	4,285

	1,545,880	1,569,403	13,414

Total assets	¥9,499,100	¥10,607,753	$90,665

(Continued on following page)

			Dollars in millions
	Yen in millions		(Note 3)
	2005	2006	2006

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 12)	¥63,396	¥142,766	$1,220
Current portion of long-term debt (Notes 9, 12 and 14)	166,870	193,555	1,654
Notes and accounts payable, trade (Note 6)	806,044	813,332	6,952
Accounts payable, other and accrued expenses (Notes 5 and 15)	746,466	854,886	7,307
Accrued income and other taxes	55,651	87,295	746
Deposits from customers in the banking business (Note 13)	546,718	599,952	5,128
Other (Notes 21 and 24)	424,223	508,442	4,345

Total current liabilities	2,809,368	3,200,228	27,352

Long-term liabilities:
Long-term debt (Notes 9, 12 and 14)	678,992	764,898	6,538
Accrued pension and severance costs (Note 15)	352,402	182,247	1,558
Deferred income taxes (Note 21)	72,227	216,497	1,850
Future insurance policy benefits and other (Note 11)	2,464,295	2,744,321	23,456
Other	227,631	258,609	2,211

Total liabilities	6,604,915	7,366,800	62,965

Minority interest in consolidated subsidiaries	23,847	37,101	317

Stockholders’ equity (Note 16):
Subsidiary tracking stock, no par value—
2005—Authorized 100,000,000 shares, outstanding 3,072,000 shares	3,917	—	—
Common stock, no par value—
2005—Authorized 3,500,000,000 shares, outstanding 997,211,213 shares	617,792
2006—Authorized 3,500,000,000 shares, outstanding 1,001,679,664 shares		624,124	5,334
Additional paid-in capital	1,134,222	1,136,638	9,715
Retained earnings	1,506,082	1,602,654	13,698
Accumulated other comprehensive income—
Unrealized gains on securities (Note 8)	62,669	100,804	862
Unrealized losses on derivative instruments (Note 14)	(2,490)	(2,049)	(18)
Minimum pension liability adjustment (Note 15)	(90,030)	(39,824)	(340)
Foreign currency translation adjustments	(355,824)	(215,368)	(1,841)

	(385,675)	(156,437)	(1,337)

Treasury stock, at cost
Subsidiary tracking stock (2005—32 shares)	(0)	—	—
Common stock (2005—1,118,984 shares)	(6,000)
(2006—740,888 shares)		(3,127)	(27)

	2,870,338	3,203,852	27,383

Commitments and contingent liabilities (Notes 9 and 24)
Total liabilities and stockholders’ equity	¥9,499,100	¥10,607,753	$90,665

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income
Sony Corporation and Consolidated Subsidiaries–Years ended March 31

				Dollars in millions
	Yen in millions			(Note 3)
	2004	2005	2006	2006

Sales and operating revenue:
Net sales (Note 6)	¥6,883,478	¥6,565,010	¥6,692,776	$57,203
Financial service revenue	565,752	537,715	720,566	6,159
Other operating revenue	47,161	56,891	62,094	531

	7,496,391	7,159,616	7,475,436	63,893

Costs and expenses:
Cost of sales (Notes 18 and 19)	5,058,205	5,000,112	5,151,397	44,029
Selling, general and administrative (Notes 15, 17, 18 and 19)	1,798,239	1,535,015	1,527,036	13,052
Financial service expenses	505,550	482,576	531,809	4,545
Loss on sale, disposal or impairment of assets, net (Notes 10 and 18)	35,495	27,994	73,939	632

	7,397,489	7,045,697	7,284,181	62,258

Operating income	98,902	113,919	191,255	1,635

Other income:
Interest and dividends (Note 6)	18,756	14,708	24,937	213
Royalty income	34,244	31,709	35,161	301
Foreign exchange gain, net	18,059	—	—	—
Gain on sale of securities investments, net (Notes 6 and 8)	11,774	5,437	9,645	82
Gain on change in interest in subsidiaries and equity investees (Note 20)	4,870	16,322	60,834	520
Other	34,587	29,447	23,039	197

	122,290	97,623	153,616	1,313

Other expenses:
Interest	27,849	24,578	28,996	248
Loss on devaluation of securities investments	16,481	3,715	3,878	33
Foreign exchange loss, net	—	524	3,065	27
Other	32,795	25,518	22,603	193

	77,125	54,335	58,542	501

Income before income taxes	144,067	157,207	286,329	2,447

Income taxes (Note 21):
Current	87,219	85,510	96,400	824
Deferred	(34,445)	(69,466)	80,115	684

	52,774	16,044	176,515	1,508

Income before minority interest, equity in net income of affiliated companies and cumulative effect of an accounting change	91,293	141,163	109,814	939
Minority interest in income (loss) of consolidated subsidiaries	2,379	1,651	(626)	(5)
Equity in net income of affiliated companies (Note 6)	1,714	29,039	13,176	113

Income before cumulative effect of an accounting change	90,628	168,551	123,616	1,057

Cumulative effect of an accounting change
(2004: Net of income taxes of ¥0 million 2005: Net of income taxes of ¥2,675 million) (Note 2)	(2,117)	(4,713)	—	—

Net income	¥88,511	¥163,838	¥123,616	$1,057

(Continued on following page)

				Dollars
	Yen			(Note 3)
	2004	2005	2006	2006

Per share data (Note 22):
Common stock
Income before cumulative effect of an accounting change
— Basic	¥98.26	¥180.96	¥122.58	$1.05
— Diluted	89.03	162.59	116.88	1.00
Cumulative effect of an accounting change
— Basic	(2.29)	(5.06)	—	—
— Diluted	(2.03)	(4.52)	—	—
Net income
— Basic	95.97	175.90	122.58	1.05
— Diluted	87.00	158.07	116.88	1.00
Cash dividends	25.00	25.00	25.00	0.21

Subsidiary tracking stock (Note 16)
Net income (loss)
— Basic	(41.80)	17.21	—	—

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Sony Corporation and Consolidated Subsidiaries–Years ended March 31

				Dollars in millions
	Yen in millions			(Note 3)
	2004	2005	2006	2006

Cash flows from operating activities:
Net income	¥88,511	¥163,838	¥123,616	$1,057
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization, including amortization of deferred insurance acquisition costs	366,269	372,865	381,843	3,264
Amortization of film costs	305,786	276,320	286,655	2,450
Accrual for pension and severance costs, less payments	35,562	22,837	(7,563)	(65)
Gain on the transfer to the Japanese Government of the substitutional portion of employee pension fund, net (Note 15)	—	—	(73,472)	(628)
Loss on sale, disposal or impairment of assets, net (Notes 10 and 18)	35,495	27,994	73,939	632
Gain on sale or loss on devaluation of securities investments, net (Notes 6 and 8)	4,707	(1,722)	(5,767)	(49)
Gain on evaluation of marketable securities held in the financial service business for trading purpose, net (Note 8)	(4,988)	(5,246)	(44,986)	(384)
Gain on change in interest in subsidiaries and equity investees (Note 20)	(4,870)	(16,322)	(60,834)	(520)
Deferred income taxes (Note 21)	(34,445)	(69,466)	80,115	684
Equity in net (income) losses of affiliated companies, net of dividends	1,732	(15,648)	9,794	84
Cumulative effect of an accounting change (Note 2)	2,117	4,713	—	—
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(63,010)	(22,056)	17,464	149
(Increase) decrease in inventories	(78,656)	34,128	(164,772)	(1,408)
Increase in film costs	(299,843)	(294,272)	(339,697)	(2,903)
Increase (decrease) in notes and accounts payable, trade	93,950	31,473	(9,078)	(78)
Increase (decrease) in accrued income and other taxes	(46,067)	3	29,009	248
Increase in future insurance policy benefits and other	264,216	144,143	143,122	1,223
Increase in deferred insurance acquisition costs	(71,219)	(65,051)	(51,520)	(440)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	369	(26,096)	(35,346)	(302)
Increase in other current assets	(34,991)	(29,699)	(8,792)	(75)
Increase in other current liabilities	44,772	46,545	105,865	904
Other	27,238	67,716	(49,737)	(425)

Net cash provided by operating activities	¥632,635	¥646,997	¥399,858	$3,418

(Continued on following page)

				Dollars in millions
	Yen in millions			(Note 3)
	2004	2005	2006	2006

Cash flows from investing activities:
Payments for purchases of fixed assets	¥(427,344)	¥(453,445)	¥(462,473)	$(3,953)
Proceeds from sales of fixed assets	33,987	34,184	38,168	326
Payments for investments and advances by financial service business	(1,167,945)	(1,309,092)	(1,368,158)	(11,694)
Payments for investments and advances (other than financial service business)	(33,329)	(158,151)	(36,947)	(316)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	791,188	923,593	857,376	7,328
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	35,521	25,849	24,527	210
Proceeds from sales of subsidiaries’ and equity investees’ stocks (Note 20)	—	3,162	75,897	649
Other	6,130	2,728	346	3

Net cash used in investing activities	(761,792)	(931,172)	(871,264)	(7,447)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	267,864	57,232	246,326	2,105
Payments of long-term debt	(32,042)	(94,862)	(138,773)	(1,186)
Increase (decrease) in short-term borrowings	(57,708)	11,397	(11,045)	(94)
Increase in deposits from customers in the financial service business (Note 13)	129,874	294,352	190,320	1,627
Increase (decrease) in call money and bills sold in the banking business (Note 12)	30,300	(40,400)	86,100	736
Dividends paid	(23,106)	(22,978)	(24,810)	(212)
Proceeds from issuance of stocks by subsidiaries (Note 20)	5,252	4,023	6,937	59
Other	(7,151)	(3,587)	4,809	41

Net cash provided by financing activities	313,283	205,177	359,864	3,076

Effect of exchange rate changes on cash and cash equivalents	(47,973)	8,890	35,537	303

Net increase (decrease) in cash and cash equivalents	136,153	(70,108)	(76,005)	(650)
Cash and cash equivalents at beginning of the fiscal year	713,058	849,211	779,103	6,659

Cash and cash equivalents at end of the fiscal year	¥849,211	¥779,103	¥703,098	$6,009

Supplemental data:
Cash paid during the fiscal year for—
Income taxes	¥114,781	¥65,477	¥70,019	$598
Interest	22,571	18,187	24,651	211

Non-cash investing and financing activities—
Conversion of convertible bonds (Notes 16 and 17)	¥7,977	¥282,744	¥—	$—
Obtaining assets by entering into capital lease	18,298	19,049	19,682	168
Contribution of net assets into the joint venture with Bertelsmann AG (Note 6)	—	9,402	—	—
The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders’ Equity
Sony Corporation and Consolidated Subsidiaries–Years ended March 31
Yen in millions

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2003	¥3,917	¥472,361	¥984,196	¥1,301,740	¥(471,978)	¥(9,341)	¥2,280,895
Conversion of convertible bonds		3,989	3,988				7,977
Stock issued under exchange offering (Note 16)			5,409				5,409

Comprehensive income:
Net income				88,511			88,511
Other comprehensive income, net of tax (Note 16)—
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					57,971		57,971
Less: Reclassification adjustment included in net income					(5,679)		(5,679)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,537		7,537
Less: Reclassification adjustment included in net income					(3,344)		(3,344)
Minimum pension liability adjustment					93,415		93,415
Foreign currency translation adjustments:
Translation adjustments arising during the period					(129,113)		(129,113)
Less: Reclassification adjustment included in net income					1,232		1,232

Total comprehensive income							110,530

Stock issue costs, net of tax				(53)			(53)
Dividends declared				(23,138)			(23,138)
Purchase of treasury stock						(8,523)	(8,523)
Reissuance of treasury stock			(776)			5,681	4,905

Balance at March 31, 2004	¥3,917	¥476,350	¥992,817	¥1,367,060	¥(449,959)	¥(12,183)	¥2,378,002
Exercise of stock acquisition rights		52	53				105
Conversion of convertible bonds		141,390	141,354				282,744
Stock based compensation (Note 17)			340				340

Comprehensive income:
Net income				163,838			163,838
Other comprehensive income, net of tax (Note 16)—
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					5,643		5,643
Less: Reclassification adjustment included in net income					(12,924)		(12,924)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					(209)		(209)
Less: Reclassification adjustment included in net income					(1,681)		(1,681)
Minimum pension liability adjustment					(769)		(769)
Foreign currency translation adjustments:
Translation adjustments arising during the period					74,224		74,224

Total comprehensive income							228,122

Stock issue costs, net of tax				(541)			(541)
Dividends declared				(24,030)			(24,030)
Purchase of treasury stock						(416)	(416)
Reissuance of treasury stock			(342)	(245)		6,599	6,012

Balance at March 31, 2005	¥3,917	¥617,792	¥1,134,222	¥1,506,082	¥(385,675)	¥(6,000)	¥2,870,338
(Continued on following page)

Yen in millions

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2005	¥3,917	¥617,792	¥1,134,222	¥1,506,082	¥(385,675)	¥(6,000)	¥2,870,338
Exercise of stock acquisition rights		931	932				1,863
Conversion of convertible bonds		1,484	1,484				2,968
Conversion of subsidiary tracking stock (Note 16)	(3,917)	3,917					—

Comprehensive income:
Net income				123,616			123,616
Other comprehensive income, net of tax (Note 16)—
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					79,630		79,630
Less: Reclassification adjustment included in net income					(41,495)		(41,495)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,865		7,865
Less: Reclassification adjustment included in net income					(7,424)		(7,424)
Minimum pension liability adjustment					50,206		50,206
Foreign currency translation adjustments:
Translation adjustments arising during the period					140,473		140,473
Less: Reclassification adjustment included in net income					(17)		(17)

Total comprehensive income							352,854

Stock issue costs, net of tax				(780)			(780)
Dividends declared				(24,968)			(24,968)
Purchase of treasury stock						(394)	(394)
Reissuance of treasury stock				(1,296)		3,267	1,971

Balance at March 31, 2006	—	¥624,124	¥1,136,638	¥1,602,654	¥(156,437)	¥(3,127)	¥3,203,852
(Continued on following page)

Dollars in millions (Note 3)

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2005	$33	$5,280	$9,694	$12,872	$(3,296)	$(51)	$24,532
Exercise of stock acquisition rights		8	8				16
Conversion of convertible bonds		13	13				26
Conversion of subsidiary tracking stock (Note 16)	(33)	33					—

Comprehensive income:
Net income				1,057			1,057
Other comprehensive income, net of tax (Note 16)—
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					681		681
Less: Reclassification adjustment included in net income					(355)		(355)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					67		67
Less: Reclassification adjustment included in net income					(63)		(63)
Minimum pension liability adjustment					429		429
Foreign currency translation adjustments:
Translation adjustments arising during the period					1,200		1,200
Less: Reclassification adjustment included in net income					(0)		(0)

Total comprehensive income							3,016

Stock issue costs, net of tax				(7)			(7)
Dividends declared				(213)			(213)
Purchase of treasury stock						(4)	(4)
Reissuance of treasury stock				(11)		28	17

Balance at March 31, 2006	—	$5,334	$9,715	$13,698	$(1,337)	$(27)	$27,383
The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

1. Nature of operations
Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television product. Sony is also engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and a non-life insurance subsidiary, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in the development, production, manufacture, and distribution of recorded music, network service business including Internet-related businesses, an animation production and marketing business, an imported general merchandise retail business and an advertising agency business in Japan.
2. Summary of significant accounting policies
Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.
(1) Newly adopted accounting pronouncements:
■	Accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration
Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a ¥4,713 million charge (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change.
■	The effect of contingently convertible instruments on diluted earnings per share
In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by ¥7.26 and ¥7.06, respectively, as a result of adopting EITF Issue No. 04-8.
■	Consolidation of variable interest entities
In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of ¥2,117 million as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by ¥95,255 million and ¥97,950 million, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by ¥1,521 million.
     Sony subsequently early adopted the provisions of FIN No. 46R, which replaced FIN No. 46, upon issuance in December 2003. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.
■	Exchanges of nonmonetary assets
In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of Accounting Principle Board Opinion (“APB”) No. 29”. This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement is effective for nonmonetary asset exchanges that have occurred in the fiscal periods beginning after June 15, 2005. Sony adopted FAS No. 153 on July 1, 2005. The adoption of FAS No. 153 did not have a material impact on Sony’s results of operations and financial position.
■	Accounting for conditional asset retirement obligations
In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an Interpretation of FAS No. 143”. FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Sony adopted FIN No. 47 on March 31, 2006. The adoption of FIN No. 47 did not have a material impact on Sony’s results of operations and financial position.
■	Determining whether to aggregate operating segments that do not meet the quantitative thresholds
In September 2004, the EITF issued EITF Issue No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds”. EITF Issue No. 04-10 clarifies how an enterprise should evaluate the aggregation criteria in paragraph 17 of FAS No. 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph
19 of FAS No. 131. EITF Issue No. 04-10 is effective for fiscal years ending after September 15, 2005. Sony adopted EITF Issue No. 04-10 during the fiscal year ended March 31, 2006. The adoption of EITF Issue No. 04-10 did not have an impact on Sony’s results of operation and financial position.
(2) Significant accounting policies:
■	Basis of consolidation and accounting for investments in affiliated companies
The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20–50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.
     On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence is in question), the transaction is accounted for as a capital transaction.
     The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

■	Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
■	Translation of foreign currencies
All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.
     Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income.
■	Cash and cash equivalents
Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.
■	Marketable debt and equity securities
Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.
■	Equity securities in non-public companies
Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other than temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.
■	Inventories
Inventories in electronics and game as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in electronics which is determined on the “first-in, first-out” basis.
■	Film costs
Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.
■	Property, plant and equipment and depreciation
Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities whose depreciation is computed on the straight-line method, and on the straight-line method for its foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.
■	Goodwill and other intangible assets
Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment during the fourth quarter of fiscal year on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis.
     Intangible assets with finite lives that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis over 10 to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis over 3 to 10 years.

■	Accounting for computer software to be sold
Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.
     In the Electronics segment, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized over the estimated economic life of the product, which is generally three years. Sony performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue.
     In the Game segment, technological feasibility of the underlying software is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, Sony expenses software development costs for the Game segment as incurred as a part of research and development in cost of sales.
■	Deferred insurance acquisition costs
Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commission, medical examination and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.
■	Product warranty
Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.
     Certain subsidiaries in the Electronics segment offer extended warranty programs. The consideration received through extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.
■	Future insurance policy benefits
Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions such as future investment yield, morbidity, mortality and withdrawals. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.
■	Accounting for the impairment of long-lived assets
Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.
■	Derivative financial instruments
All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.
     In accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the derivative financial instruments held by Sony are classified and accounted as below.
Fair value hedges
Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.
Cash flow hedges
Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.
Changes in the fair value of the ineffective portion are recognized in current period earnings.
Derivatives not designated as hedges
Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.
     Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transaction. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.
■	Stock-based compensation
Sony applies APB No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and follows the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123”. In accordance with APB No. 25, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award. As the exercise prices for Sony’s stock-based compensation plans are generally determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans is not significant. For awards that generate compensation expense as defined under APB No. 25, Sony calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.
     The following table reflects the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to its stock-based compensation. See Note 17 for detailed assumptions.

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Income before cumulative effect of an accounting change allocated to common stock:
As reported	¥90,756	¥168,498	¥122,308	$1,046
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(6,334)	(4,690)	(4,182)	(36)

Pro forma	¥84,422	¥163,808	¥118,126	$1,010

Net income allocated to common stock:
As reported	¥88,639	¥163,785	¥122,308	$1,046
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(6,334)	(4,690)	(4,182)	(36)

Pro forma	¥82,305	¥159,095	¥118,126	$1,010

	Yen			Dollars
Years ended March 31	2004	2005	2006	2006

Income before cumulative effect of an accounting change allocated to common stock:
Basic EPS:
As reported	¥98.26	¥180.96	¥122.58	$1.05
Pro forma	91.40	175.92	118.39	1.01
Diluted EPS:
As reported	¥89.03	¥162.59	¥116.88	$1.00
Pro forma	82.96	158.10	112.91	0.97
Net income allocated to common stock:
Basic EPS:
As reported	¥95.97	¥175.90	¥122.58	$1.05
Pro forma	89.11	170.86	118.39	1.01
Diluted EPS:
As reported	¥87.00	¥158.07	¥116.88	$1.00
Pro forma	80.94	153.58	112.91	0.97

■ Free distribution of common stock
On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.
     Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors’ meeting.
     Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.
■ Stock issue costs
Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.
■ Revenue recognition
Revenues from electronics and game sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.
     Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs are recognized upon availability of sale to the public.
     Traditional life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.
     Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue.

Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.
■ Accounting for consideration given to a customer or a reseller
In accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, can reasonably estimate the fair value of this benefit and receives documentation from the reseller to support the amounts spent. Any payments meeting these criteria are treated as selling, general and administrative expenses. For the fiscal years ended March 31, 2004, 2005 and 2006, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled ¥30,338 million, ¥27,946 million and ¥29,489 million ($252 million), respectively.
■ Cost of sales
Costs classified as cost of sales relate to the producing and manufacturing of products and include such items as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film cost related to theatrical and television products.
■ Research and development costs
Research and development costs are expensed as incurred.
■ Selling, general and administrative
Costs classified as selling expense relate to the promoting and selling of products and include such items as advertising, promotion, shipping, and warranty expenses.
     General and administrative expenses include operating items such as officer’s salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.
     Selling, general and administrative expenses are expensed as incurred.
■ Financial service expenses
Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition cost, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.
■ Advertising costs
Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.
■ Shipping and handling costs
The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are integral part of producing and distributing the film under SOP 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.
■ Income taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Sony records valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results for each tax jurisdiction.
■ Net income per share
Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128. As the holders of the subsidiary tracking stock had the right to participate in earnings, together with common stockholders, under this method, basic net income per share (“EPS”) for each class of stock was calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.

     The earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders was based on the declared dividends of the targeted subsidiary, which might only be declared from the amounts available for dividends of the targeted subsidiary. The targeted subsidiary’s earnings available for dividends were, as stipulated by the Japanese Commercial Code, not including those of the targeted subsidiary’s subsidiaries. If the targeted subsidiary had accumulated losses, a change in accumulated losses was also allocated to the subsidiary tracking stock. The subsidiary tracking stock holders’ economic interest was calculated as the number of the subsidiary tracking stock outstanding divided by the number of the targeted subsidiary’s common stock outstanding subject to multiplying by the Standard Ratio (tracking stock : subsidiary’s common stock= 1:100, as defined in the articles of incorporation). The earnings allocated to the common stock were calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.
     On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, for the fiscal year ended March 31, 2006, Sony calculated per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128, but did not present per share data for the subsidiary tracking stock. The earnings allocated to common stock for the fiscal year ended March 31, 2006 were calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005.
     The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of Co-Cos regardless of whether the conditions to exercise the conversion rights have been met.
(3) Recent pronouncements:
■ Accounting for stock-based compensation
In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony has accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described above in (2) Significant accounting policies—Stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As of March 31, 2006, the aggregate value of the unvested stock acquisition rights was ¥4,402 million ($38 million). Sony expects the total expenses to be recorded in the future periods will be consistent with the pro forma information shown above in (2) Significant accounting policies—Stock-based compensation.
■ Inventory costs
In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to the costs of conversion be based on the normal capacity of the production facilities. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The adoption of FAS No. 151 is not expected to have a material impact on Sony’s results of operations and financial position.
■ Derivative instruments and hedging activities
     In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The adoption of FAS No. 155 is not expected to have a material impact on Sony’s results of operations and financial position.
■ Accounting for servicing of financial assets
In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 ”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement shall be effective for fiscal years beginning after September 15, 2006. Sony is currently evaluating the impact of adopting this new pronouncement.
(4) Reclassifications:
Certain reclassifications of the financial statements for the fiscal years ended March 31, 2004 and 2005 have been made to conform to the presentation for the fiscal year ended March 31, 2006.
3. U.S. dollar amounts
U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥117=U.S.$1, the approximate current rate at March 31, 2006, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.
4. Inventories
Inventories comprise the following:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Finished products	¥405,616	¥534,766	$4,571
Work in process	93,181	123,381	1,055
Raw materials, purchased components and supplies	132,552	146,577	1,252

	¥631,349	¥804,724	$6,878

5. Film costs
Film costs comprise the following:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Theatrical:
Released (including acquired film libraries)	¥119,438	¥153,992	$1,316
Completed not released	11,358	13,377	114
In production and development	118,271	156,019	1,333
Television licensing:
Released (including acquired film libraries)	29,894	36,918	316
In production and development	—	66	1

	¥278,961	¥360,372	$3,080
     Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2006 will be amortized within the next three years. Approximately ¥102,207 million ($874 million) of released film costs are expected to be amortized during the next twelve months. As of March 31, 2006, unamortized acquired film libraries of approximately ¥10,820 million ($92 million) remained to be amortized on a straight-line basis over an average of the remaining life of 4 years. Approximately ¥137,400 million ($1,174 million) of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.
6. Related party transactions
Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (50%), S-LCD Corporation (“S-LCD”) (50% minus 1 share), ST Liquid Crystal Display Corporation (50%), InterTrust Technologies Corporation (49.5%), MGM Holdings, Inc. (“MGM Holdings”) (20%), bit Wallet, Inc (34.6%), and STAR CHANNEL, INC. (17.8%).

     Summarized combined financial information that is based on information provided by equity investees is shown below:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Current assets	¥942,328	¥991,440	$8,474
Property, plant and equipment	361,406	376,155	3,215
Other assets	250,245	903,873	7,725

Total assets	¥1,553,979	¥2,271,468	$19,414

Current liabilities	¥876,430	¥1,009,895	$8,632
Long-term liabilities	115,999	660,504	5,645
Stockholders’ equity	561,550	601,069	5,137

Total liabilities and stockholders’ equity	¥1,553,979	¥2,271,468	$19,414

Number of companies at end of the fiscal year	56	58

				Dollars in
Years ended		Yen in millions		millions
March 31	2004	2005	2006	2006

Sales and revenue	¥1,009,005	¥1,473,273	¥2,357,172	$20,147
Gross profit	231,083	477,796	668,226	5,711
Net income	11,323	63,404	32,982	282
     S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panel, was established in April 2004 as a joint venture in which Sony has an ownership interest of 50% minus 1 share. Sony invested ¥100,073 million in S-LCD during the fiscal year ended March 31, 2005.
     As of August 1, 2004, Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG in a joint venture. The newly formed company, known as SONY BMG, is 50% owned by each parent company. As a result, the results of the recorded music business, except for the recorded music business in Japan, are no longer consolidated but are accounted for under the equity method.
     On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of Metro–Goldwyn–Mayer Inc. (“MGM”). Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for $12.00 in cash per MGM share, for a total purchase price of approximately $5.0 billion. In conjunction with the acquisition, Sony Pictures Entertainment (“SPE”) entered into agreements to co-finance and produce new motion pictures with MGM, and to distribute MGM’s existing film and television content through SPE’s global distribution channels.

MGM continues to operate under the Metro–Goldwyn–Mayer name as a private company, headquartered in Los Angeles, focused on new film production and distribution activities. As part of the acquisition, SCA invested $257 million for 20% of the total equity capital, which includes both common stock and a significant amount of non-voting preferred stock with detachable common stock warrants. Though Sony owns 20% of MGM Holdings’ total equity on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, records 45% of MGM Holdings’ net income (loss) as equity in net income of affiliated companies.
     In September 2005, Sony sold 230,000 shares of Monex Beans Holdings, Inc. As a result of this sale, Sony’s ownership interest has been reduced from 20.1% to 10.3%. Therefore, Monex Beans Holdings, Inc. is no longer accounted for under the equity method. The financial position and operating results of Monex Beans Holdings, Inc. as of and for the fiscal year ended March 31, 2006 are not included in the above summarized combined financial information. See Note 20 for more information on this transaction.
     The proportionate share in the underlying net assets of the investee exceeded the carrying value of investments in affiliated companies by ¥42,731 million and ¥36,875 million ($315 million) at March 31, 2005 and 2006, respectively. These differences primarily relate to the differences in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG in August 2004. The contribution of assets to SONY BMG was accounted for at book value. Acquisitions by Bertelsmann AG’s recorded music business shortly prior to the formation of SONY BMG resulted in goodwill comprising a significant portion of the assets contributed to SONY BMG by Bertelsmann AG, whereas Sony’s contributed assets had a lower historical basis. As a result, Sony’s carrying value of the investment in SONY BMG is below its 50% share of the underlying assets of SONY BMG. As the contributions for both Sony and Bertelsmann AG were recorded at historical book value by SONY BMG, there is a basis difference attributable to a non-depreciable asset which is not being amortized. Differences in the carrying value of Sony’s other equity investments and the proportionate share of the fair value of underlying net assets primarily relates to unamortizable goodwill.
     Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥17,676 million and ¥4,588 million ($39 million) at March 31, 2005 and 2006, were quoted on established markets at an aggregate value of ¥95,246 million and ¥34,462 million ($295 million), respectively.

     Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Accounts receivable, trade	¥50,062	¥44,837	$383
Advances	¥16,756	¥15,985	$137
Accounts payable, trade	¥15,225	¥40,507	$346

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Sales	¥258,454	¥256,799	¥234,636	$2,005
Purchases	¥106,100	¥101,976	¥282,071	$2,411
     As of April 1, 2004, Sony Corporation made Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange pursuant to the provision of Article 358 of the Japanese Commercial Code which does not require the approval of the General Meeting of Shareholders. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to the then Executive Deputy President, Corporate Executive Officer of Sony Corporation who had owned 100 shares of SCE’s common stock. This transaction did not have a material impact on Sony’s results of operations and financial position for the fiscal year ended March 31, 2005.
     Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥3,446 million, ¥13,391 million and ¥22,970 million ($197 million), respectively.
7. Accounts receivable securitization programs
In Japan, Sony set up several accounts receivable sales programs whereby Sony can sell up to ¥47,500 million ($406 million) of eligible trade accounts receivable. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. The initial sale of these receivables was in March 2005 in which Sony sold a total of ¥10,041 million. Sony sold a total of ¥146,193 million ($1,250 million) of receivables during the fiscal year ended March 31, 2006. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs for collection of the sold receivables are insignificant.
     Through May 2005, Sony had set up an accounts receivable securitization program in the United States of America whereby Sony could sell interests in up to $500 million of eligible trade accounts receivable, as defined. Through this program, Sony could securitize and sell a percentage of an undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. Sony could sell receivables in which the agreed upon original due dates were no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables was based on the relative fair values of the interest retained and sold in the securitization. Sony had assumed that the fair value of the retained interest was equivalent to its carrying value as the receivables were short-term in nature, high quality and had appropriate reserves for bad debt incidence. These securitization transactions were accounted for as a sale in accordance with FAS No. 140, because Sony had relinquished control of the receivables. During the period from April 2004 to January 2005, Sony sold a total of ¥80,250 million of accounts receivable under this program. There were no outstanding amounts due at March 31, 2005 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant. This program was terminated in May 2005.

8. Marketable securities and securities investments and other
Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:
Yen in millions

	March 31, 2005				March 31, 2006
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

Available-for-sale:
Debt securities	¥2,090,605	¥58,161	¥(2,464)	¥2,146,302	¥2,522,864	¥17,021	¥(22,810)	¥2,517,075
Equity securities	107,126	49,350	(814)	155,662	227,079	171,921	(1,589)	397,411
Held-to-maturity securities	27,431	530	(13)	27,948	33,193	132	(221)	33,104

Total	¥2,225,162	¥108,041	¥(3,291)	¥2,329,912	¥2,783,136	¥189,074	¥(24,620)	¥2,947,590
Dollars in millions

	March 31, 2006
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value

Available-for-sale:
Debt securities	$21,563	$145	$(195)	$21,513
Equity securities	1,941	1,470	(14)	3,397
Held-to-maturity securities	283	1	(1)	283

Total	$23,787	$1,616	$(210)	$25,193
At March 31, 2006, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.
     Proceeds from sales of available-for-sale securities were ¥397,817 million, ¥613,035 million and ¥524,268 million ($4,481 million) for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. On those sales, gross realized gains computed on the average cost basis were ¥9,525 million, ¥24,080 million and ¥68,096 million ($582 million) and gross realized losses were ¥1,906 million, ¥5,940 million and ¥3,143 million ($ 27 million), respectively.
     Marketable securities classified as trading securities at March 31, 2005 and 2006 were ¥315,946 million and ¥401,561 million ($3,432 million), respectively, which consist of debt and equity securities including short-term investments in money market funds.
     In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2005 and 2006, were ¥48,877 million and ¥59,575 million ($509 million), respectively. Non-public equity investments are valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.
     For the fiscal years ended March 31, 2004, 2005 and 2006, Sony booked ¥4,988 million, ¥5,696 million and ¥45,092 million ($385 million) of net unrealized gain on trading securities primarily in the life insurance business.

     The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2006.
Yen in millions

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities	¥1,860,204	¥(22,590)	¥21,250	¥(220)	¥1,881,454	¥(22,810)
Equity securities	266,946	(1,108)	17,495	(481)	284,441	(1,589)
Held-to-maturity securities	20,278	(208)	629	(13)	20,907	(221)

Total	¥2,147,428	¥(23,906)	¥39,374	¥(714)	¥2,186,802	¥(24,620)
Dollars in millions

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities	$15,899	$(193)	$182	$(2)	$16,081	$(195)
Equity securities	2,282	(10)	149	(4)	2,431	(14)
Held-to-maturity securities	173	(1)	6	(0)	179	(1)

Total	$18,354	$(204)	$337	$(6)	$18,691	$(210)
     In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20% or more below its original cost for an extended period of time (generally a period of up to six to twelve months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20% or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.
     At March 31, 2006, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.
9. Leased assets
Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options.
     An analysis of leased assets under capital leases is as follows:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Class of property:
Land	¥181	¥193	$2
Buildings	11,089	7,437	64
Machinery, equipment and others	33,747	28,870	247
Accumulated depreciation	(18,509)	(14,820)	(128)

	¥26,508	¥21,680	$185

     The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2006:

	Yen in	Dollars in
	millions	millions

Year ending March 31:
2007	¥18,322	$157
2008	9,650	82
2009	5,325	46
2010	3,081	26
2011	2,149	18
Later years	4,725	40

Total minimum lease payments	43,252	369
Less—Amount representing interest	4,972	42

Present value of net minimum lease payments	38,280	327
Less—Current obligations	16,966	145

Long-term capital lease obligations	¥21,314	$182
     Minimum lease payments have not been reduced by minimum sublease income of ¥10,022 million ($86 million) due in the future under noncancelable subleases.
     Minimum rental expenses under operating leases for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥92,649 million, ¥81,391 million and ¥80,014 million ($684 million), respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2004, 2005 and 2006 were

¥2,923 million, ¥1,933 million and ¥1,350 million ($12 million), respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2006 were ¥21,843 million ($187 million). The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2006 are as follows:

	Yen in	Dollars in
	millions	millions

Year ending March 31:
2007	¥47,500	$406
2008	34,715	297
2009	26,529	227
2010	16,320	139
2011	11,541	98
Later years	58,932	504

Total minimum future rentals	¥195,537	$1,671
10. Goodwill and intangible assets
Intangible assets acquired during the fiscal year ended March 31, 2006 totaled ¥36,237 million ($310 million), which are subject to amortization and primarily consist of acquired patent rights of ¥9,922 million ($85 million) and software to be sold, leased or otherwise marketed of ¥17,653 million ($151 million). The weighted average amortization period for acquired patent rights and software to be sold, leased or otherwise marketed is 8 years and 3 years, respectively.

     Intangible assets subject to amortization comprise the following:

	Yen in millions				Dollars in millions
	2005		2006		2006
	Gross		Gross		Gross
	carrying	Accumulated	carrying	Accumulated	carrying	Accumulated
March 31	amount	amortization	amount	amortization	amount	amortization

Artist contracts	¥15,218	¥(11,094)	¥15,218	¥(12,218)	$130	$(104)
Music catalog	65,674	(19,641)	71,921	(24,012)	615	(205)
Acquired patent rights	55,173	(26,139)	67,467	(30,200)	577	(258)
Software to be sold, leased or otherwise marketed	31,907	(16,181)	40,007	(24,194)	342	(207)
Other	27,648	(11,625)	40,978	(15,133)	350	(130)

Total	¥195,620	¥(84,680)	¥235,591	¥(105,757)	$2,014	$(904)
     The aggregate amortization expenses for intangible assets for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥28,866 million, ¥24,993 million and ¥28,390 million ($243 million), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

	Yen in	Dollars in
	millions	millions

Year ending March 31:
2007	¥31,636	$270
2008	24,862	212
2009	18,857	161
2010	15,593	133
2011	9,125	78

     Total carrying amount of intangible assets having an indefinite life comprise the following:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Trademarks	$57,195	$58,195	$497
Distribution agreement	18,848	18,848	161

	$76,043	$77,043	$658

     The changes in the carrying amount of goodwill by operating segment for the fiscal years ended March 31, 2005 and 2006 are as follows:
Yen in millions

				Financial
	Electronics	Game	Pictures	Services	All Other	Total

Balance at March 31, 2004	¥52,236	¥110,362	¥70,789	—	¥44,483	¥277,870
Reallocated from Music business to Electronics segment	12,329	—	—	—	(12,329)	—
Goodwill acquired during year	5,872	4,349	5,868	¥441	2,121	18,651
Goodwill contributed to the Joint Venture with Bertelsmann AG	—	—	—	—	(15,626)	(15,626)
Other *	378	29	1,277	—	1,344	3,028

Balance at March 31, 2005	70,815	114,740	77,934	441	19,993	283,923
Goodwill acquired during year	3,337	1,317	947	536	382	6,519
Reallocated from Music business to Electronics segment	634	—	—	—	(634)	—
Impairment losses	—	—	—	—	(534)	(534)
Other*	1,577	207	7,031	—	301	9,116

Balance at March 31, 2006	¥76,363	¥116,264	¥85,912	¥977	¥19,508	¥299,024

Dollars in millions

				Financial
	Electronics	Game	Pictures	Services	All Other	Total

Balance at March 31, 2005	$605	$981	$666	$4	$171	$2,427
Reallocated from Music business to Electronics segment	5	—	—	—	(5)	—
Goodwill acquired during year	29	11	8	5	3	56
Impairment losses .	—	—	—	—	(5)	(5)
Other*	14	2	60	—	2	78

Balance at March 31, 2006	$653	$994	$734	$9	$166	$2,556

*	Other consists of translation adjustments and reclassification to/from other accounts.
     As discussed in Notes 6 and 25, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music business in a joint venture. In connection with the establishment of the joint venture, assets contributed by Sony included ¥15,626 million of goodwill. In addition, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment and accordingly, Sony reallocated ¥12,329 million of goodwill relating to the non-Japan based disc manufacturing and physical distribution business from the Music segment to the Electronics segment. Effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses and accordingly, Sony reallocated ¥634 million ($5 million) of goodwill from the Music segment to the Electronics segment. Consistent with the presentation of business segment information in Note 25, the Music segment is included within All Other.
     During the year ended March 31, 2006, Sony performed the annual impairment test for goodwill and recorded an impairment loss of ¥534 million ($5 million) in a reporting unit included in All Other. This impairment charge reflected the overall decline in the fair value of a subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flows.

11. Insurance-related accounts
Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.
     Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.
     The amounts of statutory net equity of the subsidiaries as of March 31, 2005 and 2006 were ¥153,228 million and ¥229,543 million ($1,962 million), respectively.
(1) Insurance policies:
Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥437,835 million, ¥426,774 million and ¥453,496 million ($3,876 million), respectively. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥28,371 million, ¥35,454 million and ¥42,743 million ($365 million), respectively.
(2) Deferred insurance acquisition costs:
Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2004, 2005 and 2006 amounted to ¥50,492 million, ¥47,120 million and ¥42,933 million ($367 million), respectively.
(3) Future insurance policy benefits:
     Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 0.90% to 5.10%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2005 and 2006, future insurance policy benefits amounted to ¥1,782,850 million and ¥1,901,716 million ($16,254 million), respectively.
12. Short-term borrowings and long-term debt
Short-term borrowings comprise the following:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Unsecured loans, principally from banks:
with weighted-average interest rate of 2.79%	¥38,796
with weighted-average interest rate of 3.63%		¥32,066	$274
Secured call money:
with weighted-average interest rate of 0.01%	—	40,000	342
Secured bills sold:
with weighted-average interest rate of 0.00%	24,600
with weighted-average interest rate of 0.01%		70,700	604

	¥63,396	¥142,766	$1,220
     At March 31, 2006, marketable securities and securities investments with a book value of ¥119,598 million ($1,022 million) were pledged as collateral for call money and bills sold by a Japanese bank subsidiary.

Long-term debt comprises the following:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Secured loans, representing obligations to banks:
Due 2005 to 2008 with interest of 2.20% per annum	¥1,122	—	—
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2017 with interest ranging from 0.23% to 5.89% per annum	113,436
Due 2006 to 2015 with interest ranging from 0.13% to 5.89% per annum		¥128,148	$1,095
Medium-term notes of consolidated subsidiaries:
Due 2006 with interest ranging from 2.78% to 4.95% per annum	58,755
Due 2006 with interest of 4.95% per annum		58,698	502
Unsecured zero coupon convertible bonds, due 2008, convertible currently at ¥5,605 ($48) for one common share, redeemable before due date	250,000	250,000	2,137
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,981	—	—
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000	103
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300	62
Unsecured 0.9% bonds, due 2007 with detachable warrants	150	150	1
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,998	—	—
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,996	99,999	855
Unsecured 1.01% bonds, due 2010, net of unamortized discount	—	39,996	342
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,984	49,987	427
Unsecured 0.80% bonds, due 2010, net of unamortized discount	—	49,991	427
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,997	49,997	427
Unsecured 1.16% bonds, due 2012, net of unamortized discount	—	39,981	342
Unsecured 1.52% bonds, due 2013, net of unamortized discount	—	34,997	299
Unsecured 1.57% bonds, due 2015, net of unamortized discount	—	29,980	256
Unsecured 1.75% bonds, due 2015, net of unamortized discount	—	24,993	214
Unsecured 2.0% bonds, due 2005	15,000	—	—
Unsecured 1.99% bonds, due 2007	15,000	15,000	128
Unsecured 2.35% bonds, due 2010	4,900	4,900	42
Capital lease obligations:
Due 2005 to 2019 with interest ranging from 1.55% to 30.00% per annum	40,301
Due 2006 to 2019 with interest ranging from 1.45% to 16.00% per annum		38,280	327
Guarantee deposits received	23,942	24,056	206

	845,862	958,453	8,192
Less—Portion due within one year	166,870	193,555	1,654

	¥678,992	¥764,898	$6,538

     There are no adverse debt covenants or cross-default provisions relating to Sony’s borrowings.
     A summary of the exercise rights of the detachable warrants as of March 31, 2006 is as follows:

		Exercise price
Issued on	Exercisable during	Yen	Dollars	Number of shares per warrant	Status of exercise

October 19, 2000	November 1, 2001 through October 18, 2006	¥12,457	$106	100 shares of common stock of Sony Corporation	9,224 warrants outstanding

December 21, 2001	January 6, 2003 through December 20, 2007	6,039	52	100 shares of common stock of Sony Corporation	11,459 warrants outstanding

     Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

	Yen in	Dollars in
	millions	millions

Year ending March 31:
2007	¥193,555	$1,654
2008	32,781	280
2009	285,924	2,444
2010	66,431	568
2011	110,762	947

     At March 31, 2006, Sony had unused committed lines of credit amounting to ¥676,449 million ($5,782 million) and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was ¥1,321,940 million ($11,299 million). There was no commercial paper outstanding at March 31, 2006. Under those programs, Sony can issue commercial paper for the period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was ¥587,100 million ($5,018 million). At March 31, 2006, the total outstanding balance of Medium Term Notes was ¥58,698 million ($502 million).

13.	Deposits from customers in the banking business
All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2005 and 2006, the balance of time deposits issued in amounts of ¥10 million ($85 thousand) or more were ¥67,387 million and ¥75,459 million ($645 million), respectively.
     At March 31, 2006, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

	Yen in	Dollars in
	millions	millions

Year ending March 31:
2008	¥30,568	$261
2009	20,657	177
2010	200	2
2011	6,637	57
2012	38	0

14. Financial instruments
(1) Derivative instruments and hedging activities:
Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or the hedging arrangements. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives utilized for portfolio investments such as interest rate swap agreements and bond future contracts in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.
     Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.
Fair value hedges
The derivatives designated as fair value hedges include interest rate and currency swap agreements.
     Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.
     For the fiscal years ended March 31, 2004 and 2005, the amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material. For the fiscal year ended March 31, 2006, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.
Cash flow hedges
The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.
     Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2004 and 2006, these cash flow hedges were fully effective. For the fiscal year ended March 31, 2005, the amount of ineffectiveness of these cash flow hedges that was reflected in earnings was not material. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2006, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of ¥2,049 million ($18 million). Within the next twelve months, ¥1,453 million ($12 million) is expected to be reclassified from equity into earnings as loss. For the fiscal year ended March 31, 2006, there were no forecasted transactions that failed to occur which resulted in the discontinuance of cash flow hedges.
Derivatives not designated as hedges
The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, interest rate and bond future contracts, stock price index option contracts, convertible rights included in convertible bonds and other derivatives.
     Changes in the fair value of derivatives not designated as hedges are recognized in income.
     A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:
Foreign exchange forward contracts and foreign currency option contracts
Sony enters into foreign exchange forward contracts and purchased and written foreign currency option contracts primarily to fix the cash flows from intercompany accounts receivable and payable and forecasted transactions denominated in functional currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.
     Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.
     Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.
     Foreign exchange forward contracts and foreign currency option contracts held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.
Interest rate and currency swap agreements
Sony enters into interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony’s foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.
     Sony also enters into interest rate and currency swap agreements that are used for reducing the risk arising from the changes in anticipated cash flow of variable rate debt and foreign currency denominated debt. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flow of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.
     Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue. Interest rate and currency swap agreements held by certain subsidiaries in the Financial Services segment are also marked-to-market with changes in value recognized in financial service revenue.
     Any other interest rate and currency swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.
Interest rate and bond future contracts
Certain subsidiaries in the Financial Services segment have interest rate and bond future contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.
Stock price index option contracts
Certain subsidiaries in the Financial Services segment have stock price index option contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Embedded derivatives
Changes in the fair value of embedded derivatives that must be separated from the host contracts and accounted for as derivative instruments under FAS No. 133 are recognized in income. For example, the convertible rights included in convertible bonds held by Sony’s life insurance subsidiary, which are classified as available-for-sale debt securities, are considered embedded derivatives and are marked-to-market with changes in value recognized in financial service revenue.
(2) Fair value of financial instruments:
The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 8.

						Yen in millions

	2005			2006
	Notional	Carrying	Estimated	Notional	Carrying	Estimated
March 31	amount	amount	fair value	amount	amount	fair value

Long-term debt including the current portion	—	¥(845,862)	¥(856,321)	—	¥(958,453)	¥(981,006)
Foreign exchange forward contracts	¥1,545,814	(55)	(55)	¥1,489,213	1,184	1,184
Currency option contracts purchased	428,261	1,646	1,646	457,380	2,540	2,540
Currency option contracts written	146,506	(3,390)	(3,390)	163,746	(2,576)	(2,576)
Interest rate swap agreements	147,024	(2,968)	(2,968)	172,430	(165)	(165)
Interest rate and currency swap agreements	29,843	(1,318)	(1,318)	14,518	(488)	(488)
Interest rate future contracts	136,470	(92)	(92)	—	—	—
Bond future contracts	7,225	45	45	13,934	111	111
Stock price index option purchased	—	—	—	26,650	40	40
Embedded derivatives	405,756	11,894	11,894	411,252	70,712	70,712

Dollars in millions
	2006
	Notional	Carrying	Estimated
March 31	amount	amount	fair value

Long-term debt including the current portion	—	$(8,192)	$(8,385)
Foreign exchange forward contracts	$12,728	10	10
Currency option contracts purchased	3,909	22	22
Currency option contracts written	1,400	(22)	(22)
Interest rate swap agreements	1,473	(1)	(1)
Interest rate and currency swap agreements	124	(4)	(4)
Interest rate future contracts	—	—	—
Bond future contracts	119	1	1
Stock price index option purchased	228	0	0
Embedded derivatives	3,515	604	604

     The following are explanatory notes regarding the estimation method of fair values in the above table.
Long-term debt including the current portion
The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony’s current incremental debt rates for similar liabilities.
Derivative financial instruments
The fair values of foreign exchange forward contracts and foreign currency option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of convertible rights, which were a majority of embedded derivatives, were estimated based on the market price of stock which will be acquired by the exercise of these rights.
15. Pension and severance plans
Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, payments are determined based on current rates of pay and lengths of service. In calculating the payments for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits.
     In July, 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring. As a result of the plan amendment, the projected benefit obligation was decreased by ¥120,873 million.
     Sony Corporation and most of its subsidiaries in Japan had contributory funded defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, which consisted of a substitutional portion of the governmental welfare pension program and an additional portion which was established at the discretion of each employer. In June, 2001, the Japanese Government issued the Defined Benefit Corporate Pension Plan Act, which permits each employer and employees’ pension fund plan to separate the substitutional portion from its employees’ pension fund and transfer the obligation and related assets to the government. In July, 2004, in accordance with the law, the Japanese Government approved applications submitted by Sony Corporation and most of its subsidiaries in Japan for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2005, the government also approved applications for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. On September 20, 2005, the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets were transferred to the government. As a result of the transfer to the government of the substitutional portion, as of March 31, 2006, Sony Corporation and most of its subsidiaries in Japan maintain contributory funded defined benefit plans, which were established by succeeding the additional portion established at the discretion of each employer, pursuant to the Corporate Defined Benefit Pension Plan Law.
     Under the contributory pension plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.
     EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the government as the culmination of a series of steps in a single settlement transaction. For the fiscal year ended March 31, 2006, in accordance with EITF Issue No. 03-2, Sony recognized a government subsidy of ¥133,322 million ($1,140 million), which is the net of the amount of the accumulated benefit obligation settled and the plan assets transferred to the government. Sony also recognized a settlement loss of ¥59,850 million ($512 million), the amount of which is the net of ¥100,253 million ($857 million) of unrecognized losses related to the substitutional portion and ¥40,403 million ($345 million) for the derecognition of previously accrued salary progression. The net gain of ¥73,472 million ($628 million) is included in selling, general and administrative expenses.
     Many foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.
     Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.

     The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:
Japanese plans:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Service cost	¥54,501	¥31,971	¥26,561	$227
Interest cost	19,489	21,364	16,504	141
Expected return on plan assets	(22,812)	(16,120)	(17,290)	(148)
Amortization of net transition asset	(375)	(375)	(104)	(1)
Recognized actuarial loss	31,019	20,236	14,393	123
Amortization of prior service cost	(939)	(7,216)	(10,229)	(87)
Gains on curtailments and settlements	—	(876)	—	—
Settlement loss resulting from the transfer of the substitutional portion	—	—	59,850	512

Net periodic benefit cost	¥80,883	¥48,984	¥89,685	$767

Foreign plans:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Service cost	¥11,252	¥6,419	¥6,852	$59
Interest cost	8,566	8,091	8,318	71
Expected return on plan assets	(6,812)	(6,712)	(7,112)	(61)
Amortization of net transition asset	(27)	(18)	21	0
Recognized actuarial loss	1,569	1,637	1,674	14
Amortization of prior service cost	(117)	(114)	(240)	(2)
Losses on curtailments and settlements	5,574	1,713	915	8

Net periodic benefit cost	¥20,005	¥11,016	¥10,428	$89

     The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
March 31	2005	2006	2006	2005	2006	2006

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	¥993,542	¥901,726	$7,707	¥155,838	¥153,598	$1,313
Service cost	31,971	26,561	227	6,419	6,852	59
Interest cost	21,364	16,504	141	8,091	8,318	71
Plan participants’ contributions	2,111	—	—	873	609	5
Amendments	(120,873)	(11,522)	(98)	286	238	2
Actuarial (gain) loss	1,641	(3,200)	(27)	12,210	20,183	173
Foreign currency exchange rate changes	—	—	—	14,288	17,506	149
Curtailments and settlements	(2,988)	—	—	(628)	(4,465)	(38)
Benefits paid	(25,042)	(18,630)	(160)	(11,639)	(8,670)	(74)
Divestiture	—	—	—	(32,140)	—	—
Transfer of the substitutional portion to the government	—	(291,570)	(2,492)	—	—	—

Benefit obligation at end of the fiscal year	¥901,726	¥619,869	$5,298	¥153,598	¥194,169	$1,660

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	¥513,095	¥534,451	$4,568	¥85,662	¥92,025	$786
Actual return (loss) on plan assets	(354)	51,766	442	7,513	11,209	96
Foreign currency exchange rate changes	—	—	—	3,517	5,059	43
Employer contribution	34,581	32,867	281	18,406	5,493	47
Plan participants’ contributions	2,111	—	—	873	609	5
Curtailments and settlements	—	—	—	(112)	(4,006)	(34)
Benefits paid	(14,982)	(11,911)	(102)	(11,168)	(5,995)	(51)
Divestiture	—	—	—	(12,666)	—	—
Transfer of the substitutional portion to the government	—	(117,845)	(1,007)	—	—	—

Fair value of plan assets at end of the fiscal year	¥534,451	¥489,328	$4,182	¥92,025	¥104,394	$892

     In connection with the establishment of the SONY BMG joint venture with Bertelsmann AG as discussed in Note 6, Sony transferred ¥32,140 million of its benefit obligation and ¥12,666 million of its plan assets which were included in Sony’s foreign plans to the joint venture as of August 1, 2004.

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
March 31	2005	2006	2006	2005	2006	2006

Funded status	¥(367,275)	¥(130,541)	$(1,116)	¥(61,573)	¥(89,775)	$(768)
Unrecognized actuarial loss	322,237	169,915	1,452	37,383	41,587	355
Unrecognized net transition asset	(104)	—	—	7	153	1
Unrecognized prior service cost	(134,440)	(135,733)	(1,160)	(501)	(911)	(7)

Net amount recognized	¥(179,582)	¥(96,359)	$(824)	¥(24,684)	¥(48,946)	$(419)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	¥1,795	¥2,650	$23	¥1,351	¥1,226	$10
Accrued pension and severance costs, including current portion	(309,957)	(134,849)	(1,153)	(42,934)	(70,986)	(607)
Intangibles	—	—	—	41	157	1
Accumulated other comprehensive income	128,580	35,840	306	16,858	20,657	177

Net amount recognized	¥(179,582)	¥(96,359)	$(824)	¥(24,684)	¥(48,946)	$(419)

     The accumulated benefit obligation for all defined benefit pension plan as follows:

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
March 31	2005	2006	2006	2005	2006	2006

Accumulated benefit obligation	¥835,420	¥613,055	$5,240	¥121,176	¥143,031	$1,222

     The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
March 31	2005	2006	2006	2005	2006	2006

Projected benefit obligations	¥898,985	¥617,883	$5,281	¥132,556	¥158,353	$1,353
Accumulated benefit obligations	835,420	612,410	5,234	115,147	139,431	1,192
Fair value of plan assets	533,926	488,588	4,176	86,070	99,798	853

     Weighted-average assumptions used to determine benefit obligations as of March 31, 2004, 2005 and 2006 were as follows:

Japanese plans:

March 31	2004	2005	2006

Discount rate	2.4%	2.3%	2.2%
Rate of compensation Increase	3.0	3.3	3.4

Foreign plans:

March 31	2004	2005	2006

Discount rate	5.8%	5.5%	5.1%
Rate of compensation increase	4.0	3.3	3.7

     Weighted-average assumptions used to determine net pension and severance costs for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

Japanese plans:

Years ended March 31	2004	2005	2006

Discount rate	1.9%	2.4%	2.3%
Expected return on plan assets	4.0	3.2	3.5
Rate of compensation increase	3.0	3.3	3.4

     As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances.
     To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.
Foreign plans:

Years ended March 31	2004	2005	2006

Discount rate	6.3%	5.8%	5.4%
Expected return on plan assets	8.3	7.8	7.8
Rate of compensation increase	4.1	4.0	3.7

     Following FAS No.132(R), “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plan discussed above is excluded from the calculation because payments made under the plan are not based on employee compensation.

     Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2005 and 2006 were as follows:

Japanese plans:

March 31	2005	2006

Equity securities	28.0%	38.1%
Debt securities	34.7	47.7
Cash	33.7	6.0
Other	3.6	8.2

Total	100.0%	100.0%

     For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2006, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.
     The actual asset allocation as of March 31, 2005 for Sony’s principal pension plans did not meet the aforementioned target allocation as the Sony Employees’ Pension Fund tentatively held cash to be paid to the Japanese government in relation to the transfer of the substitutional portion of the benefit obligation.
     As a result from the transfer of the Japanese Government of the substitution portion of Sony’s Employee Pension Fund in September 2005, pension plan assets of the Japanese plans as of March 31, 2006 decreased as compared to March 31, 2005.
     Sony makes contributions to its contributory funded defined benefit pension plans as required by government regulation or as deemed appropriate by management after considering the
Foreign plans:

March 31	2005	2006

Equity securities	68.3%	69.1%
Debt securities	23.4	20.8
Real estate	4.0	6.8
Other	4.3	3.3

Total	100.0%	100.0%

fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately ¥33 billion ($286 million) to the Japanese plans and approximately ¥6 billion ($52 million) to the foreign plans during the fiscal year ending March 31, 2007.
     The future benefit payments are expected as follows:

	Japanese plans		Foreign plans
	Yen in	Dollars in	Yen in	Dollars in
	millions	millions	millions	millions

Year ending March 31:
2007	¥17,336	$148	¥7,262	$62
2008	19,081	163	6,764	58
2009	21,002	180	7,532	64
2010	25,400	217	8,326	71
2011	29,102	249	8,994	77
2012–2016	162,183	1,386	56,418	482

16. Stockholders’ equity
(1) Subsidiary tracking stock:
On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders had no direct rights in the equity or assets of SCN or the assets of Sony Corporation.
     On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the number of shares of Sony common stock to be issued upon conversion was calculated by multiplying the number of shares of subsidiary tracking stock as of November 30, 2005, by 1.114, and the number of shares of Sony common stock to be issued upon conversion was 3,452,808.
(2) Common stock:
Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2004, 2005 and 2006 have resulted from the following:

Number of shares

Balance at March 31, 2003	922,385,176
Conversion of convertible bonds	2,944,800
Stock issued under exchange offering	1,088,304

Balance at March 31, 2004	926,418,280
Conversion of convertible bonds	70,765,533
Exercise of stock acquisition rights	27,400

Balance at March 31, 2005	997,211,213
Conversion of convertible bonds	484,200
Conversion of subsidiary tracking stock	3,452,808
Exercise of stock acquisition rights	531,443

Balance at March 31, 2006	1,001,679,664

     At March 31, 2006, 58,976,132 shares of common stock would be issued upon conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.
     On May 1, 2003, Sony Corporation implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony Corporation issued 1,088,304 new shares, and additional paid-in capital increased ¥5,409 million.
     On November 20, 1991, Sony Corporation made a free share distribution of 33,908,621 shares in ratios of one share for each ten shares held for which no accounting entry was required in
Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, ¥201,078 million would have been transferred from retained earnings to the appropriate capital accounts. This has been the only free distribution of common stock where no accounting entry was required in Japan.
     Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.
     The Ordinary General Meeting of Shareholders held on June 20, 2003 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in total not exceeding ¥400 billion and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding ¥1 billion. As a result, Sony Corporation had acquired 2 million outstanding shares of its common stock at an amount in ¥8,200 million.
     The Ordinary General Meeting of Shareholders held on June 22, 2004 approved to amend the articles of incorporation that Sony Corporation may purchase its own shares by a resolution of the Board of Directors, in accordance with the amendments to the Japanese Commercial Code enacted on September 25, 2003. With the amendment of the articles of incorporation, Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders. No common stock and subsidiary tracking stock had been acquired by the resolution of the Board of Directors during the fiscal year ended March 31, 2005 and 2006.
(3) Retained earnings:
The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2006 was ¥565,936 million ($4,837 million). The appropriation of retained earnings for the fiscal year ended March 31, 2006 including cash dividends for the six-month period ended March 31, 2006 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 17, 2006 and was then recorded in the statutory books of account, in accordance with the Japanese Commercial Code.
     Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥2,724 million and ¥13,557 million ($116 million) at March 31, 2005 and 2006, respectively.

(4) Other comprehensive income:
Other comprehensive income for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

			Yen in millions

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

For the fiscal year ended March 31, 2004:
Unrealized gains on securities—
Unrealized holding gains (losses) arising during the period	¥89,861	¥(31,890)	¥57,971
Less: Reclassification adjustment included in net income	(7,371)	1,692	(5,679)
Unrealized losses on derivative instruments—
Unrealized holding gains (losses) arising during the period	11,586	(4,049)	7,537
Less: Reclassification adjustment included in net income	(5,961)	2,617	(3,344)
Minimum pension liability adjustment	162,408	(68,993)	93,415
Foreign currency translation adjustments—
Translation adjustments arising during the period	(134,312)	5,199	(129,113)
Less: Reclassification adjustment included in net income	1,232	—	1,232

Other comprehensive income	¥117,443	¥(95,424)	¥22,019

For the fiscal year ended March 31, 2005:
Unrealized gains on securities—
Unrealized holding gains (losses) arising during the period	¥7,184	¥(1,541)	¥5,643
Less: Reclassification adjustment included in net income	(18,140)	5,216	(12,924)
Unrealized losses on derivative instruments—
Unrealized holding gains (losses) arising during the period	(2,015)	1,806	(209)
Less: Reclassification adjustment included in net income	(2,848)	1,167	(1,681)
Minimum pension liability adjustment	(1,700)	931	(769)
Foreign currency translation adjustments—
Translation adjustments arising during the period	76,585	(2,361)	74,224

Other comprehensive income	¥59,066	¥5,218	¥64,284

For the fiscal year ended March 31, 2006:
Unrealized gains on securities—
Unrealized holding gains (losses) arising during the period	¥125,263	¥(45,633)	¥79,630
Less: Reclassification adjustment included in net income	(64,953)	23,458	(41,495)
Unrealized losses on derivative instruments—
Unrealized holding gains (losses) arising during the period	14,888	(7,023)	7,865
Less: Reclassification adjustment included in net income	(12,597)	5,173	(7,424)
Minimum pension liability adjustment	88,941	(38,735)	50,206
Foreign currency translation adjustments—
Translation adjustments arising during the period	143,888	(3,415)	140,473
Less: Reclassification adjustment included in net income	(17)	—	(17)

Other comprehensive income	¥295,413	¥(66,175)	¥229,238

Dollars in millions

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

For the fiscal year ended March 31, 2006
Unrealized gains on securities—
Unrealized holding gains (losses) arising during the period	$1,071	$(390)	$681
Less: Reclassification adjustment included in net income	(555)	200	(355)
Unrealized losses on derivative instruments—
Unrealized holding gains (losses) arising during the period	127	(60)	67
Less: Reclassification adjustment included in net income	(107)	44	(63)
Minimum pension liability adjustment	760	(331)	429
Foreign currency translation adjustments—
Translation adjustments arising during the period	1,229	(29)	1,200
Less: Reclassification adjustment included in net income	(0)	—	(0)

Other comprehensive income	$2,525	$(566)	$1,959

     During the fiscal years ended March 31, 2004 and 2006, losses of ¥1,232 million and gains of ¥17 million of foreign currency translation adjustments were transferred respectively from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.
     As discussed in Note 6, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the joint venture, the minimum pension liability attributable to employees who were transferred to SONY BMG totaling ¥6,053 million was transferred from other comprehensive income to the carrying value of Sony’s investment in SONY BMG.
17. Stock-based compensation plans
Sony has four types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.
(1) Warrant plan:
Upon issuance of unsecured bonds with detachable warrants which are described in Note 12, Sony Corporation has purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees of Sony. By exercising a warrant, directors, corporate executive officers and employees can purchase the common stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are exercisable up to six years from the date of grant.

     Presented below is a summary of the activities regarding common stock warrants for the fiscal years shown:

	2004		2005		2006
		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	Weighted-average
	shares	exercise price	shares	exercise price	shares	exercise price
Years ended March 31		Yen		Yen		Yen	Dollars

Outstanding at beginning of the fiscal year	3,190,292	¥8,132	3,190,292	¥8,132	2,626,300	¥8,533	$72.93
Expired	—	—	(563,992)	6,264	(558,000)	7,167	61.26

Outstanding at end of the fiscal year	3,190,292	¥8,132	2,626,300	¥8,533	2,068,300	¥8,901	$76.08

Exercisable at end of the fiscal year	2,808,292	¥8,416	2,626,300	¥8,533	2,068,300	¥8,901	$76.08

     There were no warrants granted or exercised during the fiscal years ended March 31, 2004, 2005 and 2006. At March 31, 2006, there were 1,145,900 and 922,400 shares outstanding under warrants with exercise prices of ¥6,039 and ¥12,457 and average remaining lives of 1.75 years and 0.58 years, respectively. The weighted average exercise price and remaining life of outstanding warrants was ¥8,901 and 1.23 years, respectively. All outstanding warrants were exercisable at March 31, 2006.

(2) Convertible bond plan:
Sony has an equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant.
The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

     Presented below is a summary of the activities regarding convertible bond plan for the fiscal years shown:

	2004		2005		2006
		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	Weighted-average
	shares	exercise price	shares	exercise price	shares	exercise price
Years ended March 31		Yen		Yen		Yen	Dollars

Outstanding at beginning of the fiscal year	3,802,700	¥6,870	3,341,700	¥6,852	3,136,400	¥6,861	$58.64
Exercised	—	—	—	—	(484,200)	5,952	50.87
Forfeited	(461,000)	6,943	(205,300)	6,668	(158,700)	7,989	68.28

Outstanding at end of the fiscal year	3,341,700	¥6,852	3,136,400	¥6,861	2,493,500	¥8,133	$69.51

Exercisable at end of the fiscal year	2,614,700	¥7,042	2,923,300	¥6,952	2,493,500	¥8,133	$69.51

     There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2004, 2005 and 2006. All shares under the convertible bond plan were exercisable as of March 31, 2006.
     A summary of convertible bond options outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding and exercisable
				Weighted-
	Number of	Weighted-average		average
Exercise price range	shares	exercise price		remaining life
Yen		Yen	Dollars	Years

¥5,952-10,000	2,117,200	¥7,229	$61.79	3.96
10,001-13,220	376,300	13,220	112.99	4.08

¥5,952-13,220	2,493,500	¥8,133	$69.51	3.98

(3) Stock acquisition rights:
During the fiscal year ended March 31, 2003, Sony adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Commercial Code of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

     Presented below is a summary of the activities regarding stock acquisition rights plan for the fiscal years shown:

	2004		2005		2006
		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	Weighted-average
	shares	exercise price	shares	exercise price	shares	exercise price
Years ended March 31		Yen		Yen		Yen	Dollars

Outstanding at beginning of the fiscal year	2,647,900	¥4,845	5,173,600	¥4,424	7,350,500	¥4,288	$36.65
Granted	2,621,400	4,220	2,433,600	3,996	2,491,600	3,936	33.64
Exercised	—	—	(27,400)	3,896	(364,800)	4,216	36.06
Forfeited	(95,700)	3,896	(229,300)	4,419	(376,600)	4,441	37.96

Outstanding at end of the fiscal year	5,173,600	¥4,424	7,350,500	¥4,288	9,100,700	¥4,351	$37.19

Exercisable at end of the fiscal year	430,900	¥5,291	1,674,000	¥4,652	3,136,200	¥4,629	$39.56

     A summary of stock acquisition rights outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding				Exercisable
Weighted-
	Number of	Weighted-average		average	Number of	Weighted-average
Exercise price range	shares	exercise price		remaining life	shares	exercise price
Yen		Yen	Dollars	Years		Yen	Dollars

¥3,782-5,396	9,100,700	¥4,351	$37.19	8.38	3,136,200	¥4,629	$39.56

     As the exercise prices for the warrant, convertible bond and stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans was not significant for the fiscal years ended March 31, 2004, 2005 and 2006.
     As discussed in Notes 2 and 16, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, all subsidiary tracking stock warrants and acquisition rights were converted to Sony common stock warrants and acquisition rights. In addition to the above tables, 166,643 shares were issued by the exercise of those warrants and acquisition rights. At March 31, 2006, there were no common stock warrants and acquisition rights outstanding which were granted by the conversion.
     As a result of the establishment of the joint venture between Sony’s recorded music business with the recorded music business of Bertelsmann AG (Note 6), employees of Sony’s recorded music business who were granted options under the convertible bond and stock acquisition rights plans prior to the establishment of the joint venture are no longer considered employees of Sony under FAS No. 123 as these individual are now employees of SONY BMG which is accounted for under the equity method. As a result, a compensation charge of ¥340 million was recorded in the fiscal year ended March 31, 2005 based on the fair value method of accounting for stock-based compensation using the Black-Scholes option-pricing model.
     The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2004, 2005 and 2006 were ¥1,413, ¥1,085 and ¥1,585 ($13.55), respectively. The fair value of stock acquisition rights granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Years ended March 31	2004	2005	2006

Weighted-average assumptions:
Risk-free interest rate	2.18%	2.04%	2.90%
Expected lives	3.67 years	3.54 years	6.14 years
Expected volatility	42.83%	35.56%	39.50%
Expected dividend	0.57%	0.62%	0.61%

(4) SAR plan:
Sony granted stock appreciation rights (“SARs”) in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

     The status of the SAR plans is summarized as follows:

	2004		2005		2006
		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	Weighted-average
	SARs	exercise price	SARs	exercise price	SARs	exercise price
Years ended March 31		Yen		Yen		Yen	Dollars

Outstanding at beginning of the fiscal year	2,343,028	¥6,341	1,526,568	¥6,424	865,084	¥7,436	$63.56
Exercised	—	—	(241,134)	3,955	(50,000)	5,020	42.91
Expired or forfeited	(816,460)	5,494	(420,350)	5,855	(628,584)	7,338	62.72

Outstanding at end of the fiscal year	1,526,568	¥6,424	865,084	¥7,436	186,500	¥9,211	$78.73

Exercisable at end of the fiscal year	1,462,391	¥6,421	856,156	¥7,455	186,500	¥9,211	$78.73

     There were no SARs granted during the fiscal years ended March 31, 2004, 2005 and 2006. All SARs were exercisable as of March 31, 2006.

     A summary of SARs outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding and exercisable
		Weighted-		Weighted-
	Number of	average		average
Exercise price range	shares	exercise price		remaining life
Yen		Yen	Dollars	Years

¥4,345- 7,000	39,650	¥5,819	$49.74	5.91
7,001-10,000	100,525	9,143	78.15	1.73
10,001-14,440	46,325	12,260	104.79	4.19

¥4,345-14,440	186,500	¥9,211	$78.73	3.23

     In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the fiscal year ended March 31, 2004, Sony recognized ¥105 million of SARs compensation expense. For the fiscal year ended March 31, 2005, Sony recognized a reduction in SARs compensation expense of ¥74 million. For the fiscal year ended March 31, 2006, Sony recognized ¥70 million ($1 million) of SARs compensation expense.
18. Restructuring charges and asset impairments
As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment, Pictures segment and All Other. For the fiscal years ended March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of ¥168,091 million, ¥89,963 million and ¥138,692 million ($1,185 million), respectively. Significant restructuring charges and asset impairments include the following:
Electronics Segment
In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of ¥143,589 million, ¥83,227 million and ¥125,802 million ($1,075 million), respectively, within the Electronics segment. In addition to the above charges, the Electronics segment also reflects restructuring costs of ¥2,122 million for the fiscal year ended March 31, 2004, that relate to the non-Japan based disc manufacturing and physical distribution businesses that were part of the restructuring charges of the Music business which is discussed below. These restructuring charges were formerly included within the Music segment but were reclassified to the Electronics segment. See Note 25 for more information on this reclassification. Significant restructuring activities are as follows:
Downsizing of CRT TV display operations
Due to the worldwide market shrinkage and demand shift from CRT displays to plasma and LCD panel displays, Sony has begun to implement a worldwide plan to rationalize production facilities of CRT TV display and has been downsizing its business over several years.
     As part of its worldwide plan, Sony made a decision in the fiscal year ended March 31, 2004 to discontinue certain CRT TV display manufacturing operations in Japan. Restructuring charges totaling ¥8,478 million consisted of personnel related costs of ¥3,139 million and non-cash equipment impairment, disposal and other costs of ¥5,339 million. Of the total restructuring charges, ¥158 million was recorded in cost of sales, ¥3,139 million was included in selling, general and administrative expenses, and ¥5,181 million was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2004 and no liability existed as of March 31, 2006.
     In the fiscal year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of ¥7,479 million for CRT TV display manufacturing facilities located in Europe. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2005 and no liability existed as of March 31, 2006.
     In the fiscal year ended March 31, 2006, Sony made a decision to discontinue certain CRT TV display manufacturing operations in the U.S. Restructuring charges totaling ¥32,488 million ($278 million) consisted of personnel related costs of ¥1,962 million ($17 million) and non-cash equipment impairment, disposal and other costs of ¥30,526 million ($261 million). Of the total restructuring charges, ¥6,982 million ($60 million) was recorded in cost of sales, and ¥25,506 million

($218 million) was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. This phase of the restructuring program was completed in the fiscal year ended March 31, 2006. The remaining liability balance as of March 31, 2006 was ¥3,852 million ($33 million) with a large portion of the liabilities to be paid during the fiscal year ending March 31, 2007.
     In the fiscal year ended March 31, 2006, as part of this restructuring program, Sony recorded a non-cash impairment charge of ¥2,856 million ($24 million) for CRT TV display manufacturing facilities located in Southeast Asia. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2006 and no liability existed as of March 31, 2006.
     The worldwide plan to rationalize production facilities of CRT TV display was substantially completed during the fiscal year ended March 31, 2006.
Closing of a semiconductor plant in the U.S.
Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the fiscal year ended March 31, 2003, to close a semiconductor plant in the U.S. This restructuring activity was completed in the fiscal year ended March 31, 2005 and total restructuring charges of ¥4,936 million have been incurred through March 31, 2005. The remaining liability balance as of March 31, 2006 was ¥152 million ($1 million) and will be substantially paid through the fiscal year ending March 31, 2007.
     During the fiscal year ended March 31, 2004, Sony recorded net restructuring charges totaling ¥874 million which consisted of the accelerated depreciation and write-down of equipment of ¥1,982 million, gain on disposal of assets of ¥1,962 million, and ¥854 million of other costs including lease contract termination costs. Among these charges ¥1,760 million was recorded in cost of sales, while asset write-down and disposal costs of ¥1,076 million and the gain on asset disposals of ¥1,962 million were included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
     During the fiscal year ended March 31, 2005, Sony sold the facilities and recorded a gain on disposal of ¥1,794 million. The gain was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
Retirement programs
In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in its Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling ¥115,149 million, ¥50,960 million and ¥45,116 million ($386 million) for the fiscal years ended March 31, 2004, 2005 and 2006, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2006 was ¥19,424 million ($166 million) and will be paid through the fiscal year ending March 31, 2007. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, as well as headquarters and administrative functions.
Pictures Segment
In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2004 and 2005, Sony recorded total restructuring charges of ¥4,611 million and ¥385 million, respectively, within the Pictures segment. There were no restructuring charges incurred for the fiscal year ended March 31, 2006. Significant restructuring activities are the following:
Consolidation of television operations
Due to changes within the television production and distribution business, the competition between network owned production companies and other production and distribution companies to license product to the major televisions networks has become more intense. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. This trend has resulted in an increase in the number of new programs being distributed yet canceled in their first or second season, which are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication, which are generally more profitable. As a result, in the fiscal year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. This restructuring program was completed in the fiscal year ending March 31, 2005, and the total cost of the program from the inception was ¥8,932 million. No liability existed as of March 31, 2006.

Fixed cost reduction program
During the fiscal year ended March 31, 2004, the Pictures segment implemented a fixed cost reduction program to further reduce its operating costs. This restructuring program primarily related to the reduction of staffing levels and the disposal of certain long-lived assets. This restructuring program was completed during the fiscal year ended March 31, 2005 and the total cost of this restructuring program was ¥4,996 million.
     The Pictures segment recorded ¥4,611 million of these costs during the fiscal year ended March 31, 2004. These restructuring charges consisted of personnel related costs of ¥993 million, non-cash asset impairment and disposal costs of ¥1,746 million, and other costs of ¥1,872 million including those relating to the buy-out of term deal commitments. Of the restructuring costs incurred, ¥1,525 million was included in cost of sales, ¥1,340 million was included in selling, general and administrative expenses, and ¥1,746 million was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
     During the fiscal year ended March 31, 2005, the Pictures segment completed the fixed cost reduction program and recorded ¥385 million of additional restructuring costs. These restructuring charges consisted primarily of personnel related costs of ¥292 million which were included in selling, general and administrative expenses in the consolidated statements of income. No liability existed as of March 31, 2006.
All Other (Music Business)
Due to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music business for the future by looking to create a more effective and profitable business model. As a result, the Music business has undergone a worldwide restructuring program since the fiscal year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide excluding Japan. As part of this restructuring program, Sony combined its recorded music business with the recorded music business of Bertelsmann AG to form SONY BMG, a joint venture that is accounted for under the equity method. See Note 6 for more information on this transaction. For the fiscal years ended March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of ¥10,691 million, ¥3,025 million and ¥129 million ($1 million), respectively, related to the restructuring of the Music business excluding Japan. Of these restructuring charges, ¥2,122 million for the fiscal year ended March 31, 2004, was recorded in the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment but reclassified to the
Electronics segment. See Note 25 for more information on this reclassification. This worldwide restructuring of the Music business was completed during the fiscal year ended March 31, 2006, and the total cost of the program was ¥52,702 million, which was incurred from the inception of the program through the fiscal year ended March 31, 2006. The restructuring costs within the Music business do not include the restructuring costs of SONY BMG since the establishment of the joint venture. At March 31, 2006, the liability balance was ¥1,193 million ($10 million) which is expected to be settled during the fiscal year ending March 31, 2007.
     In addition to the above, Sony also recorded restructuring charges of ¥1,291 million, ¥803 million and ¥346 million ($3 million) for the fiscal years ended March 31, 2004, 2005 and 2006, respectively, in Japan, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statements of income.
     Significant restructuring activities included the following:
     During the fiscal year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music business, which resulted in restructuring charges totaling ¥10,691 million. Restructuring activities included the continuation of the shutdown of the CD manufacturing facility in the U.S. as well as the restructuring of music label operations and the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of ¥5,137 million, lease abandonment costs of ¥1,323 million and other related costs of ¥4,231 million including non-cash asset impairment and disposal costs. Most of these charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
     During the fiscal year ended March 31, 2005, in continuation of the worldwide restructuring program and in connection with the establishment of the joint venture with Bertelsmann AG (Note 6), Sony recorded restructuring charges totaling ¥3,025 million within the Music business. Restructuring activities included the shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG as well as the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of ¥883 million and other related costs of ¥2,142 million. These charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

     During the fiscal year ended March 31, 2006, the worldwide restructuring program was completed and Sony recorded additional restructuring charges totaling ¥129 million ($1 million), primarily consisting of other associated restructuring costs. Restructuring activities included the further shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG. These charges are included in selling, general and administrative expenses in the consolidated statements of income.
All Other (U.S. Entertainment Complex)
As part of its efforts to restructure and eliminate certain non-core businesses, Sony reached an agreement to sell a U.S. entertainment complex in March 2006. As a result, Sony recorded an impairment charge of ¥8,522 million ($73 million). The impairment charge was based on the negotiated sales price of the complex, and is recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

     The changes in the accrued restructuring charges for the fiscal years ended March 31, 2004, 2005 and 2006 are as follows:
Yen in millions

	Employee	Non-cash	Other
	termination	write-downs	associated
	benefits	and disposals	costs	Total

Balance at March 31, 2003	¥14,784	—	¥5,787	¥20,571
Restructuring costs	133,367	¥19,170	15,554	168,091
Non-cash charges	—	(19,170)	—	(19,170)
Cash payments	(124,674)	—	(13,686)	(138,360)
Adjustments	1,173	—	333	1,506

Balance at March 31, 2004	24,650	—	7,988	32,638
Restructuring costs	53,563	25,564	10,836	89,963
Non-cash charges	—	(25,564)	—	(25,564)
Cash payments	(61,523)	—	(10,427)	(71,950)
Adjustments*	(1,705)	—	(3,096)	(4,801)

Balance at March 31, 2005	14,985	—	5,301	20,286
Restructuring costs	48,255	76,999	13,438	138,692
Non-cash charges	—	(76,999)	—	(76,999)
Cash payments	(42,152)	—	(7,929)	(50,081)
Adjustments	(1,227)	—	3	(1,224)

Balance at March 31, 2006	¥19,861	—	¥10,813	¥30,674

Dollars in millions
	Employee	Non-cash	Other
	termination	write-downs	associated
	benefits	and disposals	costs	Total

Balance at March 31, 2005	$128	—	$45	$173
Restructuring costs	412	$658	115	1,185
Non-cash charges	—	(658)	—	(658)
Cash payments	(360)	—	(68)	(428)
Adjustments	(10)	—	0	(10)

Balance at March 31, 2006	$170	—	$92	$262

*Adjustments primarily consist of the transfer of the accrued restructuring charges to SONY BMG, a joint venture with Bertelsmann AG (Note 6).

19.Research and development costs, advertising costs and shipping and handling costs
(1) Research and development costs:
Research and development costs charged to cost of sales for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥514,483 million, ¥502,008 million and ¥531,795 million ($4,545 million), respectively.
(2) Advertising costs:
Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥421,433 million, ¥359,661 million and ¥419,508 million ($3,586 million), respectively.

(3) Shipping and handling costs:
Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥106,590 million, ¥107,983 million and ¥114,500 million ($979 million), respectively, which included the internal transportation costs of finished goods.
20.Gain on change in interest in subsidiaries and equity investees
In January 2004, FeliCa Networks, Inc., whose field of business is Mobile FeliCa IC chip development and production/sales licensing and operation of the Mobile FeliCa service platform, issued 115,000 shares at ¥100,000 per share with a total value of ¥11,500 million in connection with its private offering. As a result of this issuance, Sony recorded a gain of ¥3,364 million and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 100% to 60%.
     In addition to the above transaction, for the fiscal year ended March 31, 2004, Sony recognized ¥1,506 million of other gains on change in interest in subsidiaries and equity investees resulting in total gains of ¥4,870 million.
     In August 2, 2004, Monex Inc., which provided on-line security trading services in Japan, and Nikko Beans, Inc. established Monex Beans Holdings, Inc. by way of share transfer of the then existing shares of Monex Inc. and Nikko Beans, Inc.. At this establishment, 1 share of Monex Beans Holdings, Inc. was allotted to each share of Monex Inc. and 3.4 shares of Monex Beans Holdings, Inc. were allotted to each share of Nikko Beans, Inc.. As a result of this share transfer, Monex Beans Holdings, Inc. issued 2,344,687 shares and Sony recorded a gain of ¥8,951 million and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 29.9% to 20.1%.
     In September 2004, So-net M3 Inc., which provides medical services via the Internet in Japan, issued 2,800 shares at ¥850,000 per share with a total value of ¥2,380 million in connection with its initial public offering. SCN, a parent company of So-net M3 Inc., sold 3,260 shares of So-net M3 Inc., at ¥790,500 per share with a total value of ¥2,577 million. In October 2004, SCN sold 740 shares of So-net M3 Inc., at ¥790,500 per share with a total value of ¥585 million. As a result of these transactions, Sony recorded a ¥1,823 million gain on issuance of stock by So-net M3 Inc. and provided deferred taxes on this gain. In addition, Sony recorded a ¥2,876 million gain on the sale of its shares of So-net M3 Inc. These transactions reduced Sony’s ownership interest from 90.0% to 74.8%.
     In January 2005, DeNA Co., Ltd., whose field of business is the operation of on-line auction websites in Japan, issued
14,000 shares at ¥204,600 per share with a total value of ¥2,864 million in connection with its initial public offering. In March 2005, SCN, which had owned a 27.7% interest in DeNA Co., Ltd., sold 2,000 shares of DeNA Co., Ltd. at ¥204,600 per share with a total value of ¥409 million. As a result of these transactions, Sony recorded a ¥686 million gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a ¥76 million gain on the sale of its shares of DeNA Co., Ltd.. These transactions reduced Sony’s ownership interest from 27.7% to 24.8%.
     In addition to the above transactions, for the fiscal year ended March 31, 2005, Sony recognized ¥1,911 million of other gains on change in interest in subsidiaries and equity investees resulting in total gains of ¥16,322 million.
     In June 2005, SCN sold 17,935 shares of So-net M3 Inc., at ¥694,600 ($5,937) per share with a total value of ¥12,458 million ($106 million). As a result of this sale, Sony recorded a ¥11,979 million ($102 million) gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 74.8% to 60.8%.
     In June 2005, SCN sold 7,000 shares of DeNA Co., Ltd. at ¥863,040 ($7,376) per share with a total value of ¥6,041 million ($52 million). In March 2006, DeNA Co., Ltd. issued 14,300 shares at ¥314,138 ($2,685) per share with a total value of ¥4,492 million ($38 million) in connection with its private offering. As a result of these transactions, Sony recorded an ¥821 million ($7 million) gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a ¥5,817 million ($50 million) gain on the sale of its shares of DeNA Co., Ltd. These transactions reduced Sony’s ownership interest from 24.8% to 19.1%.
     In September 2005, Sony Corporation sold 230,000 shares of Monex Beans Holdings, Inc. at ¥119,040 ($1,017) per share with a total value of ¥27,379 million ($234 million). As a result of this sale, Sony recorded a ¥20,590 million ($176 million) gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 20.1% to 10.3%. See Note 6 for more information on this transaction.
     In December 2005, SCN issued 20,000 shares at ¥320,960 ($2,743) per share with a total value of ¥6,419 million ($55 million) in connection with its initial public offering. Sony Corporation and Sony Finance International Inc., which had owned 82.6% and 17.4% interests in SCN, respectively, sold 66,000 shares and 4,000 shares of SCN, respectively, at ¥320,960 ($2,743) per share with a total value of ¥22,467 million ($192 million). In January 2006, Sony Corporation sold 12,000 shares of SCN at ¥320,960 ($2,743) per share with a total value of ¥3,852 million ($33 million). As a result of these transactions, Sony recorded a ¥4,226 million ($36 million) gain on issuance of stock by SCN and provided deferred taxes on this gain. In addition, Sony recorded a ¥17,321 million ($148 million) gain on the sale of its shares of SCN. These transactions reduced Sony’s ownership interest from 100% to 60.1%.
     In addition to the above transactions, for the fiscal year ended March 31, 2006, Sony recognized ¥80 million ($1 million) of other gains on change in interest in subsidiaries and equity investees resulting in total gains of ¥60,834 million ($520 million).
     These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

21. Income taxes
Income before income taxes and income tax expense comprise the following:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	¥(84,571)	¥5,005	¥243,927	$2,085
Foreign subsidiaries	228,638	152,202	42,402	362

	¥144,067	¥157,207	¥286,329	$2,447

Income taxes—Current:
Sony Corporation and subsidiaries in Japan	¥22,286	¥23,497	¥55,154	$471
Foreign subsidiaries	64,933	62,013	41,246	353

	¥87,219	¥85,510	¥96,400	$824

Income taxes—Deferred:
Sony Corporation and subsidiaries in Japan	¥(32,845)	¥4,976	¥105,938	$905
Foreign subsidiaries	(1,600)	(74,442)	(25,823)	(221)

	¥(34,445)	¥(69,466)	¥80,115	$684

     Sony is subjected to a number of different income taxes. Due to changes in Japanese income tax regulations, a consolidated tax filing system was introduced on April 1, 2002. Sony applied to file its return under the consolidated tax filing system beginning with the fiscal year ended March 31, 2004. Under the Japanese consolidated tax filing system, a 2% surtax was imposed only for the fiscal year ended March 31, 2004. As a result, the statutory tax rate was 43.9% for the fiscal year ended March 31, 2004.
     During the fiscal year ended March 31, 2005, a corporation size-based enterprise tax was introduced in Japan and the portion of enterprise tax subject to income was reduced. As a result, the statutory tax rate for the fiscal year ended March 31, 2005 was approximately 41% effective April 1, 2004. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities was insignificant.

     Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

Years ended March 31	2004	2005	2006

Statutory tax rate	43.9%	41.0%	41.0%

Increase (reduction) in taxes resulting from:
Income tax credits	(2.4)	(0.1)	(1.3)
Change in valuation allowances	6.5	(22.7)	21.6
Increase (decrease) in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(9.2)	(4.0)	4.5
Lower tax rate applied to life and non-life insurance business in Japan	(2.6)	(1.9)	(3.2)
Other	0.4	(2.1)	(1.0)

Effective income tax rate	36.6%	10.2%	61.6%

     The significant components of deferred tax assets and liabilities are as follows:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Deferred tax assets:
Operating loss carryforwards for tax purposes	¥193,212	¥146,206	$1,250
Accrued pension and severance costs	159,610	95,226	814
Film costs	56,746	51,937	444
Warranty reserve and accrued expenses	56,551	52,008	445
Future insurance policy benefits	36,654	24,785	212
Accrued bonus	34,536	27,353	234
Inventory—intercompany profits and write-down	30,270	47,578	407
Depreciation	15,320	34,052	291
Tax credit carryforwards	8,552	39,443	337
Reserve for doubtful accounts	6,574	7,479	64
Impairment of investments	52,501	52,658	450
Deferred revenue in the Pictures segment	12,947	16,713	143
Other	88,077	144,337	1,232

Gross deferred tax assets	751,550	739,775	6,323
Less: Valuation allowance	(89,110)	(150,899)	(1,290)

Total deferred tax assets	662,440	588,876	5,033

Deferred tax liabilities:
Insurance acquisition costs	(135,083)	(136,919)	(1,170)
Unbilled accounts receivable in the Pictures segment	(57,314)	(49,953)	(427)
Unrealized gains on securities	(41,564)	(63,739)	(545)
Intangible assets acquired through stock exchange offerings	(35,418)	(34,627)	(296)
Undistributed earnings of foreign subsidiaries	(30,865)	(66,719)	(570)
Gain on securities contribution to employee retirement benefit trust	(6,184)	(3,992)	(34)
Other	(58,714)	(65,151)	(557)

Gross deferred tax liabilities	(365,142)	(421,100)	(3,599)

Net deferred tax assets	¥297,298	¥167,776	$1,434

     The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were an increase of ¥11,509 million for the fiscal year ended March 31, 2004, a decrease of ¥38,467 million for the fiscal year ended March 31, 2005 and an increase of ¥61,789 million ($528 million) for the fiscal year ended March 31, 2006. The increase during the fiscal year ended March 31, 2006 resulted from a provision for additional valuation allowances due to continued losses recorded by Sony Corporation and certain subsidiaries mainly in the electronics business.
     As a result of operating losses in the past, certain consolidated subsidiaries in the U.S. had recognized valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, because of improved operating results in recent years and a sound outlook for the future operating performance of certain consolidated subsidiaries in the U.S., Sony reversed ¥67,892 million of valuation allowance, resulting in a reduction of income tax expenses for the fiscal year ended March 31, 2005.
     Tax benefits which have been realized through utilization of operating loss carryforwards for the fiscal years ended March 31, 2004, 2005 and 2006 were approximately ¥12,000 million, ¥30,000 million and ¥42,000 million ($359 million), respectively.

     Net deferred tax assets are included in the consolidated balance sheets as follows:

			Dollars in
	Yen in millions		millions
March 31	2005	2006	2006

Current assets—
Deferred income taxes	¥141,154	¥221,311	$1,892
Other assets—
Deferred income taxes	240,396	178,751	1,528
Current liabilities—
Other	(12,025)	(15,789)	(136)
Long-term liabilities—
Deferred income taxes	(72,227)	(216,497)	(1,850)

Net deferred tax assets	¥297,298	¥167,776	$1,434

     At March 31, 2006, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥1,065,809 million ($9,109 million), and on the gain of ¥61,544 million on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2006 for such temporary differences amounted to ¥228,546 million ($1,953 million).
     Operating loss carryforwards for corporate income tax and local income tax purposes of Sony Corporation and certain consolidated subsidiaries in Japan at March 31, 2006 amounted to ¥121,530 million ($1,039 million) and ¥484,397 million ($4,140 million), respectively, which are available as an offset against future taxable income. Deferred tax asset on the operating loss carryforwards for corporate income tax and local income tax in Japan are calculated by multiplying approximately 28% and 13%, respectively.
     Operating loss carryforwards for tax purposes of certain foreign consolidated subsidiaries at March 31, 2006 amounted to ¥173,624 million ($1,484 million).
     With the exception of ¥111,265 million ($951 million) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.
     Tax credit carryforwards for tax purposes at March 31, 2006 amounted to ¥39,443 million ($337 million). With the exception of ¥9,116 million ($78 million) with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years.
     Realization of deferred tax assets related to loss carryforwards and tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to expiration period. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

22. Reconciliation of the differences between basic and diluted net income per share (“EPS”)
(1) Income before cumulative effect of accounting changes and net income allocated to each class of stock:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Income before cumulative effect of an accounting change allocated to common stock	¥90,756	¥168,498	¥122,308	$1,046
Income allocated to subsidiary tracking stock	(128)	53	1,308	11

Income before cumulative effect of an accounting change	¥90,628	¥168,551	¥123,616	$1,057

Net income allocated to common stock	¥88,639	¥163,785	¥122,308	$1,046
Net income allocated to subsidiary tracking stock	(128)	53	1,308	11

Net income	¥88,511	¥163,838	¥123,616	$1,057

     As discussed in Note 2, the earnings allocated to subsidiary tracking stock were determined based on the subsidiary tracking stockholders’ economic interest. The accumulated losses of SCN (the subsidiary tracking stock entity as discussed in Note 16) used for computation of earnings per share attributable to subsidiary tracking stock were ¥1,764 million and ¥1,358 million as of March 31, 2004 and 2005, respectively.
     As discussed in Notes 2 and 16, on October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the earnings allocated to common stock for the fiscal year ended March 31, 2006 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005. The accumulated gains of SCN used for computation of earnings per share attributable to subsidiary tracking stock were ¥8,578 million as of November 30, 2005.

(2) EPS attributable to common stock:
Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Income before cumulative effect of an accounting change allocated to common stock	¥90,756	¥168,498	¥122,308	$1,046
Effect of dilutive securities:
Convertible bonds	2,260	1,209	—	—
Subsidiary tracking stock	—	(0)	(29)	(0)

Income before cumulative effect of an accounting change allocated to common stock for diluted EPS computation	¥93,016	¥169,707	¥122,279	$1,046

	Thousands of shares

Weighted-average shares	923,650	931,125	997,781
Effect of dilutive securities:
Warrants and stock acquisition rights	48	61	915
Convertible bonds	121,120	112,589	47,468

Weighted-average shares for diluted EPS computation	1,044,818	1,043,775	1,046,164

	Yen			Dollars

Basic EPS	¥98.26	¥180.96	¥122.58	$1.05

Diluted EPS	¥89.03	¥162.59	¥116.88	$1.00

     Potential common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during the fiscal year, were 6,796 thousand shares, 7,987 thousand shares and 10,483 thousand shares for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.
     Warrants and stock acquisition rights of subsidiary tracking stock for the fiscal year ended March 31, 2004 which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.
     Stock options issued by affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2004, 2005 and 2006, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.
     On May 1, 2003, Sony implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 1,088 thousand shares. The shares were included in the computation of basic and diluted EPS.
     As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change for the fiscal year ended March 31, 2004 was restated in the above table (Note 2).
(3) EPS attributable to subsidiary tracking stock:
Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the fiscal years ended March 31, 2004 and 2005 were 3,072 thousand shares. At March 31, 2004 and 2005, there were no potentially dilutive securities for net income per subsidiary tracking stock, as tracking stock shares outstanding were increased upon potential subsidiary tracking stocks’ being exercised, which resulted in a proportionate increase in earnings allocated to the subsidiary tracking stock. However, they could have a dilutive effect on net income per common stock, as earnings allocated to the common stock would be decreased.
     As discussed, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1,

2005. As a result of the conversion, earnings per share of the subsidiary tracking stock for the fiscal year ended March 31, 2006 are not presented.
23. Variable interest entities
Sony has, from time to time, entered into various arrangements with VIEs. These arrangements consist of facilities which provide for the leasing of certain property, the financing of film production, the implementation of a stock option plan for Japanese employees and the U.S.-based music publishing business. As described in Note 2, the FASB issued FIN No. 46, which requires the consolidation or disclosure of VIEs. The VIEs that have been consolidated by Sony are described as follows:
     Sony leases the headquarters of its U.S. subsidiary from a VIE, which has been consolidated by Sony since July 1, 2003. Upon consolidation of the VIE, assets and liabilities increased by ¥25,277 million and ¥27,035 million, respectively, and a cumulative effect of accounting change of ¥1,729 million was charged to net income with no tax effect. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for ¥29,942 million ($256 million). The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than ¥29,942 million ($256 million), Sony is obligated to make up the lesser of the shortfall or ¥25,128 million ($215 million).
     A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of ¥47,673 million. Of this amount, ¥1,292 million was contributed by the subsidiary, ¥11,155 million was provided by unrelated third party investors and the remaining funding is provided through a ¥35,226 million bank credit facility. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by ¥10,179 million and ¥10,586 million, respectively, and a cumulative effect of accounting change of ¥388 million was charged to net income with no tax effect. As of March 31, 2006, there were no amounts outstanding under the bank credit facility. Under the agreement, the subsidiary’s ¥1,292 million ($11 million) equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to ¥2,231 million ($19 million) of any losses out of a portion of its distribution fees. Any losses incurred by the VIE over and above ¥3,523 million ($30 million) will be shared by the other investors. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement.
     Sony utilized a VIE to implement a SAR plan (Note 17) for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. With respect to this entity, there was no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the SAR plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony held treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan. The SAR plan was terminated during the fiscal year ended March 31, 2006 and there were no amounts outstanding under the bank loan at March 31, 2006.
     Sony’s U.S.-based music publishing subsidiary is a joint venture with a third party investor that was determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits. In addition, the third party investor receives a guaranteed annual dividend of up to $7 million and has the option to put its 50% ownership interest to Sony in exchange for a payment of $200 million. At March 31, 2006, the fair value of the third party’s 50% interest exceeded $200 million.
     VIEs in which Sony holds a significant variable interest but is not the primary beneficiary are described as follows:
     As described in Note 6, on April 8, 2005, a consortium led by SCA and its equity partners completed the acquisition of MGM. Sony has reviewed the investment and determined that MGM Holdings is a VIE. However, MGM Holdings is not consolidated but accounted for under the equity method as Sony is not the primary beneficiary of this VIE as Sony absorbs less than 50% of expected losses and does not have the right to receive greater than 50% of expected residual returns. MGM continues to operate as a private company and continues to engage in the production and distribution of film content. Through its current ownership of MGM Holdings’ common stock, Sony records 45% of MGM Holdings’ net income (loss) as equity in net income of affiliated companies.
     On December 30, 2005, a subsidiary in the Pictures segment entered into a production/co-financing agreement with a VIE to co-finance 11 films scheduled to be released over the following 15 months. The subsidiary will receive approximately $400 million over the term of the agreement. The subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs. As of March 31, 2006, only one co-financed film has been released by the company. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. In April 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance an additional 11 films scheduled to be released over the following 24 months. The subsidiary will receive approximately $330 million over the term of the agreement. Similar to the first agreement, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs.
24. Commitments and contingent liabilities
(1) Commitments:
A. Purchase Commitments
Commitments outstanding at March 31, 2006 amounted to ¥285,774 million ($2,443 million). The major components of these commitments are as follows:
     In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2006, such commitments outstanding were ¥69,286 million ($592 million).
     Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements cover various periods through March 31, 2008. As of March 31, 2006, these subsidiaries were committed to make payments under such contracts of ¥43,659 million ($373 million).
     A subsidiary in the Pictures segment has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expires on December 31, 2006 if a minimum of 36 films have been delivered as of that date. If 36 films have not been delivered by December 31, 2006, the distribution agreement expires on the earlier of the delivery of the 36th film or May 25, 2007. It is estimated that the third party will produce or acquire a total of 43 films under the distribution agreement. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2006, 34 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is ¥33,077 million ($283 million).
     In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World CupTM* from 2007 to 2014. As of March 31, 2006, Sony Corporation was committed to make payments under such contract of ¥34,639 million ($296 million).

*	FIFA World CupTM is a registered trademark of FIFA.
     The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

	Yen in	Dollars in
	millions	millions

Year ending March 31:
2007	¥139,130	$1,190
2008	44,538	381
2009	46,966	401
2010	6,003	51
2011	6,553	56
Thereafter	42,584	364

Total	¥285,774	$2,443

B. Loan Commitments
Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2006, the total unused portion of the line of credit extended under these contracts was ¥326,691 million ($2,792 million).
     In August 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann AG have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, provides for a base commitment of $300 million and additional incremental borrowings of up to $150 million. As of March 31, 2006, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2006 was ¥26,325 million ($225 million).
     The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.
(2) Contingent liabilities:
Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to ¥21,072 million ($180 million) at March 31, 2006. The major components of the contingent liabilities are as follows:

     Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly within 1 year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was ¥9,325 million ($80 million) and was not recorded on the consolidated balance sheet as of March 31, 2006.
     The European Commission (“EC”) has issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive generally requires electronics producers after August 2005 to be responsible for financing the cost for collection, treatment, recovery and safe disposal of waste products. In some member states of the European Union (“EU”) the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. During the fiscal year ended March 31, 2006, the cost that has been accrued in respect to the above mentioned WEEE responsibilities was not material to Sony’s results of operations and financial position. While the cost of this WEEE directive to Sony cannot be determined before the regulation is finally adopted in all individual member states that have to transpose the directive into national legislation, Sony continues to evaluate the impact of this regulation.
     Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees were not recorded on the consolidated balance sheet as of March 31, 2006.
     Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.

     The changes in product warranty liability for the fiscal years ended March 31, 2005 and 2006 are as follows:

			Dollars in
	Yen in millions		millions
Years ended March 31	2005	2006	2006

Balance at beginning of the fiscal year	¥50,670	¥44,919	$384
Additional liabilities for warranties	33,493	48,471	414
Settlements (in cash or in kind)	(40,358)	(45,162)	(386)
Changes in estimate for pre-existing warranty reserve	(751)	70	1
Translation adjustment	1,865	1,172	10

Balance at end of the fiscal year	¥44,919	¥49,470	$423

25. Business segment information
Effective for the fiscal year ended March 31, 2006, Sony has partly changed its business segment configuration as described below.
     As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the “Other” category in the Electronics segment. In addition, effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses. Results for the fiscal year ended March 31, 2004 and 2005 in the Electronics segment have been restated to account for these reclassifications. As a result of these changes in the Music segment, Sony no longer breaks out the Music segment as a reportable segment as it no longer meets the materiality threshold. Effective April 1, 2005, results for the Music segment are included within All Other. Accordingly, results for the fiscal year ended March 31, 2004 and 2005 in the Electronics segment and All Other have been restated to conform to the presentation for the fiscal year ended March 31, 2006.
     In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the fiscal year ended March 31, 2004 and the three months ended June 30, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game businesses within the Sony Group as a whole.

     The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation, PlayStation 2 and PlayStation Portable game consoles and related software mainly in Japan, the United States of America and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. All Other consists of various operating activities, primarily including a business focused on network service business including Internet-related services, an animation production and marketing business, an imported general merchandise retail business, an advertising agency business in Japan, and the Music business, which was formerly reported as a reportable segment, described above. Sony’s products and services are generally unique to a single operating segment.
     The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments
Sales and operating revenue:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Sales and operating revenue:
Electronics
Customers	¥4,858,631	¥4,806,494	¥4,763,555	$40,714
Intersegment	228,834	260,339	386,922	3,307
Total	5,087,465	5,066,833	5,150,477	44,021

Game
Customers	753,732	702,524	918,251	7,848
Intersegment	26,488	27,230	40,368	345
Total	780,220	729,754	958,619	8,193

Pictures
Customers	756,370	733,677	745,859	6,375
Intersegment	—	—	—	—
Total	756,370	733,677	745,859	6,375

Financial Services
Customers	565,752	537,715	720,566	6,159
Intersegment	27,792	22,842	22,649	194
Total	593,544	560,557	743,215	6,353

All Other
Customers	561,906	379,206	327,205	2,797
Intersegment	100,903	80,688	81,676	698
Total	662,809	459,894	408,881	3,495

Elimination	(384,017)	(391,099)	(531,615)	(4,544)

Consolidated total	¥7,496,391	¥7,159,616	¥7,475,436	$63,893

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other. All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Segment profit or loss:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Operating income (loss):
Electronics	¥(8,082)	¥(34,273)	¥(30,930)	$(264)
Game	67,578	43,170	8,747	75
Pictures	35,230	63,899	27,436	234
Financial Services	55,161	55,490	188,323	1,610
All Other	(16,225)	4,188	16,183	138

Total	133,662	132,474	209,759	1,793
Elimination	12,658	14,016	13,786	118
Unallocated amounts:
Corporate expenses	(47,418)	(32,571)	(32,290)	(276)

Consolidated operating income	98,902	113,919	191,255	1,635
Other income	122,290	97,623	153,616	1,313
Other expenses	(77,125)	(54,335)	(58,542)	(501)

Consolidated income before income taxes	¥144,067	¥157,207	¥286,329	$2,447

     Operating income is sales and operating revenue less costs and operating expenses.
Assets:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Total assets:
Electronics	¥3,036,404	¥3,476,465	¥3,548,720	$30,331
Game	684,226	482,037	520,394	4,448
Pictures	856,517	863,056	1,029,907	8,803
Financial Services	3,475,039	3,885,517	4,565,607	39,022
All Other	763,911	577,733	617,868	5,281

Total	8,816,097	9,284,808	10,282,496	87,885
Elimination	(282,057)	(398,074)	(361,392)	(3,089)
Corporate assets	556,622	612,366	686,649	5,869

Consolidated total	¥9,090,662	¥9,499,100	¥10,607,753	$90,665

     Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

Other significant items:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Depreciation and amortization:
Electronics	¥214,400	¥276,704	¥304,561	$2,603
Game	57,256	16,504	5,087	44
Pictures	7,844	5,598	7,401	63
Financial Services, including deferred insurance acquisition costs	56,586	52,788	47,736	408
All Other	26,066	17,012	12,755	109

Total	362,152	368,606	377,540	3,227
Corporate	4,117	4,259	4,303	37

Consolidated total	¥366,269	¥372,865	¥381,843	$3,264

Capital expenditures for segment assets:
Electronics	¥253,621	¥312,216	¥328,625	$2,809
Game	100,360	18,824	8,405	72
Pictures	6,013	5,808	10,097	86
Financial Services	4,618	3,845	4,456	38
All Other	12,134	7,928	4,186	36

Total	376,746	348,621	355,769	3,041
Corporate	1,518	8,197	28,578	244

Consolidated total	¥378,264	¥356,818	¥384,347	$3,285

     The capital expenditures in the above table represent the additions to fixed assets of each segment.
     The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management. Effective for the fiscal year ended March 31, 2006, Sony has partly changed its product category configuration. The main change is that the professional-use projector product group has been moved from “Televisions” to “Information and Communications”. Accordingly, sales and operating revenue for the fiscal years ended March 31, 2004 and 2005 have been restated to conform to the presentation for the fiscal year ended March 31, 2006.

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Audio	¥675,496	¥571,864	¥536,187	$4,583
Video	949,320	1,036,328	1,021,325	8,729
Televisions	884,600	921,195	927,769	7,930
Information and Communications	878,855	816,150	842,537	7,201
Semiconductors	253,237	246,314	240,771	2,058
Components	623,799	619,477	656,768	5,613
Other	593,324	595,166	538,198	4,600

Total	¥4,858,631	¥4,806,494	¥4,763,555	$40,714

Geographic information:
Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2004, 2005 and 2006 and long-lived assets as of March 31, 2004, 2005 and 2006 are as follows:

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Sales and operating revenue:
Japan	¥2,220,747	¥2,100,793	¥2,168,723	$18,536
U.S.A.	2,121,110	1,977,310	1,957,644	16,732
Europe	1,765,053	1,612,536	1,715,704	14,664
Other	1,389,481	1,468,977	1,633,365	13,961

Total	¥7,496,391	¥7,159,616	¥7,475,436	$63,893

				Dollars in
	Yen in millions			millions
March 31	2004	2005	2006	2006

Long-lived assets:
Japan	¥1,430,443	¥1,414,632	¥1,449,997	$12,393
U.S.A.	671,534	662,120	757,055	6,471
Europe	211,147	183,620	165,352	1,413
Other	133,640	144,896	159,647	1,364

Total	¥2,446,764	¥2,405,268	¥2,532,051	$21,641

     There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.
     Transfers between reportable business or geographic segments are made at arms-length prices.
     There are no sales and operating revenue with a single major external customer for the fiscal years ended March 31, 2004, 2005 and 2006.

     The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2004, 2005 and 2006. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

				Dollars in
	Yen in millions			millions
Years ended March 31	2004	2005	2006	2006

Sales and operating revenue:
Japan—
Customers	¥2,352,923	¥2,249,548	¥2,253,275	$19,259
Intersegment	2,514,698	2,575,093	3,264,281	27,900
Total	4,867,621	4,824,641	5,517,556	47,159

U.S.A.—
Customers	2,341,304	2,166,323	2,197,304	18,781
Intersegment	198,450	235,362	279,203	2,386
Total	2,539,754	2,401,685	2,476,507	21,167

Europe—
Customers	1,647,694	1,524,182	1,575,779	13,468
Intersegment	66,950	52,417	50,400	431
Total	1,714,644	1,576,599	1,626,179	13,899

Other—
Customers	1,154,470	1,219,563	1,449,078	12,385
Intersegment	813,798	804,721	1,038,827	8,879
Total	1,968,268	2,024,284	2,487,905	21,264

Elimination	(3,593,896)	(3,667,593)	(4,632,711)	(39,596)

Consolidated total	¥7,496,391	¥7,159,616	¥7,475,436	$63,893

Operating income:
Japan	¥(69,875)	¥(765)	¥199,491	$1,705
U.S.A.	85,290	72,414	11,291	96
Europe	78,822	12,186	(25,171)	(215)
Other	70,543	58,554	41,953	359
Corporate and elimination	(65,878)	(28,470)	(36,309)	(310)

Consolidated total	¥98,902	¥113,919	¥191,255	$1,635

Report of Independent Auditors

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“the Company”) at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.
May 26, 2006

Stock Information
Ownership and Distribution of Shares

	2004		2005		2006
	Number of	Number of	Number of	Number of	Number of	Number of
Years ended March 31	shares held	shareholders	shares held	shareholders	shares held	shareholders

Foreign institutions and individuals	366,289,954	1,444	480,990,694	1,409	502,219,220	1,375
Japanese financial institutions	192,651,120	386	172,413,987	350	184,831,560	293
Japanese individuals and others	316,428,972	823,335	300,072,586	776,192	270,118,452	712,033
Other Japanese corporations	44,113,525	5,726	37,334,315	5,240	35,031,017	4,650
Japanese securities firms	10,006,709	97	9,471,631	72	9,749,415	98

Total	929,490,280	830,988	1,000,283,213	783,263	1,001,679,664	718,449

Stock Price Range and Trading Volume on the Tokyo Stock Exchange
Years ended March 31

Notes:	1. This trading volume shows the monthly volume of trade on the Tokyo Stock Exchange. Each fiscal year starts in April and ends in March.
2. Stock prices and the Nikkei stock average is based on a simple average of daily closing prices for each day of every month at the Tokyo Stock Exchange.

Years ended March 31	2002	2003	2004	2005	2006

Stock price (Yen)
At year-end	6,700	4,200	4,360	4,270	5,450
High	10,340	7,460	4,670	4,710	6,040
Low	3,960	4,070	2,720	3,550	3,660
Annual increase/decrease	–24.7%	–37.3%	+3.8%	–2.1%	+27.6%

Number of shares outstanding at year-end (thousands of shares)	919,744	922,385	926,418	997,211	1,001,680

Market capitalization at year-end (Yen in trillions)	6.16	3.87	4.04	4.26	5.46

Per share of common stock data (Yen)
Cash dividends applicable to the year	25.0	25.0	25.0	25.0	25.0
Net Income (diluted)	16.67	118.21	87.00	158.07	116.88
Stockholders’ equity	2,570.31	2,466.81	2,563.67	2,872.21	3,200.85

Note:	Stock prices and per share data have been adjusted to reflect the two-for-one stock split completed on May 19, 2000. However, no adjustment to reflect such stock split has been made to the number of shares outstanding at the year ended March 31, 2000. Stock price data are based on daily closing prices.

Stock Acquisition Rights and Bond Information
As of March 31, 2006
STOCK ACQUISITION RIGHTS (SARS)

	Date of issue	Total number of	Exercise		Outstanding	Percentage of
Name	(Exercise period)	SARs to be issued	price		balance	SARs exercised (%)
The first series of common stock acquisition rights	December 9, 2002 (December 8, 2012)	12,004		¥5,396.00	11,957	0.4
The third series of common stock acquisition rights	March 31, 2003 (March 31, 2013)	14,475	U.S.	$36.57	12,000	17.1
The fourth series of common stock acquisition rights	November 14, 2003 (November 13, 2013)	13,978		¥4,101.00	13,304	4.8
The sixth series of common stock acquisition rights	March 31, 2004 (March 31, 2014)	12,236	U.S.	$40.90	11,510	5.9
The seventh series of common stock acquisition rights	November 18, 2004 (November 17, 2014)	14,242		¥3,782.00	14,242	0
The ninth series of common stock acquisition rights	March 31, 2005 (March 31, 2015)	10,094	U.S.	$40.34	10,094	0
The tenth series of common stock acquisition rights	November 17, 2005 (November 16, 2015)	11,241		¥4,060.00	11,241	0
The eleventh series of common stock acquisition rights	November 17, 2005 (November 17, 2015)	13,675	U.S.	$34.14	13,675	0

Notes:	1. Stock acquisition rights numbers 1 through 11 were issued at no cost for the purpose of granting stock options.
2. Subsidiary tracking stock acquisition rights numbers 2, 5 and 8 were all exercised.
CONVERTIBLE BONDS

			Interest rate	Total amount	Conversion	Outstanding balance
Name	Date of issue	Years	(%)	of issue	price	(Percentage of bonds converted)
Euroyen-denominated notes with convertible bond-type stock acquisition rights and conversion restrictions	December 18, 2003	5	0	¥250,000 million	¥5,605.0	¥250,000 million (0%)
U.S. dollar convertible bonds	April 17, 2000	10	0	U.S.$57,331 thousand	¥13,220.0	U.S.$46,276 thousand (0%)
U.S. dollar convertible bonds	April 16, 2001	10	0	U.S.$77,056 thousand	¥8,814.0	U.S.$49,273 thousand (0%)
U.S. dollar convertible bonds	December 17, 2001	5	0	U.S.$57,307 thousand	¥5,952.23	U.S.$32,728 thousand (41.5%)
U.S. dollar convertible bonds	April 15, 2002	10	0	U.S.$67,297 thousand	¥6,931.0	U.S.$39,067 thousand (0%)

Notes:	1.	The stock acquisition rights of the bonds with stock acquisition rights (principal amount of ¥250 billion) cannot be detached from the bonds, and the exercise of a stock acquisition right causes the corresponding bond to be canceled in lieu of a cash payment for purchase of shares. Due to this close interrelation between the bonds and stock acquisition rights, and in consideration of the value of the stock acquisition rights and the economic value obtainable by issuing the bonds with the coupon, issue price and other terms of the issue, the stock acquisition rights are issued at no cost.
	2.	All U.S. dollar convertible bonds were issued to provide equity-based compensation to certain executives in Sony’s U.S. subsidiary companies. All U.S. dollar convertible bonds were issued for distribution to certain executives in Sony Corporation’s U.S. subsidiary companies as an equity-based incentive plan. Although the conversion ratio is 0% for all these bonds, the value of bonds issued does not match the outstanding balance of bonds because Sony Corporation purchased and canceled a portion of these warrants that were not used for the incentive plan.
BONDS WITH WARRANTS

			Interest rate	Total amount	Conversion	Outstanding balance
Name	Date of issue	Years	(%)	of issue	price	(Percentage of warrants exercised)
The tenth series of unsecured bonds with warrants	October 19, 2000	6	1.55	¥12,000 million	¥12,457.0	¥11,490 million (0%)
The thirteenth series of unsecured bonds with warrants	December 21, 2001	6	0.9	¥7,300 million	¥6,039.0	¥6,920 million (0%)
The fourteenth series of unsecured bonds with warrants	December 21, 2001	6	0.9	¥150 million	¥2,962.3	¥ — million (100%)

Notes:	1.	All bonds with warrants were issued for distribution to the directors and other executives of Sony Corporation as an equity-based incentive plan. The fourteenth series of unsecured bonds with warrants for shares of subsidiary tracking stock was issued for distribution to the directors and other executives of Sony Communication Network. Regarding the tenth series of unsecured bonds with warrants and the thirteenth series of unsecured bonds with warrants, Sony Corporation canceled a portion of the warrants that were not used for the incentive plan. As a result, although the exercise ratio is 0% for both issues, the value of bonds issued does not match the outstanding balance of warrants.
	2.	The seventh series of unsecured bonds with warrants (¥4,000 million) was redeemed at maturity on August 23, 2005.
STRAIGHT BONDS

Name	Date of issue	Years	Interest rate (%)	Total amount of issue	Outstanding balance
The seventh (2) series of unsecured bonds	July 26, 2000	7	1.99	¥15,000 million	¥15,000 million
The eighth (2) series of unsecured bonds	July 26, 2000	10	(Note 2)	¥5,000 million	¥4,900 million
The ninth series of unsecured bonds	September 13, 2000	10	2.04	¥50,000 million	¥50,000 million
The eleventh series of unsecured bonds	September 17, 2001	5	0.64	¥100,000 million	¥100,000 million
The twelfth series of unsecured bonds	September 17, 2001	10	1.52	¥50,000 million	¥50,000 million
The fifteenth series of unsecured bonds	September 8, 2005	5	0.80	¥50,000 million	¥50,000 million
The sixteenth series of unsecured bonds	September 8, 2005	7	1.16	¥40,000 million	¥40,000 million
The seventeenth series of unsecured bonds	September 8, 2005	10	1.57	¥30,000 million	¥30,000 million
The eighteenth series of unsecured bonds	February 28, 2006	4	1.01	¥40,000 million	¥40,000 million
The nineteenth series of unsecured bonds	February 28, 2006	7	1.52	¥35,000 million	¥35,000 million
The twentieth series of unsecured bonds	February 28, 2006	10	1.75	¥25,000 million	¥25,000 million

Notes:	1.	Sony Corporation assumed responsibility for the sixth (2) series of unsecured bonds, the seventh (2) series of unsecured bonds and the eighth (2) series of unsecured bonds as a result of its merger with AIWA Corporation. Sony Corporation repurchased and canceled ¥100 million of the eighth (2) series of unsecured bonds.
	2.	The interest rate of the eighth (2) series of unsecured bonds is calculated by subtracting 2-year interest rate swap from 20-year interest rate swap and then adding 1.00%. (If the result of this calculation is negative, the interest rate is 0%.)
	3.	The eighth series of unsecured bonds (¥100,000 million) and the sixth (2) series of unsecured bonds (¥15,000 million) were redeemed at maturity on September 13 and October 21, 2005, respectively.

Investor Information

SONY CORPORATION
7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo  141-0001, Japan
Phone:       81-(0)3-5448-2111
Facsimile:  81-(0)3-5448-2244
INVESTOR RELATIONS OFFICES
If you have any questions or would like a copy of our Form 20-F, filed with the U.S. Securities and Exchange Commission, or our Annual Report to shareholders, please direct your request to:
■	Japan SONY CORPORATION IR Department 7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001 Phone: 81-(0)3-5448-2111 Facsimile: 81-(0)3-5448-2244

■	U.S.A. SONY CORPORATION OF AMERICA Investor Relations 550 Madison Avenue, 27th Floor, New York, NY 10022-3211 Phone: U.S. and Canada 800-556-3411 International 1-402-573-9867 Facsimile: 1-212-833-6938

■	U.K. SONY GLOBAL TREASURY SERVICES PLC. Investor Relations 11th Floor, St. Helens, 1 Undershaft, London EC3A 8EE Phone: 44-(0)20-7444-9713 Facsimile: 44-(0)20-7444-9763
SONY ON THE INTERNET
Sony’s Investor Relations Home Pages on the World Wide Web offer a wealth of corporate information, including the latest annual report and financial results. http://www.sony.net/IR/
ORDINARY GENERAL MEETING OF SHAREHOLDERS
The Ordinary General Meeting of Shareholders is held in June
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers Aarata
Tokyo, Japan
DEPOSITARY, TRANSFER AGENT AND REGISTRAR
FOR AMERICAN DEPOSITARY RECEIPTS
JPMorgan Chase Bank N.A.
4 New York Plaza, New York, NY 10004, U.S.A
■	Contact Address: JPMorgan Service Center JPMorgan Chase Bank P.O. Box 43013 Providence, RI 02940-3013 Phone: U.S. 800-360-4522 International 1-781-575-4328
CO-TRANSFER AND CO-REGISTRAR AGENT
CIBC Mellon Trust Company
2001 University Street, 16th Floor,
Montreal, Quebec, H3A 2A6, Canada
Phone: 1-514-285-3600
TRANSFER AGENT
Mitsubishi UFJ Trust Bank Limited and Banking Corporation
Corporate Agency Department
10-11, Higashisuna 7-chome, Koto-ku,
Tokyo 137-8081, Japan
Phone: 81-(0)3-3212-1211
OVERSEAS STOCK EXCHANGE LISTINGS
New York and London stock exchanges
JAPANESE STOCK EXCHANGE LISTINGS
Tokyo and Osaka stock exchanges
NUMBER OF SHAREHOLDERS
(As of March 31, 2006)
718,449
Information regarding CSR
(Corporate Social Responsibility)
Sony’s CSR Report and information about Sony CSR and environmental activities can be accessed at the following web site.
http://www.sony.net/csr/
Inquiries concerning the aforementioned activities can be directed to:
Sony Corporation
Corporate Social Responsibility Department
Phone:      81-(0)3-5448-3533
Facsimile: 81-(0)3-5448-7838

Annual Report 2006
Year Ended March 31, 2006
Sony Corporation

Printed in Japan